Exhibit 99.1

THIRD QUARTER REPORT 2017

All amounts expressed in U.S. dollars unless otherwise indicated

Barrick Reports Third Quarter 2017 Results

●	Barrick reported a net loss attributable to equity holders (“net loss”) of $11 million ($0.01 per share), and adjusted net earnings[1] of $186 million ($0.16 per share) for the third quarter.

●	The Company generated third quarter revenues of $1.993 billion, net cash provided by operating activities (“operating cash flow”) of $532 million, and free cash flow[2] of $225 million.

●	Gold production in the third quarter was 1.243 million ounces, at a cost of sales applicable to gold3 of $820 per ounce, and all-in sustaining costs[4] of $772 per ounce.

●	We have reduced our total debt by nearly $1.5 billion year to date, exceeding our target for 2017.

●	We have narrowed full-year gold production guidance to 5.3-5.5 million ounces, at a cost of sales[3] of $790-$810 per ounce, and all-in sustaining costs4 of $740-$770 per ounce.

●

Feasibility level projects at Cortez Deep South, Goldrush, Turquoise Ridge, and Lagunas Norte continue to advance on schedule and within budget. A prefeasibility study for Pascua-Lama remains underway.

●

Barrick and the Government of Tanzania have reached an agreement on a proposed framework that would redefine Acacia’s relationship with the Government, creating a path for the resolution of outstanding matters impacting Acacia’s operations.

TORONTO, October 25, 2017 — Barrick Gold Corporation (NYSE:ABX)(TSX:ABX) (“Barrick” or the “Company”) today reported third quarter results for the period ending September 30, 2017. Lower revenues, earnings, and cash flow for the quarter reflect lower gold production compared to the prior-year period, as well as the impact of lower sales from Acacia. Despite these factors, a stronger balance sheet and robust cash flow generation allowed us to increase investments in the future of our business, with the ultimate objective of growing free cash flow per share over the long term.

We allocated more capital to our pipeline of low risk, organic projects, located at or near Barrick’s core operations. These projects have the potential to contribute more than one million ounces of annual production to Barrick, beginning in 2020. In addition to organic growth and exploration, the impact of our ongoing investments in digital transformation and innovation, including improvements in safety, productivity, efficiency, and transparency, are expected to accelerate as we broaden the implementation of these projects across our operations.

FINANCIAL HIGHLIGHTS

The Company reported a net loss of $11 million ($0.01 per share) for the third quarter, compared to net earnings of $175 million ($0.15 per share) in the prior-year period. The decrease in net earnings primarily reflects lower gold production and lower gold prices, as well as the impact of Tanzania’s concentrate export ban on Acacia.

Net earnings were also impacted by a tax provision of $172 million related to the proposed framework for Acacia’s operations in Tanzania (see page 4 for more details).

In addition, debt extinguishment costs, direct mining costs, exploration and evaluation costs, and depreciation expenses were higher than the prior-year period. These increases were partially offset by higher earnings from equity investees, lower interest costs as a result of debt repayments, and lower tax expense.

Adjusted net earnings1 for the third quarter were $186 million ($0.16 per share), compared to $278 million ($0.24 per share) in the prior-year period. Significant adjusting items (pre-tax and non-controlling interest effects) in the third quarter include:

●	$101 million in losses on debt extinguishment; and

●	$172 million in a tax provision relating to the proposed framework for Acacia operations in Tanzania; partially offset by

●	$93 million in tax effects and non-controlling interest impacts, primarily in relation to the two adjustments discussed above.

Refer to page 50 of Barrick’s third quarter MD&A for a full list of reconciling items between net earnings and adjusted net earnings for the current and prior-year periods.

Operating cash flow was $532 million, compared to $951 million in the third quarter of 2016. Lower operating cash flow primarily reflects lower gold sales, combined with higher cash taxes paid, and higher direct mining costs. Operating cash flow was also impacted by lower cash flows attributable to non-controlling interests, an increase in exploration, evaluation and project expenses, and lower gold prices.

Free cash flow2 for the third quarter was $225 million, compared to $674 million in the third quarter of 2016. Lower free cash flow primarily reflects higher capital expenditures combined with lower operating cash flows. In the third quarter of 2017, capital expenditures on a cash basis were $307 million, compared to $277 million in the third quarter of 2016. This includes a $27 million increase in project capital expenditures, primarily at Barrick Nevada, relating to the development of Crossroads, the Cortez Hills Lower Zone, and the Goldrush project. Minesite sustaining capital expenditures were also higher at Barrick Nevada and Veladero, in line with plans.

RESTORING A STRONG BALANCE SHEET

Achieving and maintaining a strong balance sheet remains a top priority. So far this year, we have reduced our total debt by nearly $1.5 billion, exceeding our target of $1.45 billion for 2017. During the third quarter, we completed the redemption of approximately $731 million of May 2023 notes, and fully repaid the amounts outstanding on our Pueblo Viejo project financing agreement.

Our goal is to reduce our total debt to $5 billion by the end of 2018, using cash flow from operations, and through further portfolio optimization, including potential divestments and the creation of new joint ventures and partnerships. The Company will continue to pursue debt reduction with discipline, taking only those actions that make sense for the business, on terms we consider favorable to our shareholders.

At the end of the third quarter, Barrick had a consolidated cash balance of approximately $2.0 billion5. The Company has less than $100 million6 in debt due before 2020. Three-quarters of our outstanding total debt of $6.4 billion does not mature until after 2032.

BARRICK THIRD QUARTER 2017	2	PRESS RELEASE

OPERATING HIGHLIGHTS AND OUTLOOK

Barrick produced 1.243 million ounces of gold in the third quarter, at a cost of sales3 of $820 per ounce. This compares to 1.381 million ounces, at a cost of sales3 of $766 per ounce in the prior-year period. Production levels were expected to be lower in the third quarter, with higher gold production and lower costs expected in the fourth quarter. On a per ounce basis, cost of sales applicable to gold was higher due to the impact of fewer ounces sold, combined with higher direct mining costs, and depreciation expense.

All-in sustaining costs4 in the third quarter were $772 per ounce, compared to $704 per ounce in the third quarter of 2016. Higher all-in sustaining costs primarily reflect a planned increase in minesite sustaining capital expenditures at Barrick Nevada and Veladero, and higher cost of sales on a per ounce basis.

Cash costs3 increased from $518 per ounce in the third quarter of 2016, to $546 per ounce in the third quarter of 2017, primarily driven by higher direct mining costs. Cash costs have decreased by five percent over the first nine months of 2017, compared to the same period in 2016.

We have narrowed our full-year gold production and cost guidance ranges. We expect full-year gold production to be 5.3-5.5 million ounces, at a cost of sales3 of $790-$810 per ounce, and all-in sustaining costs4 of $740-$770 per ounce. This compares to our most recent production guidance of 5.3-5.6 million ounces, at a cost of sales3 of $780-$820 per ounce, and all-in sustaining costs4 of $720-$770 per ounce.

The Company produced 115 million pounds of copper in the third quarter, at a cost of sales3 of $1.67 per pound, and all-in sustaining costs7 of $2.24 per pound. This compares to 100 million pounds, at a cost of sales3 of $1.43 per pound, and all-in sustaining costs7 of $2.02 per pound, in the third quarter of 2016.

Our full-year copper production guidance range has narrowed to 420-440 million pounds. We have increased our copper cost of sales3 guidance to $1.70-$1.85 per pound, primarily as a result of higher costs in Zambia. Our copper all-in sustaining cost7 guidance range has narrowed to $2.20-$2.40 per pound.

Please see page 34 of Barrick’s third quarter MD&A for individual operating segment performance details. Detailed mine site guidance information can be found in Appendix 1 of this press release.

Gold	Third Quarter 2017	Current 2017 Guidance	Original 2017 Guidance
Production[8] (000s of ounces)	1.243	5.300-5.500	5.600-5.900*
Cost of sales applicable to gold[3] ($ per ounce)	820	790-810	780-820
All-in sustaining costs[4] ($ per ounce)	772	740-770	720-770

Copper
Production[8] (millions of pounds)	115	420-440	400-450
Cost of sales applicable to copper[3] ($ per pound)	1.67	1.70-1.85	1.50-1.70
All-in sustaining costs[7] ($ per pound)	2.24	2.20-2.40	2.10-2.40
Total Attributable Capital Expenditures[9] ($ millions)	296	1,350-1,500	1,300-1,500

*Original 2017 gold production guidance was adjusted to 5.3-5.6 million ounces to reflect the sale of 50 percent of Veladero to Shandong Gold Mining Co., Ltd effective June 30, 2017.

BARRICK THIRD QUARTER 2017	3	PRESS RELEASE

APPOINTMENT OF CHIEF DIGITAL OFFICER

Digital transformation is helping Barrick generate more value from its assets by leveraging data, analytics, and deep machine learning to make our business more safe, productive, and transparent.

In August, we appointed Sham Chotai as Barrick’s first Chief Digital Officer. Under Mr. Chotai’s leadership, Barrick will accelerate its digital transformation by bringing together the Company’s Information Technology, Digital, and Operating Technology groups. This will ensure an integrated approach to developing and adopting digital solutions across the Company, and will build on the success of our pilot implementations this year.

Those pilots have demonstrated the ability to capture productivity gains and cost reductions at the Cortez mine by optimizing mining cycle times, digitizing maintenance work, and introducing autonomous operations. As we scale up the use of these products across Cortez and other Barrick operations, we expect to see a corresponding acceleration of the benefits we have achieved thus far.

Mr. Chotai comes to Barrick with 25 years of experience in digital technology, business intelligence, and software development. Prior to joining Barrick, he was Chief Technology Officer and Head of Software for GE’s Power business. Mr. Chotai also served as Vice President, Cloud Computing for Hewlett-Packard.

PROPOSAL FOR A NEW PARTNERSHIP BETWEEN ACACIA AND TANZANIA

Following three months of discussions, the Government of Tanzania and Barrick have agreed on a proposed framework, which, if adopted, would redefine Acacia’s relationship with Tanzania for the long term, moving to a partnership characterized by trust and transparency. This proposal is subject to review and approval by Acacia.

We believe the proposed framework represents the optimal path for the resolution of outstanding disputes between Acacia and the Government of Tanzania, and for the resumption of normal operations. Such a partnership has the potential to provide greater near-term certainty to Acacia and Barrick shareholders, and mitigate risk of future business disruptions; thereby improving the long-term stability and sustainability of Acacia’s operations in Tanzania.

Under the proposed framework, economic benefits from Acacia’s operations would be split on a 50/50 basis with the Government of Tanzania. The Government’s portion will be delivered in the form of royalties, taxes, and a 16 percent free carried interest in Acacia’s Tanzanian operations, in line with the country’s new mining law.

A new Tanzanian operating company will be created to manage Bulyanhulu, Buzwagi, and North Mara. The principle of transparency between partners will define how this company operates. The Government of Tanzania will participate in decisions related to operations, investment, planning, procurement, and marketing. This operating company will maximize employment of Tanzanians, building local capacity at all levels of the business, from board membership to operations. It will also increase procurement of goods and services within Tanzania.

Having agreed on a proposed partnership framework, the Government of Tanzania and Barrick have created a working group to resolve outstanding tax matters relating to Acacia. In support of the working group’s ongoing efforts, the proposed framework agreed between Barrick and the Government of Tanzania provides for the payment of $300 million to the Government of Tanzania by Acacia, on terms to be settled by the working group. Given Acacia’s current financial position, these payments would be made over time, using Acacia’s ongoing cash flows. As such, payment would be also conditional on Acacia’s ability to sell doré and concentrate.

BARRICK THIRD QUARTER 2017	4	PRESS RELEASE

Barrick will also be working with the Government of Tanzania to establish the basis upon which the concentrate export ban can be lifted as expediently as possible, including protocols for joint oversight and verification of concentrate shipments.

Barrick and the Government of Tanzania will now work to complete detailed documentation and final agreements for review and approval by Acacia. We expect this work to be completed in the first half of 2018. Barrick has engaged with independent directors of Acacia during this process, and will continue to do so.

PROJECTS UPDATE

Our four most advanced projects continue to progress according to schedule and in line with initial capital estimates, with the potential to contribute more than one million ounces of annual gold production to Barrick beginning in 2020, at costs well below our current portfolio average.

This includes three significant projects in Nevada: the Cortez Deep South underground expansion; the development of an underground mine at Goldrush; and the construction of a third shaft at the Turquoise Ridge mine. At Lagunas Norte in Peru, we are advancing a phased approach to extending the life of the mine by optimizing the recovery of carbonaceous oxide ores, followed by mining and processing of refractory material.

In addition, we continue to advance a prefeasibility study for underground mining at the Pascua-Lama project on the border between Argentina and Chile.

Cortez Hills Deep South Underground Project, Nevada, USA10

The Deep South project, located within the Lower Zone of the Cortez Hills underground mine, is expected to contribute average underground production of more than 300,000 ounces per year. The prefeasibility study anticipated a cost of sales3 of $840 per ounce, and average all-in sustaining costs4 of $580 per ounce, for mining in the Deep South area. The project remains on schedule and within budget, with initial capital costs estimated to be $153 million.

The Deep South project will utilize infrastructure which has already been approved under current plans to expand mining in the Lower Zone. This includes construction of new twin declines, a conveyor haulage system, fuel and lubrication system, shotcrete and cemented rock fill plants, and an underground maintenance shop.

At the end of the third quarter, the twin declines had advanced a total of 6,581 feet, or 44 percent of the total distance, in line with schedule. Mass excavations for key underground infrastructure have also begun, and contracts for underground construction works have been awarded. Activities in the fourth quarter will include mobilizing contractors, advancing the twin declines, and completing temporary warehouses, in addition to continued procurement for construction activities.

Permitting for Deep South was initiated in 2016 with the submission of an amendment to the current Mine Plan of Operations to the Bureau of Land Management. Permitting is expected to take approximately three to four years, including the preparation of an Environmental Impact Statement. A record of decision is expected by 2020. On this basis, initial production from Deep South could commence by 2023.

Goldrush Project, Cortez District, Nevada, USA

Goldrush has the potential to become Barrick’s newest underground operation in Nevada, with first production expected as early as 2021, and sustained production by 2023. The mine is expected to produce approximately

BARRICK THIRD QUARTER 2017	5	PRESS RELEASE

450,000 ounces of gold per year during its first full five years in operation. Cost of sales3 is expected to be $800 per ounce, with average all-in sustaining costs4 of $665 per ounce. We continue to anticipate initial capital costs of approximately $1 billion.

The first phase of the project involves the construction of an exploration twin decline to provide access to the orebody at depth, which will enable further exploration drilling, as well as the conversion of existing resources to reserves. The exploration declines can be converted into full production declines in the future.

Initial site preparation works for the portal have been completed, and construction on the portal pad is now under way. We have also completed a surface drilling program in the Red Hill zone of the deposit, which is expected to support additional resource conversion.

Work during the fourth quarter will focus on advancing portal pad construction, and the selection of an underground contractor for decline development, which is expected to begin in early 2018. Permitting is expected to commence in 2018, initiating a three- to four-year Environmental Impact Statement process.

Turquoise Ridge Third Shaft Project, Nevada, USA

Through the development of a third shaft, combined with improvements in mining productivity, Turquoise Ridge has the potential to increase output to an average of 500,000 ounces per year (100 percent basis) at a cost of sales3 of $750-$800 per ounce, and all-in sustaining costs4 of about $625-$675 per ounce. The project is expected to require capital expenditures of approximately $300-$325 million (100 percent basis) for additional underground development and shaft construction. All necessary permits for a third shaft are already in place.

Surface preparation works began in the third quarter, and included moving 95,000 cubic yards of earth, setting up storm water diversion infrastructure, and extending utilities to the shaft site. This work is expected to be complete by the end of 2017. Contracts and materials to support medium and high voltage electrical distribution, water handling and sewage treatment have been purchased, and a tender process is now open for the shaft sinking contract.

In keeping with our phased approach, construction on a ventilation shaft could begin in the second half of 2018, at roughly half the total capital expenditure of a full production shaft. This ventilation shaft would allow for expanded underground mining using existing infrastructure, and could be equipped and converted to a full production shaft to increase the mine’s output to approximately 500,000 ounces per year.

During the quarter, Turquoise Ridge also took delivery of its first road header. Building on the successful use of this technology at Cortez, the road header will enable the mine to transition to mechanical cutting, rather than traditional drilling and blasting, improving overall productivity and throughput at the operation, and supporting the increased hoisting capacity that a third shaft will support.

Lagunas Norte Life Extension Project, La Libertad, Peru11

In 2016, the Company completed a prefeasibility study for a 6,000 tonne per day grinding-flotation-autoclave and carbon-in-leach processing circuit. The project has the potential to extend the life of the Lagunas Norte mine by approximately 10 years by treating refractory material located under the mine’s existing oxide ore body. By employing strategies to optimize and increase the recovery of carbonaceous oxide ore from existing stockpiles at the mine, we have been able to re-sequence this project in two parts, deferring the capital expenditures necessary for refractory ore processing.

BARRICK THIRD QUARTER 2017	6	PRESS RELEASE

The first component of the project would involve the construction of a grinding and carbon-in-leach processing circuit that would treat remaining carbonaceous oxide material at Lagunas Norte. Environmental permits for these facilities are already in hand. Pending completion of the feasibility study, a positive investment decision, and receipt of construction permits, work on these facilities could begin in late 2018, with first production in 2020. Construction of the flotation and pressure oxidation circuits would follow this, subject to Environmental Impact Assessment approval and a positive investment decision by the Company.

Work in 2017 has focused on completing a feasibility study, including additional drilling to improve orebody knowledge, and further metallurgical testing.

Pascua-Lama Project, San Juan, Argentina/Atacama Region, Chile

We have made significant progress on a prefeasibility study for the development of an underground, block caving operation at Pascua-Lama. The project would utilize the existing process plant and tailings facility on the Argentinean side of the border, construction of which is already well advanced.

In order to complete the prefeasibility study, de-risk the project and improve economics, we are undertaking a number of optimization studies, along with a focused drilling campaign during the 2017/2018 summer season in the southern hemisphere. Previous drilling on the deposit was primarily undertaken in support of open pit mining plans. This campaign will focus on improving ore body knowledge on the Argentinean side of the deposit where further data is needed to validate underground development plans and metallurgy.

A switch to underground mining addresses a number of stakeholder concerns by significantly reducing surface land disturbance and therefore the overall environmental footprint of the project, as compared to an open pit operation. In addition, an underground mine would be less susceptible to weather-related production interruptions during the winter season.

In keeping with Barrick’s strategic cooperation agreement with Shandong Gold, representatives from Shandong will also work with the project team to exchange knowledge, experience and technologies that have the potential to further optimize Pascua-Lama.

TECHNICAL INFORMATION

The scientific and technical information contained in this press release has been reviewed and approved by Steven Haggarty, P. Eng., Senior Director, Metallurgy of Barrick, Rick Sims, Registered Member SME, Senior Director, Resources and Reserves of Barrick, and Patrick Garretson, Registered Member SME, Senior Director, Life of Mine Planning of Barrick, each a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.

BARRICK THIRD QUARTER 2017	7	PRESS RELEASE

Appendix 1

2017 Updated Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS

	Production (millions of ounces)	Cost of sales[3] ($ per ounce)	All-in sustaining costs[4] ($ per ounce)	Cash costs[4] ($ per ounce)
Barrick Nevada	2.280-2.320	790-830	620-650	450-470
Pueblo Viejo (60%)	0.635-0.650	650-670	540-560	410-430
Veladero (50%)*	0.430-0.465	870-940	920-990	580-610
Lagunas Norte	0.380-0.400	610-650	470-510	390-410

Sub-total	3.700-3.800	770-800	640-660	450-470

Acacia (63.9%)	~0.480	860-900	880-920	580-620
KCGM (50%)	0.375-0.425	810-900	665-715	585-635
Turquoise Ridge (75%)	0.210-0.230	700-750	770-830	580-610
Porgera (47.5%)	0.235-0.255	850-910	940-1,010	700-750
Hemlo	0.195-0.210	940-1,010	1,020-1,130	780-810
Golden Sunlight	0.035-0.050	1,200-1,550	1,200-1,300	1,150-1,250

Total Gold	5.300-5.500[12]	790-810	740-770	520-535

*Reflects our 50% equity share of Veladero from July 1, 2017 onwards.

COPPER PRODUCTION AND COSTS

	Production (millions of pounds)	Cost of sales[3] ($ per pound)	All-in sustaining costs7 ($ per pound)	C1 cash costs[7] ($ per pound)
Zaldívar (50%)	115-125	2.10-2.30	2.10-2.30	~1.60
Lumwana	250-270	1.40-1.60	2.20-2.40	1.50-1.70
Jabal Sayid (50%)	35-45	2.00-2.70	2.10-2.60	1.50-1.90

Total Copper	420-440[12]	1.70-1.85	2.20-2.40	1.60-1.75

CAPITAL EXPENDITURES

($ millions)
Mine site sustaining	1,100-1,200
Project	250-300

Total Attributable Capital Expenditures[9]	1,350-1,500

BARRICK THIRD QUARTER 2017	8	PRESS RELEASE

Appendix 2

2017 Outlook Assumptions and Economic Sensitivity Analysis

	2017 Guidance Assumption	Hypothetical Change	Impact on Revenue (millions)	Impact on Cost of sales[3] (millions)	Impact on All-in sustaining costs[4,7]
Gold revenue, net of royalties	$1,050/oz	+/- $100/oz	+/- $142	+/- $4	+/- $3/oz
Copper revenue, net of royalties[13]	$2.25/lb	+ $0.50/lb	+ $58	+ $4	+ $0.03/lb
Copper revenue, net of royalties[13]	$2.25/lb	- $0.50/ lb	- $46	- $3	- $0.03/ lb
Gold all-in sustaining costs[4]
WTI crude oil price[14]	$55/bbl	+/- $10/bbl	n/a	+/- $5	+/- $3/oz
Australian dollar exchange rate	0.75 :1	+/- 10%	n/a	+/- $8	+/- $5/oz
Argentine peso exchange rate	16.50 : 1	+/- 10%	n/a	+/- $2	+/- $1/oz
Canadian dollar exchange rate	1.32 : 1	+/- 10%	n/a	+/- $8	+/- $6/oz
Copper all-in sustaining costs[7]
WTI crude oil price[14]	$55/bbl	+/- $10/bbl	n/a	+/- $1	+/- $0.01/lb
Chilean peso exchange rate	675 : 1	+/- 10%	n/a	+/- $1	+/- $0.01/lb

BARRICK THIRD QUARTER 2017	9	PRESS RELEASE

Endnotes

ENDNOTE 1

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: certain impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; gains (losses) and other one-time costs relating to acquisitions or dispositions; foreign currency translation gains (losses); significant tax adjustments not related to current period earnings; unrealized gains (losses) on non-hedge derivative instruments; and the tax effect and non-controlling interest of these items. The Company uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Barrick believes that adjusted net earnings is a useful measure of our performance because these adjusting items do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
Net earnings (loss) attributable to equity holders of the Company	$(11)	$175	$1,752	$230
Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[1]	2	49	(1,128)	54
Acquisition/disposition (gains)/losses[2]	(5)	37	(882)	35
Foreign currency translation (gains)/losses	25	19	60	181
Significant tax adjustments[3]	174	5	183	59
Other expense adjustments[4]	103	1	130	75
Unrealized gains on non-hedge derivative instruments	(9)	(12)	(6)	(23)
Tax effect and non-controlling interest[5]	(93)	4	500	(48)

Adjusted net earnings	$186	$278	$609	$563

Net earnings (loss) per share[6]	(0.01)	0.15	1.50	0.20
Adjusted net earnings per share[6]	0.16	0.24	0.52	0.48

[1]

Net impairment reversals for the nine month period ended September 30, 2017 primarily relate to impairment reversals at the Cerro Casale project upon reclassification of the project’s net assets as held-for-sale as at March 31, 2017.

[2]

Disposition gains for the three and nine month periods ended September 30, 2017 primarily relate to the sale of a 50% interest in the Veladero mine and the gain related to the sale of a 25% interest in the Cerro Casale project.

[3]

Significant tax adjustments for the three and nine month periods ended September 30, 2017 primarily relate to a tax provision relating to the impact of the proposed framework for Acacia operations in Tanzania.

[4]	Other expense adjustments for the three and nine month periods ended September 30, 2017 primarily relate to debt extinguishment costs.
[5]	Tax effect and non-controlling interest for the nine month period ended September 30, 2017 primarily relates to the impairment reversals at the Cerro Casale project discussed above.
[6]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

ENDNOTE 2

“Free cash flow” is a non-GAAP financial performance measure which excludes capital expenditures from net cash provided by operating activities. Barrick believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK THIRD QUARTER 2017	10	PRESS RELEASE

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
Net cash provided by operating activities	$532	$951	$1,475	$1,929
Capital expenditures	(307)	(277)	(1,046)	(800)

Free cash flow	$225	$674	$429	$1,129

ENDNOTE 3

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

ENDNOTE 4

“Cash costs” per ounce and “All-in sustaining costs” per ounce are non-GAAP financial performance measures. “Cash costs” per ounce starts with cost of sales applicable to gold production, but excludes the impact of depreciation, the non-controlling interest of cost of sales, and includes by-product credits. “All-in sustaining costs” per ounce begin with “Cash costs” per ounce and add further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, general & administrative costs, minesite exploration and evaluation costs, and reclamation cost accretion and amortization. Barrick believes that the use of “cash costs” per ounce and “all-in sustaining costs” per ounce will assist investors, analysts and other stakeholders in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “Cash costs” per ounce and “All-in sustaining costs” per ounce are intended to provide additional information only and do not have any standardized meaning under IFRS. Although a standardized definition of all-in sustaining costs was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK THIRD QUARTER 2017	11	PRESS RELEASE

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended September 30		For the nine months ended September 30
	Footnote	2017	2016	2017	2016
Cost of sales applicable to gold production		$1,147	$1,202	$3,544	$3,633
Depreciation		(357)	(373)	(1,125)	(1,108)
By-product credits	1	(32)	(59)	(105)	(143)
Realized (gains)/losses on hedge and non-hedge derivatives	2	9	15	19	71
Non-recurring items	3	—	34	—	24
Other	4	(24)	(9)	(71)	(24)
Non-controlling interests (Pueblo Viejo and Acacia)	5	(73)	(92)	(218)	(267)

Cash costs		$670	$718	$2,044	$2,186

General & administrative costs		69	71	186	217
Minesite exploration and evaluation costs	6	16	10	39	26
Minesite sustaining capital expenditures	7	248	236	830	646
Rehabilitation - accretion and amortization (operating sites)	8	14	16	51	41
Non-controlling interest, copper operations and other	9	(67)	(75)	(199)	(209)

All-in sustaining costs		$950	$976	$2,951	$2,907

Project exploration and evaluation and project costs	6	84	34	217	129
Community relations costs not related to current operations		1	1	3	6
Project capital expenditures	7	53	35	192	124
Rehabilitation - accretion and amortization (non-operating sites)	8	3	2	16	7
Non-controlling interest and copper operations	9	(6)	(7)	(12)	(38)

All-in costs		$1,085	$1,041	$3,367	$3,135

Ounces sold - equity basis (000s ounces)	11	1,227	1,386	3,930	3,984

Cost of sales per ounce	10	$820	$766	$791	$803

Cash costs per ounce	12	$546	$518	$520	$549
Cash costs per ounce (on a co-product basis)	11,12	$565	$550	$539	$575

All-in sustaining costs per ounce	12	$772	$704	$750	$730
All-in sustaining costs per ounce (on a co-product basis)	12,13	$791	$736	$769	$756

All-in costs per ounce	12	$884	$751	$856	$787
All-in costs per ounce (on a co-product basis)	12,13	$903	$783	$875	$813

1	By-product credits
Revenues include the sale of by-products for our gold and copper mines for the three and nine months ended September 30, 2017 of $32 million and $105 million, respectively, (2016: $50 million and $110 million, respectively) and energy sales from the Monte Rio power plant at our Pueblo Viejo mine for the three and nine months ended September 30, 2017 of $nil and $nil, respectively, (2016: $9 million and $33 million, respectively) up until its disposition on August 18, 2016.
2	Realized (gains)/losses on hedge and non-hedge derivatives
Includes realized hedge losses of $8 million and $22 million, respectively, for the three and nine month periods ended September 30, 2017 (2016: $15 million and $59 million, respectively), and realized non-hedge losses of $1 million and gains of $3 million, respectively, for the three and nine month periods ended September 30, 2017 (2016: losses of $nil and $12 million, respectively). Refer to Note 5 to the Financial Statements for further information.
3	Non-recurring items
Non-recurring items in 2016 consist of $34 million in a reduction in cost of sales attributed to insurance proceeds recorded in the third quarter of 2016 related to the 2015 oxygen plant motor failure at Pueblo Viejo and $10 million in abnormal costs at Veladero. These costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.
4	Other
Other adjustments for the three and nine month periods ended September 30, 2017 include adding the net margins related to power sales at Pueblo Viejo of $nil and $nil, respectively, (2016: $1 million and $5 million, respectively), adding the cost of treatment and refining charges of $nil and $1 million, respectively, (2016: $3 million and $12 million, respectively) and the removal of cash costs and by-product credits associated with our Pierina mine, which is mining incidental ounces as it enters closure, of $25 million and $73 million, respectively (2016: $14 million and $42 million, respectively).
5	Non-controlling interests (Pueblo Viejo and Acacia)
Non-controlling interests include non-controlling interests related to gold production of $103 million and $317 million, respectively, for the three and nine month periods ended September 30, 2017 (2016: $124 million and $381 million, respectively). Refer to Note 5 to the Financial Statements for further information.

BARRICK THIRD QUARTER 2017	12	PRESS RELEASE

6	Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 30 of Barrick’s third quarter MD&A.
7	Capital expenditures
Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are stripping at Cortez Crossroads, underground development at Cortez Hills Lower Zone and the range front declines, Lagunas Norte Refractory Ore Project and Goldrush. Refer to page 29 of Barrick’s third quarter MD&A.
8	Rehabilitation—accretion and amortization
Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.
9	Non-controlling interest and copper operations
Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of our Acacia and Pueblo Viejo operating segments and South Arturo. Figures remove the impact of Pierina. The impact is summarized as the following:

($ millions)	For the three months ended September 30		For the nine months ended September 30
Non-controlling interest, copper operations and other	2017	2016	2017	2016

General & administrative costs	$(5)	$(8)	$(13)	$(31)
Minesite exploration and evaluation expenses	(6)	(2)	(13)	(6)
Rehabilitation - accretion and amortization (operating sites)	(2)	(2)	(8)	(5)
Minesite sustaining capital expenditures	(54)	(63)	(165)	(167)

All-in sustaining costs total	$(67)	$(75)	$(199)	$(209)

Project exploration and evaluation and project costs	(3)	(3)	(9)	(8)
Project capital expenditures	(3)	(4)	(3)	(30)

All-in costs total	$(6)	$(7)	$(12)	$(38)

10	Ounces sold - equity basis
Figures remove the impact of Pierina as the mine is currently going through closure.
11	Cost of sales per ounce
Figures remove the cost of sales impact of Pierina of $38 million and $119 million, respectively, for the three and nine month periods ended September 30, 2017 (2016: $17 million and $52 million, respectively), as the mine is currently going through closure. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces.
12	Per ounce figures
Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.
13	Co-product costs per ounce
Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($millions)	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016

By-product credits	$32	$59	$105	$143
Non-controlling interest	(7)	(14)	(24)	(40)

By-product credits (net of non-controlling interest)	$25	$45	$81	$103

ENDNOTE 5

Includes $105 million of cash, primarily held at Acacia, which may not be readily deployed.

ENDNOTE 6

Amount excludes capital leases and includes Acacia (100% basis).

ENDNOTE 7

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures. “C1 cash costs” per pound is based on cost of sales but excludes the impact of depreciation and royalties and includes treatment and refinement charges. “All-in sustaining costs” per pound begins with “C1 cash costs” per pound and adds further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, general & administrative costs and royalties. Barrick believes that the use of “C1 cash costs” per pound and “all-in sustaining costs” per pound will assist investors, analysts, and other stakeholders in understanding the costs associated with producing copper, understanding the economics of copper mining, assessing our operating performance, and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “C1 cash costs” per pound and “All-in sustaining costs” per pound are intended to provide additional information only, do not have any

BARRICK THIRD QUARTER 2017	13	PRESS RELEASE

standardized meaning under IFRS, and may not be comparable to similar measures of performance presented by other companies. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016

Cost of sales	$108	$66	$292	$235
Depreciation/amortization	(26)	(10)	(59)	(30)
Treatment and refinement charges	44	40	116	124
Cash cost of sales applicable to equity method investments	53	64	170	150
Less: royalties	(12)	(7)	(27)	(32)
By-product credits	(1)	—	(4)	—

C1 cash cost of sales	$166	$153	$488	$447

General & administrative costs	3	—	9	11
Rehabilitation - accretion and amortization	4	1	9	5
Royalties	12	7	27	32
Minesite exploration and evaluation costs	4	—	5	—
Minesite sustaining capital expenditures	50	44	137	121

All-in sustaining costs	$239	$205	$675	$616

Pounds sold - consolidated basis (millions pounds)	107	102	298	298

Cost of sales per pound[1,2]	$1.67	$1.43	$1.72	$1.41

C1 cash cost per pound[1]	$1.56	$1.50	$1.64	$1.50

All-in sustaining costs per pound[1]	$2.24	$2.02	$2.27	$2.08

[1]	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
[2]

Cost of sales applicable to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

ENDNOTE 8

Barrick’s share.

ENDNOTE 9

Includes our 60% share of Pueblo Viejo and South Arturo, our 63.9% share of Acacia, our 50% share of Zaldívar and Jabal Sayid and our share of joint operations, including our 50% sale of Veladero from July 1, 2017 onwards.

ENDNOTE 10

For additional detail, see the Technical Report on the Cortez Joint Venture Operations, Lander and Eureka Counties, State of Nevada, USA, dated March 21, 2016, and filed on SEDAR and EDGAR on March 28, 2016.

ENDNOTE 11

For addition detail, see the Technical Report on the Lagunas Norte Mine, La Libertad Region, Peru, dated March 21, 2016, and filed on SEDAR and EDGAR on March 28, 2016.

ENDNOTE 12

Operating unit guidance ranges for production reflect expectations at each individual operating unit, but do not necessarily add up to the corporate-wide guidance range total.

ENDNOTE 13

As at September 30, 2017, utilizing option collar strategies, the Company has protected the downside on approximately 33 million pounds of expected remaining 2017 copper production at an average floor price of $2.39 per pound and can participate in the upside on the same amount up to an average of $2.97 per pound. In addition, the Company has protected the downside on approximately 60 million pounds of expected copper production for the first half of 2018 at an average floor price of $2.83 per pound and can participate in the upside on the same amount up to an average of $3.25 per pound. Our remaining copper production is subject to market prices.

ENDNOTE 14

Due to our hedging activities, which are reflected in these sensitivities, we are partially protected against changes in these factors.

BARRICK THIRD QUARTER 2017	14	PRESS RELEASE

Key Statistics

Barrick Gold Corporation
(in United States dollars)	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Financial Results (millions)
Revenues	$1,993	$2,297	$6,146	$6,239
Cost of sales	1,270	1,291	3,889	3,951
Net earnings[1]	(11)	175	1,752	230
Adjusted net earnings[2]	186	278	609	563
Adjusted EBITDA[2]	899	1,211	2,932	2,976
Total capital expenditures - sustaining[3]	248	236	830	646
Total project capital expenditures[3]	53	35	192	124
Net cash provided by operating activities	532	951	1,475	1,929
Free cash flow[2]	225	674	429	1,129
Per share data (dollars)
Net earnings (basic and diluted)	(0.01)	0.15	1.50	0.20
Adjusted net earnings (basic)[2]	$0.16	$0.24	$0.52	$0.48
Weighted average diluted common shares (millions)	1,166	1,165	1,166	1,165

Operating Results
Gold production (thousands of ounces)[4]	1,243	1,381	3,984	4,001
Gold sold (thousands of ounces)[4]	1,227	1,386	3,930	3,984
Per ounce data
Average spot gold price	$1,278	$1,335	$1,251	$1,260
Average realized gold price[2,4]	1,274	1,333	1,250	1,259
Cost of sales (Barrick’s share)[4,5]	820	766	791	803
All-in sustaining costs[2,4]	$772	$704	$750	$730
Copper production (millions of pounds)[6]	115	100	314	314
Copper sold (millions of pounds)[6]	107	102	298	298
Per pound data
Average spot copper price	$2.88	$2.16	$2.70	$2.14
Average realized copper price[2,6]	3.05	2.18	2.81	2.17
Cost of sales (Barrick’s share)[6,7]	1.67	1.43	1.72	1.41
C1 cash costs[2,6]	1.56	1.50	1.64	1.50
All-in sustaining costs[2,6]	$2.24	$2.02	$2.27	$2.08

			As at September 30,	As at December 31,
			2017	2016
Financial Position (millions)
Cash and equivalents			$2,025	$2,389
Working capital (excluding cash)			$1,346	$1,155

[1]	Net earnings represents net earnings attributable to the equity holders of the Company.
[2]

Adjusted net earnings, adjusted EBITDA, free cash flow, adjusted net earnings per share, realized gold price, all-in sustaining costs and realized copper price are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 49 to 63 of this MD&A.

[3]	Amounts presented on a consolidated accrued basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
[4]

Includes Acacia on a 63.9% basis, Pueblo Viejo on a 60% basis, South Arturo on a 60% basis, and Veladero on a 100% basis up to June 30, 2017 and a 50% basis thereafter, which reflects our equity share of production and sales. 2016 includes production and sales from Bald Mountain and Round Mountain up to January 11, 2016, the effective date of sale of the assets.

[5]	Cost of sales per ounce (Barrick’s share) is calculated as cost of sales - gold on an attributable basis excluding Pierina divided by gold ounces sold.
[6]	Amounts reflect production and sales from Jabal Sayid and Zaldívar on a 50% basis, which reflects our equity share of production, and Lumwana.
[7]	Cost of sales per pound (Barrick’s share) is calculated as cost of sales - copper plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by copper pounds sold.

BARRICK THIRD QUARTER 2017	15	SUMMARY INFORMATION

Production and Cost Summary

	Production
	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016

Gold (equity ounces (000s))
Barrick Nevada[1]	520	547	1,782	1,554
Pueblo Viejo[2]	154	189	468	511
Lagunas Norte	96	101	274	325
Veladero[3]	99	116	322	367
Turquoise Ridge	68	72	147	201
Acacia[4]	122	131	396	394
Other Mines - Gold[5]	184	225	595	649

Total	1,243	1,381	3,984	4,001

Copper (equity pounds (millions))[6]	115	100	314	314
	Cost of Sales per unit (Barrick’s share)
	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016

Gold Cost of Sales per ounce ($/oz)[7]
Barrick Nevada	$762	$838	$791	$881
Pueblo Viejo	717	514	661	609
Lagunas Norte	612	658	601	662
Veladero	1,187	912	878	860
Turquoise Ridge	755	558	740	605
Acacia	808	840	796	861

Total	$820	$766	$791	$803

Copper Cost of Sales per pound ($/lb)[8]	$1.67	$1.43	$1.72	$1.41

	All-in sustaining costs[9]
	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016

Gold All-in Sustaining Costs ($/oz)
Barrick Nevada[1]	$597	$611	$603	$613
Pueblo Viejo[2]	604	425	536	509
Lagunas Norte	470	530	457	557
Veladero[3]	890	651	1,000	693
Turquoise Ridge	793	583	788	631
Acacia[4]	939	998	907	961

Total	$772	$704	$750	$730

Copper All-in Sustaining Costs ($/lb)[6]	$2.24	$2.02	$2.27	$2.08

[1]	Reflects production and sales from Goldstrike, Cortez, and South Arturo on a 60% basis, which reflects our equity share.
[2]	Reflects production and sales from Pueblo Viejo on a 60% basis, which reflects our equity share.
[3]	Reflects production and sales from Veladero on a 100% basis up to June 30, 2017 and a 50% basis thereafter, which reflects our equity share.
[4]	Reflects production and sales from Acacia on a 63.9% basis, which reflects our equity share.
[5]

In 2017, Other Mines - Gold includes Golden Sunlight, Hemlo, Porgera on a 47.5% basis and Kalgoorlie on a 50% basis. In 2016, Other Mines - Gold includes Golden Sunlight, Hemlo, Porgera on a 47.5% basis, Kalgoorlie on a 50% basis and production from Bald Mountain and Round Mountain up to January 11, 2016, the effective date of sale of the assets.

[6]	Reflects production and sales from Lumwana, Jabal Sayid and Zaldívar on a 50% basis, which reflects our equity share.
[7]	Cost of sales per ounce (Barrick’s share) is calculated as cost of sales - gold on an attributable basis excluding Pierina divided by gold equity ounces sold.
[8]	Cost of sales per pound (Barrick’s share) is calculated as cost of sales - copper plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by copper pounds sold.
[9]

All-in sustaining costs is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of this non-GAAP measure to the most directly comparable IFRS measure, please see pages 49 to 63 of our third quarter MD&A.

BARRICK THIRD QUARTER 2017	16	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three and nine month periods ended September 30, 2017, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of October 25, 2017, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), for the three and nine month periods ended September 30, 2017 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 65 to 85. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2016, the related annual MD&A included in the 2016 Annual

Report, and the most recent Form 40–F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. These documents and additional information relating to the Company are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of United States dollars (“$” or “US$”), unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “target”, “plan”, “objective”, “assume”, “intend”, “project”, “goal”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could”, “would” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: (i) Barrick’s forward-looking production guidance; (ii) estimates of future cost of sales per ounce for gold and per pound for copper, cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; (iii) cash flow forecasts; (iv) projected capital, operating and exploration expenditures; (v) Barrick’s expectations regarding the potential benefits resulting from a new partnership between Acacia Mining plc (“Acacia”) and the Government of Tanzania; (vi) targeted debt and cost reductions; (vii) mine life and production rates; (viii) potential mineralization and metal or mineral recoveries; (ix) savings from our improved capital management program; (x) Barrick’s Best-in-Class program (including potential improvements to financial and operating performance that may result from certain Best-in-Class initiatives); (xi) the timing and results of the prefeasibility study at Pascua-Lama; (xii) our pipeline of high confidence projects at or near existing operations; (xiii) the benefits of unifying the Cortez and Goldstrike operations; (xiv) our ability to convert resources into reserves (xv) asset sales, joint ventures and partnerships; and (xvi) expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from

BARRICK THIRD QUARTER 2017	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with the fact that certain Best-in-Class initiatives are still in the early stages of evaluation and additional engineering and other analysis is required to fully assess their impact; the duration of the Tanzanian ban on mineral concentrate exports; the ultimate terms of any definitive agreement between Acacia and the Government of Tanzania to resolve a dispute relating to the imposition of the concentrate export ban and allegations by the Government of Tanzania that Acacia under-declared the metal content of concentrate exports from Tanzania; the status of certain tax re-assessments by the Tanzanian government; the manner in which amendments to the 2010 Mining Act (Tanzania) increasing the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act (Tanzania) imposing a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017 will be implemented and the impact of these and other legislative changes on Acacia; whether Acacia will approve the terms of any final agreement reached between Barrick and the Government of Tanzania with respect to the dispute between Acacia and the Government of Tanzania; the benefits expected from recent transactions being realized; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of the Best-in-Class initiatives, targeted investments and projects will meet the Company’s capital allocation objectives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed Company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK THIRD QUARTER 2017	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

USE OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

We use the following non-GAAP financial performance measures in our MD&A:

●	“adjusted net earnings”
●	“free cash flow”
●	“EBITDA”
●	“adjusted EBITDA”
●	“cash costs per ounce”
●	“C1 cash costs per pound”
●	“all-in sustaining costs per ounce/pound”
●	“all-in costs per ounce” and
●	“realized price”

For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under International Financial Reporting Standards (“IFRS”), please refer to the Non-GAAP Financial Performance Measures section of this MD&A on pages 49 to 63. Each non-GAAP financial performance measure has been annotated with a reference to an endnote on page 64. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Changes in presentation of non-GAAP financial performance measures

Adjusted EBITDA

Starting in the second quarter 2017 MD&A, we began including additional adjusting items in the Adjusted EBITDA reconciliation to provide a greater level of consistency with the adjusting items included in our Adjusted Net Earnings reconciliation. These new items include: acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and unrealized gains on non-hedge derivative instruments. These amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. The prior periods have been restated to reflect the change in presentation. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented.

BARRICK THIRD QUARTER 2017	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

Financial and Operating Highlights

($ millions, except per share amounts in dollars)	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016

Net earnings (loss) attributable to equity holders of the Company	$(11)	$175	$1,752	$230
Per share (dollars)[1]	(0.01)	0.15	1.50	0.20
Adjusted net earnings[2]	186	278	609	563
Per share (dollars)[1,2]	0.16	0.24	0.52	0.48
Operating cash flow	532	951	1,475	1,929
Free cash flow[2]	$225	$674	$429	$1,129

[1]

Calculated using weighted average number of shares outstanding under the basic method of earnings per share of 1,166 million shares for the three and nine months ended September 30, 2017 (2016: 1,165 million shares).

[2]

Adjusted net earnings and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 49 to 63 of this MD&A.

BARRICK THIRD QUARTER 2017	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Earnings, Adjusted Net Earnings, Operating Cash Flow and Free Cash Flow

Factors affecting net earnings and adjusted net earnings1 - three months ended September 30, 2017

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 49 to 63 of this MD&A.

[2]	Primarily consists of earnings from equity investees (~$28 million) and finance costs (~$20 million).
[3]	Estimated impact of foreign exchange.

Net earnings attributable to equity holders of Barrick (“net earnings”) for the third quarter of 2017 were a net loss of $11 million compared with net earnings of $175 million in the same prior year period. The decrease was due to lower revenues attributed to the decrease in gold sales volume, mainly due to lower grades at Pueblo Viejo, Hemlo and Lagunas Norte and the Tanzanian concentrate export ban, and market gold prices which were $57 per ounce lower compared to the prior year period. We had higher debt extinguishment costs associated with our $1 billion of debt repayments in the third quarter of 2017 combined with higher direct mining costs, higher exploration and evaluation costs and higher depreciation expense. We also recognized a $172 million tax provision relating to the impact of the proposed framework for Acacia operations in Tanzania. These decreases in net earnings were partially offset by higher earnings from equity investees and a decrease in interest expense associated with debt repayments. After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 were $186 million in the third quarter of 2017, 33% lower than the same prior year period.

Significant adjusting items (pre-tax and non-controlling interest effects) in the third quarter of 2017 include:

●	$101 million in losses on debt extinguishment; and
●	$172 million in a tax provision relating to the impact of the proposed framework for Acacia operations in Tanzania; partially offset by;
●	$93 million in tax effects and non-controlling interest impact mainly in relation to the two adjustments discussed above.

Refer to page 50 for a full list of reconciling items between net earnings and adjusted net earnings for the current and prior year periods.

BARRICK THIRD QUARTER 2017	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors affecting net earnings and adjusted net earnings1 - nine months ended September 30, 2017

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 49 to 63 of this MD&A.

[2]	Primarily consists of earnings from equity investees (~$45 million) and finance costs (~$27 million).
[3]	Estimated impact of foreign exchange.

Net earnings for the nine months ended September 30, 2017 were $1,752 million compared with $230 million in the same prior year period. The significant increase was primarily due to a $1,120 million impairment reversal ($518 million net of tax and non-controlling interest) recorded in the first quarter of 2017 as a result of the indicative fair value of the Cerro Casale project related to our divestment of 25% of the project. This was combined with a $689 million ($686 million net of tax and non-controlling interest) gain on the sale of a 50% interest in the Veladero mine and a $193 million ($192 million net of tax and non-controlling interest) gain on the sale of a 25% interest in the Cerro Casale project during the second quarter of 2017. Partially offsetting these increases in net earnings was an increase in income tax expense. After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $609 million in the nine months ended September 30, 2017 were 8% higher than the same prior year period. The increase in adjusted net earnings was primarily due to an increase in copper prices, combined with reduced interest expense associated with debt repayments, as well as lower direct mining costs driven by sales mix with higher sales volume from the lower cost Barrick Nevada and lower relative sales volume from Hemlo and Acacia. This was further positively impacted by higher capitalized waste stripping costs at Barrick Nevada, and negatively impacted by an increase in exploration and evaluation costs and higher depreciation expense.

Significant adjusting items (pre-tax and non-controlling interest effects) in the nine months ended September 30, 2017 include:

●	$1,128 million in net impairment reversals primarily as a result of the indicative fair value of the Cerro Casale project related to our divestment of 25%;
●	$689 million in a gain relating to the sale of a 50% interest in the Veladero mine;
●	$193 million in a gain related to the sale of a 25% interest in the Cerro Casale project; partially offset by
●	$500 million in tax effects and non-controlling interest impact mainly in relation to the Cerro Casale impairment reversal discussed above;
●	$172 million in a tax provision relating to the impact of the proposed framework for Acacia operations in Tanzania;
●	$127 million in losses on debt extinguishment; and
●	$60 million in foreign currency translation losses primarily related to the devaluation of the Argentine Peso on VAT receivables.

Refer to page 50 for a full list of reconciling items between net earnings and adjusted net earnings for the current and prior year periods.

BARRICK THIRD QUARTER 2017	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended September 30, 2017

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 49 to 63 of this MD&A.

[2]

Other primarily includes the negative impacts on free cash flow attributable to non-controlling interest (~$95 million) combined with an increase in legal costs (~$10 million) and in reclamation payments (~$5 million).

In the third quarter of 2017, we generated $532 million in operating cash flow, compared to $951 million in the same prior year period. The decrease of $419 million was primarily due to lower gold sales resulting from lower grades at Pueblo Viejo, Hemlo and Lagunas Norte, and the Tanzanian concentrate export ban and related buildup of inventory at Acacia. This was combined with higher cash taxes paid mainly related to income tax refunds received in the third quarter of 2016, as well as higher direct mining costs as discussed previously. Operating cash flow was further negatively impacted by cash flows attributable to non-controlling interest, combined with an increase in exploration, evaluation and project expenses and the impact of lower gold prices.

Free cash flow1 for the third quarter of 2017 was $225 million compared to $674 million in the same prior year period. The decrease primarily reflects lower operating cash flows combined with higher capital expenditures. In the third quarter of 2017 capital expenditures on a cash basis were $307 million compared to $277 million in the third quarter of 2016. The increase in capital expenditures of $30 million is primarily due to a planned $27 million increase in project capital expenditures primarily at Barrick Nevada relating to the development of Crossroads and Cortez Hills Lower Zone, and the Goldrush project, partially offset by a decrease in pre-production stripping at the South Arturo pit, which entered commercial production in August 2016. The increase in capital expenditures was also impacted by an increase in minesite sustaining capital expenditures at Barrick Nevada relating to higher capitalized stripping costs and the timing of a greater number of minesite sustaining projects, as well as greater spending at Veladero relating to phases 4B and 5B of the leach pad expansion and additional equipment purchases.

The free cash flow1 generated in the third quarter of 2017 was combined with existing cash balances, including the $960 million proceeds from the sale of a 50% interest in Veladero in the second quarter of 2017, to repay approximately $1 billion in debt in the third quarter of 2017. This allowed us to fully achieve our 2017 debt reduction target, reducing total debt by $1.5 billion for the year to date.

BARRICK THIRD QUARTER 2017	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors affecting Operating Cash Flow and Free Cash Flow1 - nine months ended September 30, 2017

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 49 to 63 of this MD&A.

[2]

Other primarily includes the negative impacts on free cash flow attributable to non-controlling interest (~$100 million) combined with an increase in legal costs (~$20 million) and the change in VAT balances (~$25 million).

In the nine months ended September 30, 2017, we generated $1,475 million in operating cash flow, compared to $1,929 million in the same prior year period. The decrease of $454 million was primarily due to higher cash taxes paid during the second quarter of 2017 at Pueblo Viejo compared to the same prior year period as we made our final 2016 tax payment and our first tax payment for 2017. This decrease in operating cash flows was combined with the buildup of working capital, specifically inventory balances at Acacia resulting from the Tanzania concentrate export ban, as well as an increase in exploration, evaluation and project expenses. This decrease was partially offset by higher copper prices and lower direct mining costs, as discussed in the above discussion of net earnings.

Free cash flow1 for the nine months ended September 30, 2017 was $429 million compared to $1,129 million in the same prior year period. The decrease primarily reflects lower operating cash flows combined with higher capital expenditures. In the nine months ended September 30, 2017, capital expenditures on a cash basis were $1,046 million compared to $800 million in the nine months ended September 30, 2016. The increase in capital expenditures of $246 million is primarily due to a planned increase in minesite sustaining capital expenditures at Barrick Nevada relating to higher capitalized stripping costs and the timing of a greater number of minesite sustaining projects in the current period, as well as greater spending at Veladero relating to phase 4B and 5B of the leach pad expansion and equipment purchases. The increase in capital expenditures was also impacted by a $69 million increase in project capital expenditures primarily at Barrick Nevada relating to the development of Crossroads and Cortez Hills Lower Zone, and the Goldrush project, partially offset by a decrease in pre-production stripping at the South Arturo pit, which entered commercial production in August 2016.

The free cash flow1 generated in the first nine months of 2017 was combined with existing cash balances, including the $960 million proceeds from the sale of a 50% interest in Veladero in the second quarter of 2017, to repay approximately $1.5 billion in debt in the first nine months of 2017. This allowed us to fully achieve our 2017 debt reduction target in the third quarter of 2017.

BARRICK THIRD QUARTER 2017	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Business Developments

Sale of 50% of Veladero

On April 6, 2017, we announced a strategic cooperation agreement with Shandong Gold Group Co., Ltd. (“Shandong”) where Shandong agreed to acquire 50 percent of Barrick’s Veladero mine in Argentina for $960 million. The transaction closed on June 30, 2017 and in the second quarter we recognized a total gain of $689 million, partially on the sale of 50 percent to Shandong and partially upon remeasurement of our remaining interest in Veladero. We have accounted for our remaining 50 percent interest as a joint operation and consolidated our proportionate share of the assets and liabilities. We have recognized our share of the revenue and expenses of Veladero starting July 1, 2017. The transaction remains subject to net working capital adjustments.

In accordance with the acquisition method of accounting, the acquisition cost has been allocated on a preliminary basis to the underlying assets acquired and liabilities assumed. In the third quarter of 2017, we progressed the preliminary purchase price allocation and allocated fair values to inventory, PP&E and mining interest. We recognized a deferred tax liability for the difference between the preliminary fair values and the tax base of those assets and now have an updated goodwill balance of $110 million, which is not deductible for tax purposes. This allocation is preliminary as we have not had sufficient time to complete the valuation process, including the net working capital adjustment. In the final purchase price allocation, which we now expect to complete in the fourth quarter, there may be reallocations between the individual assets and liabilities.

Sale of 25% of Cerro Casale

On March 28, 2017, we announced an agreement with Goldcorp Inc. (“Goldcorp”) to form a new partnership at the Cerro Casale Project in Chile. The transaction closed on June 9, 2017. Under the terms of the agreement, Goldcorp agreed to purchase a 25 percent interest in Cerro Casale from Barrick. This transaction, coupled with the concurrent purchase by Goldcorp of Kinross Gold Corporation’s (“Kinross”) 25 percent interest in Cerro Casale, resulted in Barrick and Goldcorp each holding a 50 percent interest in the joint operation.

The total consideration received by Barrick and Kinross implies a fair value of $1.2 billion for 100% of Cerro Casale, which resulted in a reversal of impairment of $1.12 billion in the first quarter of 2017. Refer to note 13 to the Financial Statements for further details of the impairment reversal. We are accounting for our remaining 50 percent interest as a joint operation and consolidate our proportionate share of the assets, liabilities, revenue and expenses of Cerro Casale. We recognized a gain of $193 million due to the deconsolidation of the non-controlling interest in Cerro Casale in the second quarter of 2017.

As consideration for the 25 percent interest acquired from Barrick, Goldcorp will fund Barrick’s first $260 million of expenditures on the project and will spend an equivalent amount on its own behalf for a total project investment commitment of $520 million. Under the agreement, Goldcorp must spend a minimum of $60 million in the two-year period following closing, and then $80 million in each successive two-year period. The outstanding funding commitment will accrue interest at an annual rate of 4.75 percent. In the event that Goldcorp does not spend the minimum amount in any two-year period, 50 percent of any shortfall will be paid directly to Barrick in cash.

In addition, Goldcorp also funded Cerro Casale’s acquisition of a 100 percent interest in the adjacent Quebrada Seca property from Kinross upon closing. Upon a construction decision Goldcorp will pay Barrick $40 million in cash and Barrick will receive a 1.25 percent royalty on 25 percent of the gross revenues derived from metal production from both Cerro Casale and Quebrada Seca. The contingent consideration payable to Barrick has been recorded at their estimated fair value in other long-term assets.

Goldcorp entered into a separate agreement for the acquisition of Exeter Resource Corporation, whose sole asset is the Caspiche Project, located approximately 10 kilometers north of Cerro Casale. The acquisition of 100% of Exeter was completed in the third quarter and Goldcorp contributed the Caspiche Project into the Cerro Casale Joint Venture at a total acquisition cost of approximately $157 million. The acquisition costs incurred by Goldcorp have been deducted from the $520 million total project investment commitment, but will not count towards the minimum expenditures for the initial two-year period. We have recorded a receivable of $181 million, split $15 million as short-term and $166 million as long-term, in other current assets and other long-term assets, respectively.

Robertson Property

On June 7, 2017, we completed the acquisition of the Robertson property in Nevada from Coral Gold Resources (“Coral”). Consideration paid by Barrick consisted of $16 million, the return of 4.15 million Coral common shares (approximate value of $1 million) held by Barrick and a sliding scale royalty on any future production from the Robertson property.

Barrick Nevada

In the first quarter of 2017, we combined the management and operation of our Cortez and Goldstrike minesites, now referred to as Barrick Nevada. By fully unifying the management of their assets, infrastructure, and expertise, we expect to further accelerate improvements in efficiency and productivity. The information presented in this MD&A is on a combined basis.

BARRICK THIRD QUARTER 2017	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

Full Year 2017 Outlook

We have narrowed a number of our guidance ranges as our expected 2017 performance becomes clearer and we factor in the impact of the Tanzanian concentrate export ban on Acacia’s production. This includes gold production of 5.3 to 5.5 million ounces, gold all-in sustaining costs1 of $740 to $770 per ounce and total attributable capital expenditures of $1,350 to $1,500 million, compared to previous ranges of 5.3 to 5.6 million ounces, $720 to $770 per ounce and $1,300 to $1,500 million, respectively.

We have also made a number of changes to our individual mine site guidance for production, cost of sales per ounce, cash costs per ounce and all-in sustaining costs per ounce. Refer to pages 35 to 45 for further details.

Our full-year copper production guidance range has narrowed to 420 to 440 million pounds. We have increased our copper cost of sales guidance to $1.70 to $1.85 per pound, primarily as a result of higher costs in Zambia. Our copper all-in sustaining cost1 guidance range has narrowed to $2.20 to $2.40 per pound.

We have lowered our general and administrative cost guidance related to Acacia to $20 million from $40 million as a result of lower stock-based compensation estimates.

Financial Fuel Hedge Summary

	Barrels (thousands)	Average price	% of total expected exposure	Impact of $10 change in fuel price on pre-tax earnings (USD millions)[1]
2017	554	79	48%	6
2018	1,244	78	28%	31

[1]	Includes the impact of hedges currently in place.

Copper Contracts

	Pounds (millions)	Average floor rate	Average cap rate	% of total expected exposure
2017	33	2.39	2.97	26%
2018	60	2.83	3.25	13%

Outlook ($ millions, except per ounce/pound data)	2017 Estimate
Gold production (millions of ounces)	5.30 - 5.50
Gold unit production costs
Cost of sales - gold ($ per oz)	790 - 810
Cash costs ($ per oz)[1]	520 - 535
All-in sustaining costs ($ per oz)[1]	740 - 770
Depreciation ($ per oz)	245 - 265

Copper production (millions of pounds)	420 - 440
Copper unit production costs
Cost of sales - copper ($ per lb)	1.70 - 1.85
C1 cash costs ($ per lb)[1]	1.60 - 1.75
Depreciation ($ per lb)	0.30 - 0.40
Copper all-in sustaining costs ($ per lb)[1]	2.20 - 2.40

Exploration and project expenses	415 - 495
Exploration and evaluation	185 - 225
Project expenses	230 - 270
General and administrative expenses	~260
Corporate administration	~200
Stock-based compensation[2]	~40
Acacia[3]	~20
Other expense	25 - 45
Finance costs	600 - 650
Attributable capital expenditures:
Attributable minesite sustaining	1,100 -1,200
Attributable project	250 -300

Total attributable capital expenditures[4]	1,350 - 1,500
Effective income tax rate[5]	42% - 45%

Key Assumptions
Gold Price ($/ounce)	$1,050
Copper Price ($/pound)	$2.25
Oil Price ($/barrel)	$55
AUD Exchange Rate	$0.75
ARS Exchange Rate	16.50
CAD Exchange Rate	$1.32
CLP Exchange Rate	675

[1]

Cash costs, C1 cash costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 49 to 63 of this MD&A.

[2]	Based on US$16.92 share price and excludes Acacia.
[3]	Includes stock-based compensation based on £1.90 share price or ~US$2.50 share price.
[4]

2017 Guidance includes our 60% share of Pueblo Viejo and South Arturo, our 63.9% share of Acacia, our 50% share of Zaldívar and Jabal Sayid and our share of joint operations, including our 50% sale of Veladero from July 1, 2017 onwards.

[5]	Based on spot gold price as at September 30, 2017.

BARRICK THIRD QUARTER 2017	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
Gold
000s oz sold[1]	1,227	1,386	3,930	3,984
000s oz produced[1]	1,243	1,381	3,984	4,001
Revenue	$1,784	$2,134	$5,614	$5,774
Market price[2]	1,278	1,335	1,251	1,260
Realized price[2,3]	$1,274	$1,333	$1,250	$1,259
Copper
millions lbs sold[1]	107	102	298	298
millions lbs produced[1]	115	100	314	314
Revenue	$177	$104	$427	$322
Market price[2]	2.88	2.16	2.70	2.14
Realized price[2,3]	3.05	2.18	2.81	2.17
Other sales	32	59	105	143
Total revenue	$1,993	$2,297	$6,146	$6,239

[1]	Includes our equity share of gold ounces from Acacia and Pueblo Viejo and copper pounds from Zaldívar and Jabal Sayid.
[2]	Per ounce/pound weighted average.
[3]

Realized price is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 49 to 63 of this MD&A.

For the three and nine month periods ended September 30, 2017, gold revenues were down 16% and 3%, respectively, compared to the same prior year periods primarily due to lower gold sales combined with lower realized gold prices1. The average market price for the three and nine month periods ended September 30, 2017 was $1,278 and $1,251 per ounce, respectively, versus $1,335 and $1,260 per ounce, respectively, for the same prior year periods. During the third quarter of 2017, the gold price ranged from $1,205 per ounce to $1,358 per ounce and closed at $1,283 per ounce on September 30, 2017. Gold prices in the quarter were influenced by global political uncertainty, including concerns regarding North Korea, a weakening of the trade-weighted US dollar to lows since early 2015 before a modest recovery, fluctuations in US long term interest rates, and investor interest in gold as a safe haven asset and a hedge against record high levels in US equity indices.

For the three and nine month periods ended September 30, 2017, gold production was 138 thousand and 17 thousand ounces lower, respectively, than the same prior year periods. Excluding the impact of the 50% divestment in the Veladero mine, gold production for the three and nine month periods ended September 30, 2017 decreased by 81 thousand and increased by 40 thousand ounces, respectively. For the three month period, this was primarily as a result of lower grades at Pueblo Viejo, Barrick Nevada, Hemlo, Kalgoorlie, Acacia, Porgera and Lagunas Norte. These were partially offset by higher production at Veladero as a result of higher grades processed. For the nine month period, the increase (excluding divested sites) was primarily due to higher production at Barrick Nevada from higher open pit grades and throughput combined with higher production at Veladero due to higher tonnes mined and higher grades processed. For the three month period ended September 30, 2017, gold sales were lower than gold production as a result of the export ban on concentrates at Acacia combined with lower sales than produced at Veladero due to timing. These were partially offset by higher gold ounces sold than produced at Barrick Nevada due to a draw down of work in process inventory in the third quarter of 2017. For the nine month period ended September 30, 2017, gold sales were lower than gold production due to the export ban on Acacia’s concentrates, partially offset by higher gold sales than production at Nevada as discussed above and Veladero due to the timing of sales of ounces produced at the end of 2016.

Copper revenues for the three and nine month periods ended September 30, 2017, were up 70% and 33%, respectively, compared to the same prior year periods primarily due to a higher average market copper price. For the three months ended September 30, 2017, this was further positively impacted by provisional pricing adjustments and higher copper sales volume, primarily attributed to Lumwana as a result of improved truck availability, partially offset by lower grades. For the three and nine month periods ended September 30, 2017, the average market price of $2.88 and $2.70, respectively, represented an increase of 33% and 26%, versus the same prior year periods. During the third quarter of 2017, the copper price ranged from $2.63 per pound to $3.16 per pound and closed at $2.94 per pound on September 30, 2017. As at September 30, 2017, using option collar strategies, the Company has protected the downside on approximately 33 million pounds of expected remaining 2017 copper production at an average floor price of $2.39 per pound and can participate in the upside on the same amount up to an average of $2.97 per pound. In addition, the Company has protected the downside on approximately 60 million pounds of expected copper production for the first half of 2018 at an average floor price of $2.83 per pound and can participate in the upside on the same amount up to an average of $3.25 per pound. Our remaining copper production is subject to market prices.

Copper production for the three and nine month periods ended September 30, 2017 increased by 15 million pounds and was in line with prior year, compared to the same prior year periods. For the three month period ended September 30, 2017, the increase was due to higher

BARRICK THIRD QUARTER 2017	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

production at Lumwana as a result of operational initiatives to reduce downtime combined with higher production at Jabal Sayid as the site was ramping up production in the comparative prior year period. For the nine month period ended September 30, 2017, lower production at Lumwana as a result of lower grades was offset by higher pounds produced at Jabal Sayid, which entered commercial production on July 1, 2016, as well as at Zaldívar due to higher grades.

Production Costs

($ millions, except per ounce/pound data in dollars)	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
Gold
Direct mining costs	$729	$761	$2,241	$2,344
Depreciation	357	373	1,125	1,108
Royalty expense	50	57	150	156
Community relations	11	11	28	25

Cost of sales	$1,147	$1,202	$3,544	$3,633
Cost of sales (per oz)[1]	820	766	791	803
Cash costs[2,3]	546	518	520	549
All-in sustaining costs[2,3]	772	704	750	730
Copper
Cost of sales	$108	$66	$292	$235
Cost of sales (per lb)[1]	1.67	1.43	1.72	1.41
C1 cash costs[2,3]	1.56	1.50	1.64	1.50
All-in sustaining costs[2,3]	$2.24	$2.02	$2.27	$2.08

[1]

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

[2]	Per ounce/pound weighted average.
[3]

Cash costs, C1 cash costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 49 to 63 of this MD&A.

For the three and nine month periods ended September 30, 2017, cost of sales applicable to gold was 5% and 2% lower, respectively, than the same prior year periods. For the three month period, the decrease was due to lower sales volumes driving lower direct mining costs, depreciation expense and royalty expense. For the nine month period, the slight decrease was primarily due to lower direct mining costs and royalty expense, partially offset by higher depreciation expense. On a per ounce basis, cost of sales applicable to gold4 was 7% higher and 1% lower, respectively, than the same prior year periods. For the three month period, the increase was attributed to the impact of fewer ounces sold and the resulting impact on direct mining costs on a per ounce basis and depreciation expense. It was also impacted by the higher direct mining costs primarily related to higher external services costs mainly in relation to Best-in-Class at Veladero combined with higher fuel prices. Prior year cost of sales were positively impacted by the receipt of insurance proceeds recorded relating to the 2015 oxygen plant motor failure at Pueblo Viejo. The increase in depreciation expense mainly related to the impact of the purchase price allocation relating to the divestment of 50% of the Veladero mine. These increases were partially offset by a change in sales mix with the higher sales volume from the lower cost Barrick Nevada and lower relative sales volume from Hemlo. For the nine month period, the slight decrease in cost of sales per ounce applicable to gold4 was primarily due to fewer hedge losses combined with a change in sales mix with higher sales volume from lower cost Barrick Nevada and lower relative sales volume from Hemlo and Acacia. This was further positively impacted by higher capitalized waste stripping activity at Barrick Nevada, partially offset by higher fuel prices and external services costs, as discussed above, combined with higher depreciation expense mainly attributed to Barrick Nevada from an increase in ounces mined at Cortez Hills open pit, as well as a reduction in cost of sales attributed to insurance proceeds recorded in the same prior year period as discussed above.

For the three and nine month periods ended September 30, 2017, gold all-in sustaining costs1 were up $68 and $20 per ounce, respectively, or 10% and 3%, compared to the same prior year periods primarily due to an increase in minesite sustaining capital expenditures. For the three month period this was combined with higher cost of sales per ounce4.

For the three and nine month periods ended September 30, 2017, cost of sales applicable to copper was 64% and 24% higher, respectively, than the same prior year periods primarily due to higher depreciation expense combined with higher power, freight and maintenance costs at Lumwana. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted for and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper4, after including our proportionate share of cost of sales at our equity method investees, increased 17% and 22%, respectively, compared to the same prior year periods primarily due to higher depreciation expense combined with higher power, freight and maintenance costs mainly relating to repairs at Lumwana, partially offset by Jabal Sayid, which entered commercial production on July 1, 2016 and had higher costs in the prior year as it ramped up to full production.

For the three and nine month periods ended September 30, 2017, copper all-in sustaining costs1,

BARRICK THIRD QUARTER 2017	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

which have been adjusted to include our proportionate share of equity method investments, were 11% and 9% higher, respectively, than the same prior year periods primarily reflecting the higher cost of sales applicable to copper combined with higher minesite sustaining capital expenditures at Zaldívar for the three month period as well as at Lumwana and Jabal Sayid for the nine month period.

Capital Expenditures1

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
Minesite sustaining[2]	$248	$236	$830	$646
Project capital expenditures[3]	53	35	192	124

Total consolidated capital expenditures	$301	$271	$1,022	$770

Attributable consolidated capital expenditures[4]	$296	$284	$999	$746

[1]	These amounts are presented on a 100% accrued basis, except for attributable consolidated capital expenditures.
[2]	Includes both minesite sustaining and mine development.
[3]	Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
[4]	These amounts are presented on the same basis as our guidance and include our 60% share of Pueblo Viejo and South Arturo, our 63.9% share of Acacia and our 50% share of Zaldívar and Jabal Sayid.

For the three and nine month periods ended September 30, 2017, total consolidated capital expenditures on an accrued basis increased 11% and 33%, respectively, compared to the same prior year periods. The increases are primarily due to an 5% and 28% increase, in minesite sustaining capital expenditures for the three and nine month periods ended September 30, 2017. The increase in minesite sustaining capital expenditures reflects a $16 million and $123 million increase, respectively, in sustaining capital at Barrick Nevada relating to higher capitalized stripping costs at Goldstrike and the timing of a greater number of minesite sustaining projects in the current periods, combined with increased spending of $16 million and $88 million, respectively, at Veladero relating to phases 4B and 5B of the leach pad expansion and additional equipment purchases at Veladero. Project capital expenditures increased by $18 million and $68 million, respectively, primarily as a result of greater spending incurred at Barrick Nevada relating to development of Crossroads and Cortez Hills Lower Zone, and the Goldrush project, partially offset by lower spending at South Arturo, which entered commercial production in August 2016.

General and Administrative Expenses

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
Corporate administration[1]	$56	$44	$147	$119
Stock-based compensation[2]	6	1	27	42
Acacia	7	26	12	56

General & administrative expenses	$69	$71	$186	$217

[1]

For the three and nine months ended September 30, 2017, corporate administration costs include approximately $2 million reversal and $nil, respectively, of severance costs (2016: $4 million and $6 million, respectively).

[2]	Based on US$16.09 share price as at September 30, 2017 (2016: US $17.72) and excludes Acacia.

For the three and nine month periods ended September 30, 2017, general and administrative expenses were $2 million and $31 million lower, respectively, than the same prior year periods primarily due to lower expenses at Acacia, mainly relating to their stock-based compensation due to decreases in their share price during the year, partly offset by higher corporate administration expenses mainly relating to consulting and corporate project costs such as those relating to Barrick’s digital transformation. For the three month period the decrease was further offset by an increase in stock-based compensation primarily as a result of Barrick’s relative share price performance. For the nine month period, the decrease in stock-based compensation mainly related to the decrease in Barrick’s share price as at September 30, 2017.

BARRICK THIRD QUARTER 2017	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

Exploration, Evaluation and Project Expenses

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
Minesite exploration and evaluation	$16	$10	$39	$26
Global exploration and evaluation	28	17	94	62
Advanced project costs:
Pascua-Lama	38	10	79	40
Other	3	3	10	11
Corporate development	5	1	10	3
Business improvement and innovation	10	3	24	13

Global exploration and evaluation and project expense	$84	$34	$217	$129

Total exploration, evaluation and project expenses	$100	$44	$256	$155

Exploration, evaluation and project expenses for the three and nine month periods ended September 30, 2017 increased $56 million and $101 million, respectively, compared to the same prior year periods. The increase in the current year is primarily due to a $28 million and $39 million increase, respectively, in project costs at Pascua-Lama including the ongoing prefeasibility study. The increase was further impacted by a $11 million and $32 million increase, respectively, in global exploration expenses primarily relating to an increase in the number of drill programs compared to the prior year period combined with a $7 million and $11 million increase, respectively in business improvement and innovation costs.

Finance Costs, Net

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
Interest expense[1]	$129	$146	$396	$451
Accretion	15	11	52	37
Loss on debt extinguishment	101	30	127	70
Other finance costs	(2)	5	(1)	14
Finance income	(5)	(3)	(13)	(10)

Finance costs, net	$238	$189	$561	$562

[1]

For the three and nine month periods ended September 30, 2017, interest expense includes approximately $26 million and $76 million, respectively, of non-cash interest expense relating to the gold and silver streaming agreements with Silver Wheaton Corp. and Royal Gold, Inc. (2016: $25 million and $75 million, respectively).

In the three month period ended September 30, 2017, net finance costs were $49 million higher than the same prior year period primarily related to a $71 million increase in debt extinguishment costs, partially offset by a $17 million reduction in interest expense; both attributed to debt reductions. For the nine month period ended September 30, 2017, net finance costs were in line with the same prior year period primarily due to a $57 million increase in debt extinguishment costs being offset by a $55 million reduction in interest expense as a result of debt reductions made over the past year.

Additional Significant Statement of Income Items

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
Impairment (reversals) charges	$2	$49	$(1,128)	$54
Loss on currency translation	$25	$19	$60	$181
Other expense (income)	$37	$39	$(800)	$42

Impairment (Reversals) Charges

For the three and nine month periods ended September 30, 2017, net impairment charges were $2 million and reversals were $1,128 million, respectively, compared to impairment charges of $49 million and $54 million, respectively in the same prior year periods. For the three month period the decrease primarily relates to a $49 million write down in the prior year period of our equity method investment in Zaldívar due to the final purchase price adjustments. For the nine month period, the net impairment reversals primarily relate to $1,120 million in impairment reversals at the Cerro Casale project ($518 million net of tax and non-controlling interest) upon reclassification of the project’s net assets as held-for-sale as at March 31, 2017, as well as $9 million for reversals on equipment at Pascua-Lama. The impairment charges in the same prior year period mainly relate to the $49 million write down discussed above. For a further breakdown of impairment charges and reversals, refer to note 9 to the Financial Statements.

Loss on Currency Translation

Loss on currency translation for the three and nine month periods ended September 30, 2017 increased $6 million and decreased $121 million, respectively, compared to the same prior year periods. For the three month period, the increase was mainly due to currency translation losses relating to the Canadian dollar being partially offset by currency translation gains relating to the Australian dollar. For the nine month period, the smaller loss is primarily due to $81 million of higher currency translation losses during the first quarter of 2016 as a result of the disposal and reorganization of certain Australian entities. This was further impacted by lower unrealized foreign currency translation losses in the prior year period relating to the Argentinean peso, which had a higher devaluation.

BARRICK THIRD QUARTER 2017	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Expense (Income)

For the three and nine month periods ended September 30, 2017, other income was $2 million and $842 million higher, respectively, than the same prior year periods. The slight increase for the three month period relates in large part to a loss on sale of long-lived assets recorded in the same prior year period mainly related to the disposition relating to Zaldívar, partially offset by additional expenses in the current year mainly attributed to severance costs at Acacia incurred as part of the Bulyanhulu reduced operations program, as well as higher litigation expense. Refer to Acacia’s review of operating segment performance for additional details. For the nine month period, the increase primarily relates to gains of $689 million connected to the sale of a 50% interest in the Veladero mine and $193 million on the gain related to the sale of a 25% interest in the Cerro Casale project in the second quarter of 2017. These increases in other income were partially offset by an increase in severance costs at Acacia combined with higher litigation expense. For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

Income Tax Expense

Income tax expense was $314 million in the third quarter of 2017. The underlying effective tax rate for ordinary income in the third quarter of 2017 was 43% after adjusting for the net impact of foreign currency translation losses on deferred tax balances; the impact of impairment (reversals) charges; the impact of debt extinguishment costs; the impact of asset sales and non-hedge derivatives; the impact of the proposed framework for Acacia operations; and the impact of non-deductible foreign exchange losses. The unadjusted tax rate for income in the third quarter of 2017 was 116% of the income before income taxes.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities to reflect changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.

BARRICK THIRD QUARTER 2017	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at September 30, 2017	As at December 31, 2016
Total cash and equivalents	$2,025	$2,389
Current assets	2,717	2,485
Non-current assets	20,330	20,390

Total Assets	$25,072	$25,264

Current liabilities excluding short-term debt	$1,675	$1,676
Non-current liabilities excluding long-term debt[1]	5,328	5,344
Debt (current and long-term)	6,447	7,931

Total Liabilities	$13,450	$14,951

Total shareholders’ equity	9,614	7,935
Non-controlling interests	2,008	2,378

Total Equity	$11,622	$10,313

Total common shares outstanding (millions of shares)[2]	1,166	1,166
Key Financial Ratios:

Current ratio[3]	2.73:1	2.68:1
Debt-to-equity[4]	0.55:1	0.77:1

[1]	Non-current financial liabilities as at September 30, 2017 were $6,608 million (December 31, 2016: $8,002 million).
[2]	Total common shares outstanding do not include 1.2 million stock options.
[3]	Represents current assets divided by current liabilities (including short-term debt) as at September 30, 2017 and December 31, 2016.
[4]	Represents debt divided by total shareholders’ equity (including minority interest) as at September 30, 2017 and December 31, 2016.

Balance Sheet Review

Total assets were $25.1 billion at September 30, 2017, approximately $0.2 billion lower than at December 31, 2016, primarily reflecting the sale of 50 percent of our Veladero mine in Argentina and 25% of the Cerro Casale project in Chile, partially offset by the remeasurement of our remaining interest in those properties. The proceeds from these transactions were the primary source of funding debt repayments, but a portion of our existing cash balance was also used, which further reduced total assets. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivable and other government transaction and joint venture related receivables, and cash and equivalents. Total liabilities at September 30, 2017 totaled $13.5 billion; approximately $1.5 billion lower than at December 31, 2016, mainly reflecting the $1.5 billion debt repayments made during the first nine months of the year combined with lower deferred and current income tax liabilities.

Shareholders’ Equity

As at October 17, 2017	Number of shares
Common shares	1,166,263,347
Stock options	1,232,774

Financial Position and Liquidity

Total cash and cash equivalents as at September 30, 2017 were $2.0 billion3. Our capital structure comprises a mix of debt and shareholders’ equity. As at September 30, 2017, our total debt was $6.4 billion (debt net of cash and equivalents was $4.4 billion) and our debt-to-equity ratio was 0.55:1. This compares to debt as at December 31, 2016 of $7.9 billion (debt net of cash and equivalents was $5.5 billion), and a debt-to-equity ratio of 0.77:1.

At the beginning of 2017, we set a target to reduce our total debt by $2.9 billion, to $5 billion, by the end of 2018 – half of which was targeted in 2017. As a result of debt repayments made in the third quarter of 2017, we have now fully achieved our 2017 target, reducing total debt by $1.5 billion for the year to date. In addition to $487 million of debt reduction made in the first half of 2017, during the third quarter of 2017 Barrick executed the make-whole provision for the full redemption of approximately $731 million of outstanding May 2023 notes and fully repaid the $267 million outstanding on the Pueblo Viejo Project Financing Agreement. We currently have less than $100 million2 in debt due before 2020, and approximately $5 billion of our outstanding debt matures after 2032.

Uses of cash for the remainder of 2017 includes capital commitments of $58 million and we expect to incur attributable sustaining and project capital expenditures between $351 to $501 million based on our guidance range on page 26. For the remainder of 2017 we have

BARRICK THIRD QUARTER 2017	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

contractual obligations and commitments of $322 million in purchase obligations for supplies and consumables and $16 million in derivative liabilities which will form part of operating costs. In addition, we have $156 million in interest payments and other amounts as detailed in the table on page 47. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances.

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; and drawing the $4.0 billion available under our undrawn credit facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing).

Many factors, including but not limited to general market conditions and then prevailing metals prices, could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P currently rate our long-term debt as investment grade, with ratings of Baa3 and BBB-, respectively. In August 2016, S&P affirmed the Company’s BBB- rating and raised its outlook to positive from stable. Also in August 2016, Moody’s affirmed the Company’s Baa3 rating and revised its outlook to stable from negative. In September 2017, Moody’s and S&P each released reports affirming their existing ratings and outlooks. Further changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our credit facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in our undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.27:1 as at September 30, 2017 (0.35:1 as at December 31, 2016).

Summary of Cash Inflow (Outflow)

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
Net cash provided by operating activities	$532	$951	$1,475	$1,929

Investing activities
Capital expenditures	$(307)	$(277)	$(1,046)	$(800)
Divestitures	—	—	960	588
Other	1	84	5	88

Total investing inflows/(outflows)	$(306)	$(193)	$(81)	$(124)

Financing activities
Net change in debt	$(1,023)	$(465)	$(1,508)	$(1,442)
Dividends	(31)	(21)	(94)	(64)
Other	(73)	(66)	(158)	(110)

Total financing inflows/(outflows)	$(1,127)	$(552)	$(1,760)	$(1,616)

Effect of exchange rate	—	1	2	4

Increase/(decrease) in cash and equivalents	$(901)	$207	$(364)	$193

In the third quarter of 2017, we generated $532 million in operating cash flow, compared to $951 million in the same prior year period. The decrease of $419 million was primarily due to lower gold sales resulting from lower grades at Pueblo Viejo, Hemlo and Lagunas Norte and the Tanzanian concentrate export ban and related buildup of inventory at Acacia. This was combined with higher cash taxes paid mainly related to income tax refunds received in the third quarter of 2016, as well as higher direct mining costs as a result of higher power and fuel prices and external services costs in relation to Best-in-Class initiatives at Veladero and increased mining activity at Lumwana. Operating cash flow was further negatively impacted by cash flows attributable to non-controlling interest, combined with an increase in exploration, evaluation and project expenses and the impact of lower gold prices.

The ability of our operations to deliver projected future cash flows within the parameters of a reduced production profile, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity.

BARRICK THIRD QUARTER 2017	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash outflows from investing activities in the third quarter of 2017 were $306 million compared to cash outflows of $193 million in the same prior year period. The increase of $113 million is primarily due to $86 million of sale proceeds in the prior year period, mainly relating to trucks at Pascua-Lama and the Monte Rio power plant at Pueblo Viejo, which offset capital expenditures. This was combined with a planned increase in capital expenditures on a cash basis of $30 million in this current period primarily due to a $27 million increase in project capital expenditures primarily at Barrick Nevada relating to the development of Crossroads and Cortez Hills Lower Zone, and the Goldrush project, partially offset by a decrease in pre-production stripping at the South Arturo pit, which entered commercial production in August 2016. The increase in capital expenditures was also impacted by an increase in minesite sustaining capital expenditures at Barrick Nevada relating to higher capitalized stripping costs and the timing of a greater number of minesite sustaining projects, as well as greater spending at Veladero relating to phases 4B and 5B of the leach pad expansion and additional equipment purchases.

Net financing cash outflows for the third quarter of 2017 amounted to $1,127 million, compared to $552 million of cash outflows in the same prior year period. The higher outflows primarily relate to higher debt repayments in the third quarter of 2017 of $1,023 million compared to $465 million in the same prior year period. This was combined with an increase in other financing outflows in the current quarter, mainly relating to debt extinguishment costs arising from the aforementioned debt repayments and higher dividend payments.

OPERATING SEGMENTS PERFORMANCE

Review of Operating Segments Performance

In the first quarter of 2017, we unified the management and the operation of our Cortez and Goldstrike minesites, now referred to as Barrick Nevada. Barrick’s business is now organized into eleven individual minesites, one grouping of two minesites, one publicly traded company and one project. Barrick’s Chief Operating Decision Maker, the President, reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, grouping, Company and/or project level. Therefore, each individual minesite, with the exception of Barrick Nevada, Acacia and the Pascua-Lama project are operating segments for financial reporting purposes. Our updated presentation of our reportable operating segments is now four individual gold mines (Pueblo Viejo, Lagunas Norte, Veladero and Turquoise Ridge), Barrick Nevada, Acacia and our Pascua-Lama project. The remaining operating segments, our remaining gold and copper mines, have been grouped into an “other” category and will not be reported on individually. The prior periods have been restated to reflect the change in presentation. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK THIRD QUARTER 2017	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

Barrick Nevada1, Nevada USA

Summary of Operating and Financial Data	For the three months ended September 30			For the nine months ended September 30
	2017	2016	% Change	2017	2016	% Change
Total tonnes mined (000s)	52,650	48,414	9%	158,304	148,071	7%
Open pit	51,950	47,697	9%	156,168	145,967	7%
Underground	700	717	(2)%	2,136	2,104	2%
Average grade (grams/tonne)
Open pit mined	2.61	1.59	64%	2.82	1.54	83%
Underground mined	11.04	11.26	(2)%	10.67	11.81	(10)%
Processed	3.47	2.48	40%	3.47	2.59	34%
Ore tonnes processed (000s)	5,747	8,677	(34)%	18,550	24,520	(24)%
Oxide mill	1,175	1,103	7%	3,472	3,071	13%
Roaster	1,217	1,264	(4)%	3,560	3,580	(1)%
Autoclave	993	937	6%	3,173	2,502	27%
Heap leach	2,362	5,373	(56)%	8,345	15,367	(46)%
Gold produced (000s/oz)	520	547	(5)%	1,782	1,554	15%
Oxide mill	206	118	75%	786	384	105%
Roaster	235	302	(22)%	682	833	(18)%
Autoclave	52	65	(20)%	191	174	10%
Heap leach	27	62	(56)%	123	163	(25)%
Gold sold (000s/oz)	556	560	(1)%	1,818	1,580	15%

Segment revenue ($ millions)	$706	$749	(6)%	$2,273	$1,989	14%
Cost of sales ($ millions)	425	469	(9)%	1,441	1,392	4%
Segment income ($ millions)	268	269	—%	794	575	38%
Segment EBITDA ($ millions)[2]	447	465	(4)%	1,432	1,158	24%
Capital expenditures ($ millions)	114	84	36%	427	221	93%
Minesite sustaining	78	62	26%	266	143	86%
Project	36	22	64%	161	78	106%
Cost of sales (per oz)	762	838	(9)%	791	881	(10)%
Cash costs (per oz)[2]	441	486	(9)%	440	511	(14)%
All-in sustaining costs (per oz)[2]	597	611	(2)%	603	613	(2)%
All-in costs (per oz)[2]	$665	$664	—%	$694	$670	4%

[1]	Includes our 60% share of South Arturo.
[2]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 49 to 63 of this MD&A.

Financial Results

Barrick Nevada’s segment income for the three and nine months ended September 30, 2017 was in line with and 38% higher, respectively, than the same prior year periods. For the three month period, the slight decrease in sales volume combined with a lower realized gold price1 were offset by a decrease in cost of sales. For the nine month period, the increase was primarily due to an increase in sales volume, partially offset by an increase in cost of sales combined with lower realized gold prices1.

Gold production for the three and nine month periods ended September 30, 2017, were 5% lower and 15% higher, respectively, compared to the same prior year periods. For the three month period the decrease was primarily due to processing lower grade Goldstrike open pit stockpiles at the roaster compared to processing higher grades from the Goldstrike open pit North Betze layback in the same prior year period. Digitization initiatives such as short internal control and automation are resulting in higher mining rates at Cortez Hills underground (“CHUG”), but these additional tons were not fully processed in the third quarter as we optimized ore chemistry blends for the roaster. In addition, fewer Goldstrike underground ounces were processed through the autoclave due to a decrease in long-hole stoping and available stopes to mine and as a result the autoclave processed lower grades with lower recoveries. Fewer tonnes were mined and placed on the leach pad in the current year. This was partially offset by higher grades mined and processed from Cortez Hills open pit (“CHOP”) combined with higher throughput at the oxide mill as a result of Best-in-Class process improvements and an increased permit limit. For the nine month period, the increase in production was primarily due to higher grades mined and processed from CHOP combined with higher

BARRICK THIRD QUARTER 2017	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

throughput at the oxide mill and an increase in autoclave production due to throughput improvements driven by Best-in-Class initiatives. This was partially offset by lower Goldstrike open pit grades mined and processed at the roaster, combined with lower Goldstrike underground ounces processed due to lower mining rates, and fewer leach tonnes having been mined and placed onto the leach pad in the current year. Production from higher mining rates at CHUG are offset due to a larger volume of CHUG ore routed to the roaster compared to the oxide mill combined with lower grades as CHUG advances deeper into the mine. For the three and nine month periods ended September 30, 2017, gold sales were higher than production due to the timing of sales.

Cost of sales per ounce4 for the three and nine month periods ended September 30, 2017 were $76 and $90 per ounce lower, respectively, than the same prior year periods. For the three month period, the decrease was mainly due to higher capitalized waste stripping at Crossroads and lower depreciation associated with South Arturo phase 2 as mining ended in July 2017. For the nine month period, the decrease was primarily due to the impact of higher sales volume on unit production costs combined with higher capitalized waste stripping activity, and lower inventory write-downs compared to the same prior year periods. These decreases in cost of sales per ounce4 were partially offset by lower grades mined and processed from CHUG and Goldstrike open pit, as well as higher autoclave production in the current year, which is the highest cost per tonne processing facility for Barrick Nevada. This was further impacted by higher depreciation from an increase in ounces mined at CHOP.

For the three and nine month periods ended September 30, 2017, all-in sustaining costs1 decreased by $14 and $10 per ounce, respectively, compared to the same prior year periods mainly due to lower direct mining costs as we had higher project capital expenditures relating to capitalized waste stripping at Crossroads, partially offset by higher mine-site sustaining capital expenditures. For the nine month period, this was further impacted by higher sales volume on unit production costs.

Capital expenditures for the three and nine month periods ended September 30, 2017, increased by 36% and 93%, respectively, from the same prior year periods due to higher minesite sustaining capital combined with higher project expenditures. Higher sustaining capital is attributed to $4 million and $65 million, respectively, of higher capitalized stripping relating to the Goldstrike open pit 3rd and 4th northwest laybacks, combined with increased spending relative to the same prior year periods on minesite sustaining projects such as the Goldstrike underground cooling and ventilation project to allow mining below a 3,600 foot elevation, tailings expansions and digitization initiatives at Cortez to enhance productivity and efficiency. For the nine month period, this was further impacted by the autoclave thiosulfate water treatment plant upgrade to improve water balances and consumption of fresh reagent. Project capital expenditures in the three and nine month periods ended September 30, 2017 increased compared to the same prior year periods as a result of capitalized stripping and dewatering at Crossroads combined with underground development at Cortez Hills Lower Zone, the range front declines and Goldrush project capital. These were partially offset by a decrease in pre-production stripping at the South Arturo pit, which entered commercial production in August 2016.

Outlook

We now expect Barrick Nevada gold production to be in the narrowed range of 2,280 to 2,320 thousand ounces. We expect cost of sales per ounce4 to remain in the range of $790 to $830 per ounce. We now expect cash costs1 per ounce to be in the range of $450 to $470 and all-in sustaining costs1 to be in the range of $620 to $650 per ounce compared to our previous ranges of $440 to $480 per ounce and $630 to $680 per ounce, respectively, reflecting lower administration costs.

BARRICK THIRD QUARTER 2017	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

Pueblo Viejo (60% basis)1, Dominican Republic

Summary of Operating and Financial Data	For the three months ended September 30			For the nine months ended September 30
	2017	2016	% Change	2017	2016	% Change
Open pit tonnes mined (000s)	6,172	6,025	2%	17,139	18,158	(6)%
Average grade (grams/tonne)
Open pit mined	3.19	3.57	(11)%	3.06	3.10	(1)%
Processed	4.77	5.79	(18)%	4.60	5.36	(14)%
Autoclave ore tonnes processed (000s)	1,068	1,093	(2)%	3,419	3,288	4%
Gold produced (000s/oz)	154	189	(19)%	468	511	(8)%
Gold sold (000s/oz)	142	190	(25)%	455	502	(9)%

Segment revenue ($ millions)	$201	$269	(25)%	$613	$678	(10)%
Cost of sales ($ millions)	101	99	2%	300	307	(2)%
Segment income ($ millions)	98	170	(42)%	307	370	(17)%
Segment EBITDA ($ millions)[2]	122	199	(39)%	384	449	(14)%
Capital expenditures ($ millions)	21	13	62%	50	41	22%
Minesite sustaining	21	13	62%	50	41	22%
Project	—	—	—%	—	—	—%
Cost of sales (per oz)	717	514	39%	661	609	9%
Cash costs (per oz)[2]	442	345	28%	412	416	(1)%
All-in sustaining costs (per oz)[2]	604	425	42%	536	509	5%
All-in costs (per oz)[2]	$604	$425	42%	$536	$509	5%

[1]	Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
[2]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 49 to 63 of this MD&A.

Financial Results

Pueblo Viejo’s segment income for the three and nine month periods ended September 30, 2017 was 42% and 17% lower, respectively, than the same prior year periods primarily due to a decrease in sales volume combined with lower realized gold prices1.

Gold production for the three and nine month periods ended September 30, 2017 was 19% and 8% lower, respectively, than the same prior year periods primarily due to lower ore grades processed in the current year as compared to higher grades mined and processed from the Moore pit in the same prior year periods, partially offset by higher recovery rates. For the three month period, there was a decrease in throughput as a result of higher sulfur content in the ore. Higher throughput for the nine month period was due to fewer planned autoclave maintenance shutdowns compared to the same prior year period as a result of Best-in-Class initiatives.

Cost of sales per ounce4 for the three and nine month periods ended September 30, 2017, were $203 and $52 per ounce higher, respectively, than the same prior year periods due to the impact of lower sales volume on unit production costs combined with a reduction in cost of sales attributed to insurance proceeds recorded in the same prior year period relating to the 2015 oxygen plant motor failure. This was partially offset by lower direct mining costs associated with fewer planned autoclave maintenance shutdowns in the current year combined with higher equipment rental costs in the prior year periods as a result of the oxygen plant motor failure. These lower costs were partially offset by higher fuel prices. For the three and nine month periods ended June 30, 2017, all-in sustaining costs1 increased by $179 and $27 per ounce, respectively, compared to the same prior year periods primarily due to the increase in minesite capital expenditures combined with the higher cost of sales per ounce4. All-in sustaining costs1 in the prior year periods did not benefit from the insurance proceeds mentioned above as they were excluded from our calculation.

Capital expenditures for the three and nine month periods ended September 30, 2017, increased by 62% and 22%, respectively, primarily related to the construction of the El Llagal tailings storage facility and capitalized equipment costs relating to haul trucks. For the nine month period, this was partially offset by a decrease in capitalized stripping costs as a result of mine plan sequencing.

Outlook

We now expect our equity share of 2017 gold production to be in the narrowed range of 635 to 650 thousand ounces. We also now expect cost of sales per ounce4 to be in the range of $650 to $670 per ounce, cash costs1 per ounce to be in the range of $410 to $430 and all-in sustaining costs1 to be in the range of $540 to $560 per ounce compared to our previous ranges of $650 to $680 per ounce, $420 to $440 per ounce and $540 to $570 per ounce, respectively.

BARRICK THIRD QUARTER 2017	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Lagunas Norte, Peru

Summary of Operating and Financial Data	For the three months ended September 30			For the nine months ended September 30
	2017	2016	% Change	2017	2016	% Change
Open pit tonnes mined (000s)	8,503	10,381	(18)%	25,884	30,749	(16)%
Average grade (grams/tonne)
Open pit mined	1.57	1.12	40%	1.30	1.15	13%
Processed	1.01	1.05	(4)%	1.03	1.07	(4)%
Heap leach ore tonnes processed (000s)	5,013	4,195	19%	13,753	12,722	8%
Gold produced (000s/oz)	96	101	(5)%	274	325	(16)%
Gold sold (000s/oz)	93	109	(15)%	283	327	(13)%

Segment revenue ($ millions)	$124	$150	(17)%	$365	$425	(14)%
Cost of sales ($ millions)	58	71	(18)%	170	216	(21)%
Segment income ($ millions)	66	75	(12)%	186	199	(7)%
Segment EBITDA ($ millions)[1]	83	97	(14)%	236	276	(14)%
Capital expenditures ($ millions)	8	14	(43)%	17	52	(67)%
Minesite sustaining	5	10	(50)%	12	48	(75)%
Project	3	4	(25)%	5	4	25%
Cost of sales (per oz)	612	658	(7)%	601	662	(9)%
Cash costs (per oz)[1]	390	410	(5)%	382	385	(1)%
All-in sustaining costs (per oz)[1]	470	530	(11)%	457	557	(18)%
All-in costs (per oz)[1]	$501	$564	(11)%	$474	$568	(17)%

1

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 49 to 63 of this MD&A.

Financial Results

Lagunas Norte’s segment income for the three and nine months ended September 30, 2017 was 12% and 7% lower, respectively, than the same prior year periods primarily due the decrease in sales volume combined with lower realized gold prices1, partially offset by lower cost of sales.

Gold production for the three and nine month periods ended September 30, 2017, was 5% and 16% lower, respectively, than the same prior year periods primarily as a result of processing harder material with lower grades and slower recovery rates combined with a higher percentage of older stock material, in line with expectations as the mine matures. Productivity for the nine month period was further impacted by heavy rains causing road closures and power outages earlier in 2017. For the three month period, the decrease in gold sales volume was higher than the gold production decrease primarily due to the timing of sales.

Cost of sales per ounce4 for the three and nine month periods ended September 30, 2017, was $46 and $61 per ounce lower, respectively, than the same prior year periods mainly due to lower depreciation expense and realized cost savings from the Best-in-Class program, such as the initiatives to improve efficiencies in the carbon in column circuit, implementation of short interval control and improvements in planned maintenance. These were partially offset by the impact of lower sales volume combined with higher direct mining costs resulting from higher tonnage processed due to changes in the ore type in the mine plan. For the three and nine month periods ended September 30, 2017, all-in sustaining costs1 decreased by $60 and $100 per ounce, respectively, compared to the same prior year periods primarily reflecting the decrease in minesite sustaining capital expenditures.

Capital expenditures for the three and nine month periods ended September 30, 2017, decreased by 43% and 67%, respectively, compared to the same prior year periods due to lower minesite sustaining capital expenditures relating to the construction of phase 6 of the leach pad, which was completed in the prior year, combined with lower capitalized stripping. Project expenditures relate to ongoing studies for the sequenced life-of-mine extension which involves the potential construction of a grinding and carbon-in-leach processing circuit to treat carbonaceous oxide ore which may be expanded later with flotation and pressure oxidation circuits to treat refractory material.

Outlook

We now expect 2017 production to be in the narrowed range of 380 to 400 thousand ounces compared to the previous range of 380 to 420 thousand ounces. We also now expect cost of sales per ounce4 to be in the range of $610 to $650 per ounce, cash costs1 per ounce to be in the range of $390 to $410 and all-in sustaining costs1 to be in the range of $470 to $510 per ounce compared to our previous ranges of $660 to $730 per ounce, $430 to $470 per ounce and $490 to $550 per ounce, respectively. The updates reflect changes in the ore type mined and processed that differs from what was originally planned, which results in lower cash costs1 to optimize the treatment of different ore materials and some capital expenditures being delayed until 2018.

BARRICK THIRD QUARTER 2017	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

Veladero, Argentina1

Summary of Operating and Financial Data	For the three months ended September 30			For the nine months ended September 30
	2017	2016	% Change	2017	2016	% Change
Open pit tonnes mined (000s)	7,205	7,087	2%	39,326	43,402	(9)%
Average grade (grams/tonne)
Open pit mined	0.94	0.75	25%	1.00	0.77	30%
Processed	0.92	0.65	42%	1.01	0.73	38%
Heap leach ore tonnes processed (000s)	3,666	7,856	(53)%	17,196	20,672	(17)%
Gold produced (000s/oz)	99	116	(15)%	322	367	(12)%
Gold sold (000s/oz)	90	95	(5)%	344	338	2%

Segment revenue ($ millions)	$114	$134	(15)%	$439	$445	(1)%
Cost of sales ($ millions)	106	86	23%	302	291	4%
Segment income ($ millions)	9	48	(81)%	134	155	(14)%
Segment EBITDA ($ millions)[2]	57	72	(21)%	220	231	(5)%
Capital expenditures ($ millions)	21	5	320%	134	46	191%
Minesite sustaining	21	5	320%	134	46	191%
Project	—	—	—%	—	—	—%
Cost of sales (per oz)	1,187	912	30%	878	860	2%
Cash costs (per oz)[2]	637	586	9%	595	547	9%
All-in sustaining costs (per oz)[2]	890	651	37%	1,000	693	44%
All-in costs (per oz)[2]	$890	$651	37%	$1,000	$693	44%

[1]	We sold 50% of Veladero on June 30, 2017; therefore these represent results on a 100% basis from January 1 to June 30, 2017 and on a 50% basis from July 1, 2017 onwards.
[2]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 49 to 63 of this MD&A.

Financial Results

Veladero’s segment income for the three and nine month periods ended September 30, 2017 was 81% and 14% lower, respectively, than the same prior year periods. The decrease was due to lower revenues primarily as a result of lower realized gold prices1 combined with the impact of the divestment of 50% of the Veladero mine as at June 30, 2017. This was further impacted by an increase in depreciation expense as a result of the fair value increments applied to our remaining 50% interest, which was required to be fair valued as a result of the transaction.

Gold production for the three and nine month periods ended September 30, 2017, were 15% and 12% lower, respectively, than the same prior year periods due to the divestment of 50% of the Veladero mine as at June 30, 2017. Excluding the impact of the divestment, gold production increased 71% and 15%, respectively, for the three and nine month periods ended September 30, 2017. For the three month period, the increase in the gold production was mainly due to the resumption of normal leaching operations following the temporary restriction resulting from the March 28, 2017 incident as Veladero continued to add ore tonnes to the leach pad throughout the second quarter of 2017 but only commenced the addition of cyanide at the end of June 2017. Also benefiting production in the current year were higher grades processed. The nine month period was partly impacted by lower recovery reflecting the impact of the temporary restriction on the March 28, 2017 incident with the leach pumping system. The prior year periods were negatively impacted by the temporary suspension of operations late in the third quarter of 2016 combined with severe winter weather conditions.

Cost of sales per ounce4 for the three and nine month periods ended September 30, 2017, were $275 and $18 per ounce higher, respectively, than the same prior year periods primarily due to higher depreciation expense as a result of the impact of the fair value increments relating to the revaluation of our remaining 50% of the Veladero mine. For the nine month period, this was partially offset by lower depreciation expense as a result of the cessation of depreciation as Veladero was classified as held-for-sale for the second quarter of 2017. The increase in cost of sales per ounce4 was further impacted by an increase in direct mining costs primarily related to costs incurred in relation to Best-in-Class initiatives combined with camp costs, mining costs due to additional fleet and maintenance, labor and contractor costs due to the impact of inflation in Argentina. These increases were partially offset by higher capitalized waste stripping costs as there was no capitalized waste stripping in the third quarter of 2016 as a result of severe weather conditions. For the three and nine month periods ended September 30, 2017, all-in sustaining costs1 increased by $239 and $307 per ounce, respectively, compared to the same prior year periods primarily due to an increase in

BARRICK THIRD QUARTER 2017	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

minesite sustaining capital expenditures combined with an increase in cost of sales per ounce4.

Capital expenditures for the three and nine month periods ended September 30, 2017, increased by 320% and 191%, respectively, compared to the same prior year periods due to higher minesite sustaining capital expenditures relating to the construction of phases 4B and 5B of the leach pad expansion, leach pad improvement and equipment purchases combined with higher capitalized stripping costs.

On April 6, 2017, we announced the sale to Shandong Gold of a 50 percent interest in the Veladero mine for $960 million. The transaction closed on June 30, 2017, and reflects the first step in our strategic partnership with Shandong. The transaction remains subject to net working capital adjustments. Refer to note 4 to the Financial Statements for more information.

On December 30, 2016, the San Juan provincial mining authority approved the fifth update to the Veladero mine’s environmental impact study (“EIS”), which as submitted by the Company had included a request for approval of the leach pad expansion for Phases 6 to 9. Environmental approval for Phases 6 to 9 of the leach pad expansion was confirmed on May 19, 2017 by the San Juan Mining Minister.

Release of gold-bearing process solution

On March 28, 2017, the monitoring system at the Veladero mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad. This solution was contained within the operating site; no solution reached any diversion channels or watercourses. All affected soil was promptly excavated and placed on the leach pad. The Company notified regulatory authorities of the situation, and San Juan provincial authorities inspected the site on March 29, 2017.

On March 29, 2017, the San Juan provincial mining authority issued a violation notice against Minera Argentina Gold SRL (“MAG”), the Argentine joint venture entity that operates the Veladero mine, in connection with this incident and ordered a temporary restriction on the addition of new cyanide to the leach pad until corrective actions on the system were completed. The mining authority lifted the suspension on June 15, 2017, following inspection of corrective actions.

On March 30, 2017, the San Juan Mining Minister ordered the commencement of a regulatory infringement proceeding against MAG as well as a comprehensive evaluation of the mine’s operations to be conducted by representatives of the Company and the San Juan provincial authorities. The Company filed its defense to the regulatory infringement proceeding on April 5, 2017. On September 14, 2017, the San Juan Provincial mining authority consolidated this administrative proceeding into a single proceeding against MAG encompassing both the September 2016 incident described below and the March 2017 incident. On October 10, 2017, the San Juan Provincial mining authority notified MAG of the two charges under the infringement proceeding for alleged violations of the Mining Code in connection with the March 2017 incident. MAG will request additional detail regarding the charges and then submit its response in the administrative proceeding. Refer to note 18 to the Financial Statements for more information regarding this matter.

Provincial amparo action

On March 30, 2017, MAG was served notice of a lawsuit, called an “amparo” protection action, filed in the Jachal First Instance Court (the “Jachal Court”) by individuals who claim to be living in Jachal, Argentina and who are seeking among other things, the cessation of all activities at the Veladero mine or, alternatively, a suspension of the leaching process at the mine. On March 30, 2017, the Jachal Court rejected the request for an injunction to cease all activities at the Veladero mine, but ordered, among other things, the suspension of the leaching process at the Veladero mine and for MAG and the San Juan provincial mining authority to provide additional information to the Jachal Court in connection with the incident.

The Company filed a defense to the provincial amparo action on April 7, 2017. The Jachal Court lifted the suspension on June 15, 2017, after the San Juan provincial mining authority provided the required information and a hydraulic assessment of the leach pad and process plant was implemented. Refer to note 18 to the Financial Statements for more information regarding this matter.

Following the resumption of the addition of cyanide, Barrick is continuing to implement modifications to the leach pad under Barrick’s work plan agreed with San Juan provincial authorities. In addition, Barrick also continues to implement its enhanced community investment and engagement plan.

Federal amparo action

On April 4, 2017, the National Minister of Environment of Argentina filed an amparo protection action in the Buenos Aires federal court (the “Federal Court”) in connection with the March 2017 incident. This second amparo protection action is seeking a court order requiring the cessation and/or suspension of activities at the Veladero mine. MAG submitted extensive information to the Federal Court about the incident, the then-existing administrative and provincial judicial suspensions, the remedial actions taken by the Company and the lifting of the suspensions as described above. MAG also challenged the jurisdiction of the Federal Court and the standing of the National Minister of Environment of Argentina and requested that the matter be remanded to the Jachal Court. The Province of San Juan also challenged the

BARRICK THIRD QUARTER 2017	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

jurisdiction of the Federal Court in this matter. On June 23, 2017, the Federal Court decided that it is competent to hear the case, and referred the case to the Court of Appeals to determine whether the Federal Court or Provincial Court in the case described above has the authority to assess the merits of the amparo remedy. On July 5, 2017, the Jachal Court issued a request for the Supreme Court of Argentina to resolve the jurisdictional dispute. On July 30, 2017, the Court of Appeals referred the jurisdictional dispute to the Supreme Court and a decision on the matter is pending. Refer to note 18 to the Financial Statements for more information regarding this matter.

Veladero experienced operational incidents in 2016 and 2015 which also resulted in regulatory and legal proceedings as summarized below.

Release of cyanide-bearing process solution

On October 9, 2015, the San Juan mining authority initiated an administrative sanction process against MAG for alleged violations of the mining code relating to a valve failure and release of cyanide-bearing process solution in September 2015. On March 11, 2016, the San Juan Provincial mining authority announced its intention to impose an administrative fine against MAG in connection with the solution release. MAG was formally notified of this decision on March 15, 2016. On April 6, 2016, MAG sought reconsideration of certain aspects of the decision but did not challenge the amount of the administrative fine. On April 14, 2016, in accordance with local requirements, MAG paid the administrative fine of approximately $10 million (at the then-applicable Argentinean peso/$ exchange rate) while the request for reconsideration was pending. On July 11, 2017, the San Juan government rejected MAG’s final administrative appeal of this decision. On September 5, 2017, the Company commenced a legal action to continue challenging certain aspects of the decision before the San Juan courts. MAG has implemented a remedial action plan at Veladero in response to the incident as required by the San Juan mining authority. Refer to note 18 to the Financial Statements for more information regarding this matter.

Release of crushed ore saturated with process solution

On September 8, 2016, ice rolling down the slope of the leach pad at the Veladero mine damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the mine site and returned to the leach pad. Extensive water monitoring in the area conducted by MAG has confirmed that the incident did not result in any environmental impact. A temporary suspension of operations at the Veladero mine was ordered by the San Juan Provincial mining authority and a San Juan Provincial court on September 15, 2016 and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works required by the San Juan Provincial mining authority and a judicial inspection of the mine, the San Juan Provincial court lifted the suspension of operations and ordered that mining activities be resumed.

On September 14, 2016, the San Juan Provincial mining authority commenced an administrative proceeding in connection with this incident that included, in addition to the issue of the suspension order, an infringement proceeding against MAG. On December 2, 2016, the San Juan Provincial mining authority notified MAG of two charges under the infringement proceeding for alleged violations of the Mining Code. On September 14, 2017, the San Juan Provincial mining authority consolidated the administrative proceeding into a single proceeding against MAG encompassing both the September 2016 incident and the March 2017 incident described above. Refer to note 18 to the Financial Statements for more information regarding this matter.

Cyanide leaching process – civil action

On December 15, 2016, MAG was served notice of a lawsuit by certain persons who claim to be living in Jachal, Argentina and to be affected by the Veladero mine and, in particular, the valley heap leach facility (“VLF”). In the lawsuit, which was filed in the San Juan Provincial court, the plaintiffs have requested a court order that MAG cease leaching metals with cyanide solutions, mercury and other similar substances at the Veladero mine and replace that process with one that is free of hazardous substances, that MAG implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. The lawsuit is proceeding as an ordinary civil action. The Company replied to the lawsuit on February 20, 2017, and the case will now proceed to the evidentiary stage. On March 31, 2017, the plaintiffs supplemented their original complaint to allege that the risk of environment damage had increased as a result of the March 28, 2017 release of gold-bearing process solution incident described above. Refer to note 18 to the Financial Statements for more information regarding this matter.

Outlook

We now expect Barrick’s share (50 percent basis from July 1, 2017) of gold production to be in the narrowed range of 430 to 465 thousand ounces. We also now expect cost of sales per ounce4 to be in the range of $870 to $940 per ounce, cash costs1 per ounce to be in the range of $580 to $610 and all-in sustaining costs1 to be in the range of $920 to $990 per ounce compared to our previous ranges of $740 to $790 per ounce, $550 to $590 per ounce and $890 to $990 per ounce, respectively. The updates primarily reflect the effect of the fair value increments applied to our remaining 50% interest.

BARRICK THIRD QUARTER 2017	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

Turquoise Ridge (75% basis), Nevada USA

Summary of Operating and Financial Data	For the three months ended September 30			For the nine months ended September 30
	2017	2016	% Change	2017	2016	% Change
Underground tonnes mined (000s)	170	155	10%	473	442	7%
Average grade (grams/tonne)
Underground mined	15.21	17.10	(11)%	15.50	17.20	(10)%
Gold produced (000s/oz)	68	72	(6)%	147	201	(27)%
Gold sold (000s/oz)	66	80	(18)%	141	188	(25)%

Segment revenue ($ millions)	$84	$107	(21)%	$177	$238	(26)%
Cost of sales ($ millions)	49	45	9%	104	114	(9)%
Segment income ($ millions)	34	62	(45)%	71	123	(42)%
Segment EBITDA ($ millions)[1]	43	70	(39)%	89	142	(37)%
Capital expenditures ($ millions)	11	9	22%	24	23	4%
Minesite sustaining	11	9	22%	24	23	4%
Project	—	—	—%	—	—	—%
Cost of sales (per oz)	755	558	35%	740	605	22%
Cash costs (per oz)[1]	617	460	34%	612	504	21%
All-in sustaining costs (per oz)[1]	793	583	36%	788	631	25%
All-in costs (per oz)[1]	$793	$583	36%	$788	$631	25%

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 49 to 63 of this MD&A.

Financial Results

Turquoise Ridge’s segment income for the three and nine month periods ended September 30, 2017 was 45% and 42% lower, respectively, than the same prior year periods. The decreases were primarily due to a decrease in sales volume combined with lower realized gold prices1.

Gold production for the three and nine month periods ended September 30, 2017 were 6% and 27% lower, respectively, than the same prior year periods, due to lower grades, partially offset by higher tonnes mined. Lower grades in the current year were due to the planned mining of the south zone. The increase in tonnes mined resulted from increased mining productivity because of improved equipment availability combined with improved mine engineering to take advantage of the larger ore geometry as well as other Best-in-Class activities to increase the effective operating time on shift in the mine. Production for the nine months ended September 30, 2017 was also impacted by the issues related to higher organic carbon content experienced earlier this year and the related decision to process 17 thousand ounces at Barrick Nevada, which will be recognized as Barrick Nevada production before the end of the year.

Cost of sales per ounce4 for the three and nine month periods ended September 30, 2017, were $197 and $135 per ounce higher, respectively, than the same prior year periods mainly reflecting the impact of lower sales volume on unit production costs combined with higher processing costs associated with processing lower grade ore and higher organic carbon content. For the three and nine month periods ended September 30, 2017, all-in sustaining costs1 increased by $210 and $157 per ounce, respectively, compared to the same prior year periods primarily reflecting the higher cost of sales per ounce4 combined with the increase in minesite sustaining capital expenditures.

Capital expenditures for the three and nine month periods ended September 30, 2017, increased by 22% and 4%, respectively, compared to the same prior year periods. The increase was primarily due to the timing of minesite sustaining capital expenditures combined with the construction of the third shaft, partially offset by a decrease in capitalized underground development costs.

Outlook

We continue to expect 2017 production to be in the range of 210 to 230 thousand ounces at cost of sales per ounce4 to be in the range of $700 to $750 per ounce. We now expect cash costs1 per ounce to be in the range of $580 to $610 and all-in sustaining costs1 to be in the range of $770 to $830 per ounce compared to our previous ranges of $570 to $600 per ounce and $750 to $830 per ounce, respectively. The increase in costs is primarily due to higher tonnage mined at a lower grade and higher tonnage backfilled, as well as the reduction in ounces.

BARRICK THIRD QUARTER 2017	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

Acacia Mining plc (100% basis), Africa

Summary of Operating and Financial Data	For the three months ended September 30			For the nine months ended September 30
	2017	2016	% Change	2017	2016	% Change
Total tonnes mined (000s)	8,608	9,501	(9)%	26,647	28,847	(8)%
Open pit	8,236	9,212	(11)%	25,550	27,869	(8)%
Underground	372	289	29%	1,097	978	12%
Average grade (grams/tonne)
Open pit mined	1.35	1.56	(13)%	1.40	1.46	(4)%
Underground mined	8.08	10.17	(21)%	8.56	10.22	(16)%
Processed[1]	3.30	3.10	6%	3.10	3.00	3%
Ore tonnes processed (000s)	2,004	2,351	(15)%	6,864	7,251	(5)%
Gold produced (000s/oz)	191	205	(7)%	619	617	—%
Gold sold (000s/oz)	133	206	(35)%	445	607	(27)%

Segment revenue ($ millions)	$170	$283	(40)%	$561	$783	(28)%
Cost of sales ($ millions)	107	175	(39)%	355	524	(32)%
Segment income ($ millions)	30	109	(72)%	159	240	(34)%
Segment EBITDA ($ millions)[2]	53	152	(65)%	241	362	(33)%
Capital expenditures ($ millions)	36	53	(32)%	127	135	(6)%
Minesite sustaining	29	53	(45)%	119	134	(11)%
Project	7	—	—	8	1	—
Cost of sales (per oz)	808	840	(4)%	796	861	(8)%
Cash costs (per oz)[2]	616	598	3%	588	626	(6)%
All-in sustaining costs (per oz)[2]	939	998	(6)%	907	961	(6)%
All-in costs (per oz)[2]	$992	$1,000	(1)%	$925	$963	(4)%

[1]	Includes processing of tailings retreatment.
[2]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 49 to 63 of this MD&A.

Barrick holds a 63.9 percent equity interest in Acacia Mining plc, a publicly traded company listed on the London Stock Exchange that is operated independently of Barrick.

Financial Results

Acacia’s segment income for the three and nine month periods ended September 30, 2017 was 72% and 34% lower, respectively, than the same prior year periods primarily due to lower sales volume as a result of the concentrate export ban, affecting sales from Bulyanhulu and Buzwagi combined with lower realized gold prices1 and higher restructuring costs mainly consisting of severance costs incurred as part of the Bulyanhulu reduced operations program. The decrease was partially offset by lower cost of sales.

For the three and nine month periods ended September 30, 2017, gold production was 7% lower then and in line with, respectively, the same prior year periods. For the three month period, the decrease was mainly attributed to lower production at North Mara as a result of lower grades at the Gokona underground mine and Nyabirama pit combined with a slight decrease at Bulyanhulu due to reduced operations in the second half of the third quarter and continued droughts in the Kahama district. These were partially offset by an increase at Buzwagi as a result of higher grade ore from the main ore zone at the bottom of the open pit compared to delays in accessing the main ore zone in the same prior year period. For the nine month period the higher production at Buzwagi was almost entirely offset by lower production at Bulyanhulu and North Mara. Gold ounces sold were lower than ounces produced primarily as a result of the ban on concentrate exports, as described below.

Cost of sales per ounce4 in the three and nine month periods ended September 30, 2017 was 4% and 8% lower, respectively, than the same prior year periods primarily reflecting the impact of the build-up in inventory due to the ban on concentrate exports combined with lower depreciation expense. These decreases were partially offset by lower capitalized underground development costs at Bulyanhulu and lower waste stripping at North Mara’s Nyabirama pit combined with the impact of lower sales volume on unit production costs. All-in sustaining costs1 for the three and nine month periods ended September 30, 2017 were 6% and 6% lower, respectively, than the same prior year periods due to lower cost of sales per ounce4 combined with lower stock-based compensation expense and a decrease in minesite sustaining capital expenditures.

BARRICK THIRD QUARTER 2017	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month periods ended September 30, 2017, capital expenditures decreased by 32% and 6%, respectively, compared to the same prior year periods. The decrease was primarily due to lower capitalized stripping costs attributed to lower underground development at Bulyanhulu combined with lower waste stripping at North Mara relating to Nyabirama Stage 4. These were partially offset by an increase in capitalized drilling at North Mara’s Gokona underground.

Concentrate Export Ban and Related Disputes with the Government of Tanzania

On March 3, 2017, the Tanzanian Government announced a general ban on the export of metallic mineral concentrates following a directive made by the President to promote the creation of a domestic smelting industry. Following the directive, Acacia ceased all exports of its gold/copper concentrate (“concentrate”) including containers previously approved for export prior to the ban which are located in Dar es Salaam.

The prevention of exports impacts Bulyanhulu and Buzwagi which produce gold in both doré and in concentrate form due to the mineralogy of the ore. North Mara is unaffected due to 100% of its production being doré. Since the export ban was imposed, impacting approximately 35% of year-to-date group production, Acacia has seen a build-up of approximately US$270 million of concentrate inventory in Tanzania, based on current prices, with approximately 186,000 ounces of gold, 12.1 million pounds of copper and 159,000 ounces of silver contained in the unsold concentrate. As a result of the transition to a reduced operations program at Bulyanhulu, and the changes to the process flowsheet at Buzwagi, all of Acacia’s mines are now solely producing doré, and as such will no longer see a further build up of concentrate.

During the second quarter, two Presidential Committees reported their findings, following investigations, that Acacia and its predecessor companies have historically under-declared the contents of the exports of concentrate, resulting in a significant under-declaration of taxes. Acacia has received adjusted assessments for the tax years 2000-2017 from the Tanzania Revenue Authority for a total amount of approximately $190 billion. Acacia has refuted the findings of these committees, affirming that it has declared everything of commercial value that it has produced since it started operating in Tanzania and has paid all appropriate royalties and taxes on all of the payable minerals that it has produced.

Following the end of the third quarter, Acacia received further notices of adjusted corporate income tax and withholding tax assessments from the Tanzania Revenue

Authority for the tax years 2005 to 2011 with respect to Acacia’s former Tulawaka joint venture for a total amount of approximately $3 billion.

In addition, new and amended legislation was passed in Tanzania in early July 2017, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% from 4%, and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. Acacia continues to monitor the impact of the new legislation in light of its Mineral Development Agreements with the Government of Tanzania which set out and preserve the legal and regulatory framework under which its mines operate. However, to minimize further disruptions to its operations Acacia will, in the interim, satisfy the requirements imposed as regards the increased royalty rate in addition to the recently imposed 1% clearing fee on exports without prejudice to its legal rights.

In July 2017, Acacia announced that it had served Notices of Arbitration in Tanzania in respect of the current disputes with the Government of Tanzania in accordance with the dispute resolution processes agreed by the Government in the relevant Mineral Development Agreements. The serving of the Notices was necessary to protect Acacia’s legal rights, but Acacia remains of the view that a negotiated resolution is the preferable outcome to the current disputes and Acacia will continue to work to achieve this.

On October 19, 2017, Barrick announced that it had agreed with the Government of Tanzania a proposed framework for a new partnership between Acacia and the Government of Tanzania. Barrick and the Government of the Tanzania also agreed to form a working group that will focus on the resolution of outstanding tax claims against Acacia. Key terms of the proposal include (i) the creation of a new Tanzanian operating company to manage Acacia’s Bulyanhulu, Buzwagi and North Mara mines and all future operations in the country with key officers located in Tanzania and Tanzanian representation on the board of directors, (ii) maximization of local employment of Tanzanians and procurement of goods and services within Tanzania, (iii) economic benefits from Bulyanhulu, Buzwagi and North Mara would be distributed on a 50/50 basis, with the Government’s share delivered in the form of royalties, taxes and a 16% free carry interest in Acacia’s Tanzanian operations; and (iv) in support of the working group’s ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the Government of Tanzania, on terms to be settled by the working group. Barrick and the Government of Tanzania are also reviewing the conditions for the lifting of the

BARRICK THIRD QUARTER 2017	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

concentrate export ban. The proposal is subject to review and approval by Acacia.

Outlook

As a result of reduced operating activity at Bulyanhulu, Acacia expects annual production to be 100 thousand ounces lower than the bottom of the previous range of 850 to 900 thousand ounces. Acacia has stated that the revised guidance is based on limited production occurring beyond August at Bulyanhulu and marginally lower production at North Mara than previously planned due to underground development delays as a result of work permit issues for key contractors.

We continue to monitor this situation and have revised guidance for Acacia 2017 gold production to approximately 480 thousand ounces (Barrick’s share) in line with the reduction set out above from our previous range of 545 to 575 thousand ounces (Barrick’s share). We continue to expect cost of sales per ounce4, cash costs1 and all-in sustaining costs1 to be in the range of $860 to $910 per ounce, $580 to $620 per ounce and $880 to $920 per ounce, respectively. Acacia operations impacted by the current ban on concentrate exports (Bulyanhulu and Buzwagi) account for approximately five per cent of Barrick’s 2017 gold production guidance. In total, Acacia accounts for approximately nine percent of Barrick’s 2017 gold production guidance.

BARRICK THIRD QUARTER 2017	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

Pascua-Lama, Argentina/Chile

The Pascua-Lama project, located on the border between Chile and Argentina, is one of the world’s largest undeveloped gold and silver deposits, with the potential to generate significant free cash flow over a long mine life. We continue to progress the prefeasibility study for an underground mine, contemplating development of the Pascua-Lama deposit in a phased approach, thereby reducing execution risks and upfront capital requirements. Concurrently, we remain focused on optimizing, stabilizing and preserving the project site, and addressing outstanding legal, regulatory, and permitting matters.

Our Investment Committee will continue to scrutinize the project as it advances, applying a high degree of consistency and rigor — as we do for all capital allocation decisions at the company — before further review by the Executive Committee and the Board at each stage of advancement.

SMA Regulatory Sanctions

On June 8, 2016, Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) consolidated two administrative proceedings against Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, into a single proceeding encompassing both the reconsideration of the 2013 Resolution in accordance with the decision of the Environmental Court and the alleged deviations from the Project’s environmental approval notified by the SMA in April 2015. A final resolution from the SMA with respect to these matters is pending and could result in additional sanctions including new administrative fines and/or the revocation of the Project’s environmental permit. Refer to note 18 to the Financial Statements for more information regarding this matter.

Constitutional Protection Action

On August 12, 2016, the court ruled in favor of CMN and the Chilean mining authority (Sernageomin), rejecting the plaintiffs’ challenges to the Temporary and Partial Closure Plan for Pascua. On August 19, 2016, the plaintiffs appealed the court’s decision to the Chilean Supreme Court. On March 13, 2017, the Supreme Court vacated the Temporary Closure Plan, ruling that additional information regarding the SMA regulatory sanction process was required from the environmental regulator, and ordering Sernageomin to issue a new resolution on the Temporary Closure Plan after receiving such information. On August 29, 2017, Sernageomin issued a new resolution in which it reapproved the Temporary Closure Plan as originally issued. This approval is valid through September 2019. Refer to note 18 to the Financial Statements for more information regarding this matter.

Water Quality Review

CMN initiated a review of the baseline water quality of the Rio Estrecho in August 2013 as required by a July 15, 2013 decision of the Court of Appeals of Copiapo, Chile. The purpose of the review was to establish whether the water quality baseline has changed since the Pascua-Lama project received its environmental approval in February 2006 and, if so, to require CMN to adopt the appropriate corrective measures. As a result of that study, CMN requested certain modifications to its environmental permit water quality requirements. On June 6, 2016, the responsible agency approved a partial amendment of the environmental permit to better reflect the water quality baseline from 2009. That approval was appealed by certain water users and indigenous residents of the Huasco Valley. On October 19, 2016, the Chilean Committee of Ministers for the Environment, which has jurisdiction over claims of this nature, voted to uphold the permit amendments. On January 27, 2017, the Environmental Court agreed to consider an appeal of the Committee’s decision brought by CMN and the water users and indigenous residents. A hearing took place on July 25, 2017. A decision of the Environmental Court is pending. Refer to note 18 to the Financial Statements for more information regarding this matter.

Water Treatment Plant

The water treatment plant on the Chilean side of the Pascua-Lama project was damaged during the second quarter of 2016 as a result of heavy snowfall. The water treatment plant consists of two main components, the high density sludge unit followed by the reverse osmosis unit. In June 2017, repairs were completed and the water treatment plant resumed normal operations. CMN has reviewed its contingency plan with Chilean regulatory authorities.

BARRICK THIRD QUARTER 2017	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTINGENCIES

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 18 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)				Payments due as at September 30, 2017
	2017	2018	2019	2020	2021	2022 and thereafter	Total
Debt[1]
Repayment of principal	$1	$33	$32	$263	$636	$5,446	$6,411
Capital leases	8	36	7	7	3	8	69
Interest	156	362	361	356	332	5,353	6,920
Provisions for environmental rehabilitation[2]	31	81	64	100	93	1,844	2,213
Operating leases	12	21	13	11	9	10	76
Restricted share units	29	26	4	4	—	—	63
Pension benefits and other post-retirement benefits	5	20	20	20	20	408	493
Derivative liabilities[3]	16	33	2	—	—	—	51
Purchase obligations for supplies and consumables[4]	322	253	196	145	90	5	1,011
Capital commitments[5]	58	18	4	4	4	27	115
Social development costs[6]	4	4	5	2	1	201	217

Total	$642	$887	$708	$912	$1,188	$13,302	$17,639

[1]

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at September 30, 2017. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[2]	Provisions for Environmental Rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
[3]

Derivative Liabilities - Amounts presented in the table relate to derivative contracts disclosed under note 25C to the 2016 Annual Report. Payments related to derivative contracts may be subject to change given variable market conditions.

[4]	Purchase Obligations for Supplies and Consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
[5]	Capital Commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
[6]

Social Development Costs - Includes a commitment of $153 million related to the potential funding of a power transmission line in Argentina, the majority of which is not expected to be paid prior to 2022.

BARRICK THIRD QUARTER 2017	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF QUARTERLY RESULTS

Quarterly Information1

		2017			2016			2015
($ millions, except where indicated)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$1,993	$2,160	$1,993	$2,319	$2,297	$2,012	$1,930	$2,238
Realized price per ounce – gold[2]	1,274	1,258	1,220	1,217	1,333	1,259	1,181	1,105
Realized price per pound – copper[2]	3.05	2.60	2.76	2.62	2.18	2.14	2.18	2.16
Cost of sales	1,270	1,277	1,342	1,454	1,291	1,336	1,324	1,768
Net earnings (loss)	(11)	1,084	679	425	175	138	(83)	(2,622)
Per share (dollars)[3]	(0.01)	0.93	0.58	0.36	0.15	0.12	(0.07)	(2.25)
Adjusted net earnings[2]	186	261	162	255	278	158	127	91
Per share (dollars)[2,3]	0.16	0.22	0.14	0.22	0.24	0.14	0.11	0.08
Operating cash flow	532	448	495	711	951	527	451	698
Cash capital expenditures	307	405	334	326	277	253	270	311
Free cash flow[2]	$225	$43	$161	$385	$674	$274	$181	$387

[1]	Sum of all the quarters may not add up to the annual total due to rounding.
[2]

Realized price, adjusted net earnings, adjusted net earnings per share and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 49 to 63 of this MD&A.

[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Our recent financial results reflect our emphasis on cost control and growing operating cash flow and free cash flow. While gold prices have fluctuated around $1,200 per ounce, we are consistently generating positive free cash flow1. This free cash flow, combined with the proceeds from various divestitures, have allowed us to strengthen our balance sheet over the past two years. In the second quarter of 2017, we recorded $858 million (net of tax effects) of gains on the disposition of 50% of Veladero mine and a 25% interest in the Cerro Casale project. In the first quarter of 2017, we recorded a net asset impairment reversal of $522 million (net of tax effects and non-controlling interest) primarily relating to impairment reversals at the Cerro Casale project. In the fourth quarter of 2016, we recorded a net asset impairment reversal of $146 million (net of tax effects and non-controlling interests) primarily relating to impairment reversals at Veladero and Lagunas Norte. In the fourth quarter of 2015, we recorded asset and goodwill impairments of $2.6 billion (net of tax effects and non-controlling interests), primarily related to our Pueblo Viejo and Goldstrike mines and Pascua-Lama project.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2016 annual MD&A.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.

BARRICK THIRD QUARTER 2017	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require Management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the Financial

Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying Financial Statements.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
•	Acquisition/disposition gains/losses;
•	Foreign currency translation gains/losses;
•	Significant tax adjustments;
•	Unrealized gains/losses on non-hedge derivative instruments; and
•	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

BARRICK THIRD QUARTER 2017	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
Net earnings (loss) attributable to equity holders of the Company	$(11)	$175	$1,752	$230
Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[1]	2	49	(1,128)	54
Acquisition/disposition (gains)/losses[2]	(5)	37	(882)	35
Foreign currency translation (gains)/losses	25	19	60	181
Significant tax adjustments[3]	174	5	183	59
Other expense adjustments[4]	103	1	130	75
Unrealized gains on non-hedge derivative instruments	(9)	(12)	(6)	(23)
Tax effect and non-controlling interest[5]	(93)	4	500	(48)
Adjusted net earnings	$186	$278	$609	$563
Net earnings (loss) per share[6]	(0.01)	0.15	1.50	0.20
Adjusted net earnings per share[6]	0.16	0.24	0.52	0.48
[1]	Net impairment reversals for the nine month period ended September 30, 2017 primarily relate to impairment reversals at the Cerro Casale project upon reclassification of the project’s net assets as held-for-sale as at March 31, 2017.
[2]	Disposition gains for the three and nine month periods ended September 30, 2017 primarily relate to the sale of a 50% interest in the Veladero mine and the gain related to the sale of a 25% interest in the Cerro Casale project.
[3]	Significant tax adjustments for the three and nine month periods ended September 30, 2017 primarily relate to a tax provision relating to the impact of the proposed framework for Acacia operations in Tanzania.
[4]	Other expense adjustments for the three and nine month periods ended September 30, 2017 primarily relate to debt extinguishment costs.
[5]	Tax effect and non-controlling interest for the nine month period ended September 30, 2017 primarily relates to the impairment reversals at the Cerro Casale project discussed above.
[6]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a measure that excludes capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
Net cash provided by operating activities	$532	$951	$1,475	$1,929
Capital expenditures	(307)	(277)	(1,046)	(800)
Free cash flow	$225	$674	$429	$1,129

BARRICK THIRD QUARTER 2017	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definitions published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Cash costs start with our cost of sales applicable to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with cash costs and include sustaining capital expenditures, general & administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

All-in costs start with all-in sustaining costs and add additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: non-sustaining capital expenditures (capital expenditures at new projects and discrete projects at existing operations intended to increase production capacity and will not benefit production for at least 12 months) and other non-sustaining costs (primarily exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that our use of cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-

GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations, but do not reflect a reduction in costs for costs associated with other metal sales.

C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and Management uses this to better evaluate the costs of copper production. We believe this change will enable investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, corporate general and administrative costs, minesite exploration and evaluation costs, royalties, environmental rehabilitation costs and write-downs taken on inventory to net realizable value.

BARRICK THIRD QUARTER 2017	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended September 30		For the nine months ended September 30
	Footnote	2017	2016	2017	2016
Cost of sales applicable to gold production		$1,147	$1,202	$3,544	$3,633
Depreciation		(357)	(373)	(1,125)	(1,108)
By-product credits	1	(32)	(59)	(105)	(143)
Realized (gains)/losses on hedge and non-hedge derivatives	2	9	15	19	71
Non-recurring items	3	—	34	—	24
Other	4	(24)	(9)	(71)	(24)
Non-controlling interests (Pueblo Viejo and Acacia)	5	(73)	(92)	(218)	(267)
Cash costs		$670	$718	$2,044	$2,186
General & administrative costs		69	71	186	217
Minesite exploration and evaluation costs	6	16	10	39	26
Minesite sustaining capital expenditures	7	248	236	830	646
Rehabilitation - accretion and amortization (operating sites)	8	14	16	51	41
Non-controlling interest, copper operations and other	9	(67)	(75)	(199)	(209)
All-in sustaining costs		$950	$976	$2,951	$2,907
Project exploration and evaluation and project costs	6	84	34	217	129
Community relations costs not related to current operations		1	1	3	6
Project capital expenditures	7	53	35	192	124
Rehabilitation - accretion and amortization (non-operating sites)	8	3	2	16	7
Non-controlling interest and copper operations	9	(6)	(7)	(12)	(38)
All-in costs		$1,085	$1,041	$3,367	$3,135
Ounces sold - equity basis (000s ounces)	11	1,227	1,386	3,930	3,984
Cost of sales per ounce	10	$820	$766	$791	$803
Cash costs per ounce	12	$546	$518	$520	$549
Cash costs per ounce (on a co-product basis)	11,12	$565	$550	$539	$575
All-in sustaining costs per ounce	12	$772	$704	$750	$730
All-in sustaining costs per ounce (on a co-product basis)	12,13	$791	$736	$769	$756
All-in costs per ounce	12	$884	$751	$856	$787
All-in costs per ounce (on a co-product basis)	12,13	$903	$783	$875	$813

1	By-product credits
Revenues include the sale of by-products for our gold and copper mines for the three and nine months ended September 30, 2017 of $32 million and $105 million, respectively, (2016: $50 million and $110 million, respectively) and energy sales from the Monte Rio power plant at our Pueblo Viejo mine for the three and nine months ended September 30, 2017 of $nil and $nil, respectively, (2016: $9 million and $33 million, respectively) up until its disposition on August 18, 2016.

2	Realized (gains)/losses on hedge and non-hedge derivatives
Includes realized hedge losses of $8 million and $22 million, respectively, for the three and nine month periods ended September 30, 2017 (2016: $15 million and $59 million, respectively), and realized non-hedge losses of $1 million and gains of $3 million, respectively, for the three and nine month periods ended September 30, 2017 (2016: losses of $nil and $12 million, respectively). Refer to Note 5 to the Financial Statements for further information.

3	Non-recurring items
Non-recurring items in 2016 consist of $34 million in a reduction in cost of sales attributed to insurance proceeds recorded in the third quarter of 2016 related to the 2015 oxygen plant motor failure at Pueblo Viejo and $10 million in abnormal costs at Veladero. These costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

4	Other
Other adjustments for the three and nine month periods ended September 30, 2017 include adding the net margins related to power sales at Pueblo Viejo of $nil and $nil, respectively, (2016: $1 million and $5 million, respectively), adding the cost of treatment and refining charges of $nil and $1 million, respectively, (2016: $3 million and $12 million, respectively) and the removal of cash costs and by-product credits associated with our Pierina mine, which is mining incidental ounces as it enters closure, of $25 million and $73 million, respectively (2016: $14 million and $42 million, respectively).

5	Non-controlling interests (Pueblo Viejo and Acacia)
Non-controlling interests include non-controlling interests related to gold production of $103 million and $317 million, respectively, for the three and nine month periods ended September 30, 2017 (2016: $124 million and $381 million, respectively). Refer to Note 5 to the Financial Statements for further information.

BARRICK THIRD QUARTER 2017	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

6	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 30 of this MD&A.

7	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are stripping at Cortez Crossroads, underground development at Cortez Hills Lower Zone and the range front declines, Lagunas Norte Refractory Ore Project and Goldrush. Refer to page 29 of this MD&A.

8	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

9	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of our Acacia and Pueblo Viejo operating segments and South Arturo. Figures remove the impact of Pierina. The impact is summarized as the following:

($ millions)	For the three months ended September 30		For the nine months ended September 30
Non-controlling interest, copper operations and other	2017	2016	2017	2016
General & administrative costs	$(5)	$(8)	$(13)	$(31)
Minesite exploration and evaluation expenses	(6)	(2)	(13)	(6)
Rehabilitation - accretion and amortization (operating sites)	(2)	(2)	(8)	(5)
Minesite sustaining capital expenditures	(54)	(63)	(165)	(167)
All-in sustaining costs total	$(67)	$(75)	$(199)	$(209)
Project exploration and evaluation and project costs	(3)	(3)	(9)	(8)
Project capital expenditures	(3)	(4)	(3)	(30)
All-in costs total	$(6)	$(7)	$(12)	$(38)

10	Ounces sold - equity basis

Figures remove the impact of Pierina as the mine is currently going through closure.

11	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $38 million and $119 million, respectively, for the three and nine month periods ended September 30, 2017 (2016: $17 million and $52 million, respectively), as the mine is currently going through closure. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces.

12	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

13	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($millions)	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
By-product credits	$32	$59	$105	$143
Non-controlling interest	(7)	(14)	(24)	(40)
By-product credits (net of non-controlling interest)	$25	$45	$81	$103

BARRICK THIRD QUARTER 2017	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating site

($ millions, except per ounce information in dollars)	For the three months ended September 30, 2017
	Footnote	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales applicable to gold production		$425	$165	$58	$106	$49	$107	$46	$13	$58	$81
Depreciation		(179)	(38)	(17)	(48)	(9)	(23)	(6)	(1)	(9)	(16)
By-product credits	1	—	(21)	(5)	(1)	—	(1)	—	—	(1)	—
Non-recurring items	2	—	—	—	—	—	—	—	—	—	—
Other	3	—	—	—	—	—	—	—	—	—	—
Non-controlling interests		—	(43)	—	—	—	(30)	—	—	—	—
Cash costs		$246	$63	$36	$57	$40	$53	$40	$12	$48	$65
General & administrative costs		—	—	—	—	—	7	—	—	—	—
Minesite exploration and evaluation costs	4	5	—	2	—	—	—	—	—	—	3
Minesite sustaining capital expenditures	5	78	35	5	21	11	29	15	—	14	4
Rehabilitation - accretion and amortization (operating sites)	6	5	3	2	1	1	1	1	1	—	1
Non-controlling interests		(1)	(16)	—	—	—	(13)	—	—	—	—
All-in sustaining costs		$333	$85	$45	$79	$52	$77	$56	$13	$62	$73
Project exploration and evaluation and project costs	4	1	—	—	—	—	—	—	—	—	—
Project capital expenditures	5	36	—	3	—	—	7	1	—	—	—
Non-controlling interests		—	—	—	—	—	(3)	—	—	—	—
All-in costs		$370	$85	$48	$79	$52	$81	$57	$13	$62	$73
Ounces sold - equity basis (000s ounces)		556	142	93	90	66	85	36	10	56	92
Cost of sales per ounce	7,8	$762	$717	$612	$1,187	$755	$808	$1,297	$1,258	$1,023	$876
Cash costs per ounce	8	$441	$442	$390	$637	$617	$616	$1,130	$1,157	$853	$701
Cash costs per ounce (on a co-product basis)	8,9	$442	$544	$437	$658	$617	$622	$1,135	$1,167	$863	$706
All-in sustaining costs per ounce	8	$597	$604	$470	$890	$793	$939	$1,570	$1,217	$1,104	$784
All-in sustaining costs per ounce (on a co-product basis)	8,9	$598	$706	$517	$911	$793	$945	$1,575	$1,227	$1,114	$789
All-in costs per ounce	8	$665	$604	$501	$890	$793	$992	$1,606	$1,240	$1,104	$784
All-in costs per ounce (on a co-product basis)	8,9	$666	$706	$548	$911	$793	$998	$1,611	$1,250	$1,114	$789

BARRICK THIRD QUARTER 2017	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)	For the three months ended September 30, 2016
	Footnote	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales applicable to gold production		$469	$160	$71	$86	$45	$175	$50	$13	$49	$69
Depreciation		(196)	(46)	(22)	(24)	(8)	(43)	(7)	(1)	(8)	(14)
By-product credits	1	—	(36)	(4)	(6)	—	(9)	—	—	(1)	(1)
Non-recurring items	2	—	34	—	—	—	—	—	—	—	—
Other	3	—	—	—	—	—	2			—
Non-controlling interests		—	(47)	—	—	—	(45)	—	—	—	—
Cash costs		$273	$65	$45	$56	$37	$80	$43	$12	$40	$54
General & administrative costs		—	—	—	—	—	26	—	—	—	—
Minesite exploration and evaluation costs	4	—	—	1	—	—	—	—	—	—	1
Minesite sustaining capital expenditures	5	62	22	10	5	9	53	8	—	11	8
Rehabilitation - accretion and amortization (operating sites)	6	8	3	2	1	1	1	—	—	(1)	1
Non-controlling interests		—	(10)	—	—	—	(28)	—	—	—	—
All-in sustaining costs		$343	$80	$58	$62	$47	$132	$51	$12	$50	$64
Project exploration and evaluation and project costs	4	7	—	—	—	—	—	—	—	—	—
Project capital expenditures	5	26	—	4	—	—	—	—	—	—	—
Non-controlling interests		(4)	—	—	—	—	—	—	—	—	—
All-in costs		$372	$80	$62	$62	$47	$132	$51	$12	$50	$64
Ounces sold - equity basis (000s ounces)		560	190	109	95	80	132	61	9	59	92
Cost of sales per ounce	7,8	$838	$514	$658	$912	$558	$840	$825	$1,464	$831	$736
Cash costs per ounce	8	$486	$345	$410	$586	$460	$598	$706	$1,364	$682	$591
Cash costs per ounce (on a co-product basis)	8,9	$487	$481	$449	$660	$460	$632	$711	$1,375	$692	$584
All-in sustaining costs per ounce	8	$611	$425	$530	$651	$583	$998	$845	$1,476	$856	$704
All-in sustaining costs per ounce (on a co-product basis)	8,9	$612	$561	$569	$725	$583	$1,032	$850	$1,487	$866	$697
All-in costs per ounce	8	$664	$425	$564	$651	$583	$1,000	$845	$1,476	$856	$704
All-in costs per ounce (on a co-product basis)	8,9	$665	$561	$603	$725	$583	$1,034	$850	$1,487	$866	$697

BARRICK THIRD QUARTER 2017	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)							For the nine months ended September 30, 2017
	Footnote	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales applicable to gold production		$1,441	$489	$170	$302	$104	$355	$140	$41	$170	$213
Depreciation		(638)	(122)	(50)	(86)	(18)	(82)	(19)	(3)	(27)	(42)
By-product credits	1	(2)	(58)	(12)	(12)	—	(7)	(1)	—	(2)	(2)
Non-recurring items	2	—	—	—	—	—	—	—	—	—	—
Other	3	—	—	—	—	—	—	—	—	—	—
Non-controlling interests		—	(122)	—	—	—	(96)	—	—	—	—
Cash costs		$801	$187	$108	$204	$86	$170	$120	$38	$141	$169
General & administrative costs		—	—	—	—	—	12	—	—	—	—
Minesite exploration and evaluation costs	4	12	—	4	3	—	—	—	—	—	6
Minesite sustaining capital expenditures	5	266	84	12	134	24	119	34	—	39	12
Rehabilitation - accretion and amortization (operating sites)	6	21	10	6	2	1	5	4	2	(1)	3
Non-controlling interests		(3)	(38)	—	—	—	(49)	—	—	—	—
All-in sustaining costs		$1,097	$243	$130	$343	$111	$257	$158	$40	$179	$190
Project exploration and evaluation and project costs	4	4	—	—	—	—	—	—	—	—	—
Project capital expenditures	5	161	—	5	—	—	8	5	1	—	—
Non-controlling interests		—	—	—	—	—	(3)	—	—	—	—
All-in costs		$1,262	$243	$135	$343	$111	$262	$163	$41	$179	$190
Ounces sold - equity basis (000s ounces)		1,818	455	283	344	141	284	132	30	173	269
Cost of sales per ounce	7,8	$791	$661	$601	$878	$740	$796	$1,061	$1,380	$982	$791
Cash costs per ounce	8	$440	$412	$382	$595	$612	$588	$915	$1,284	$816	$630
Cash costs per ounce (on a co-product basis)	8,9	$441	$490	$425	$632	$612	$601	$920	$1,290	$826	$636
All-in sustaining costs per ounce	8	$603	$536	$457	$1,000	$788	$907	$1,202	$1,355	$1,038	$705
All-in sustaining costs per ounce (on a co-product basis)	8,9	$604	$614	$500	$1,037	$788	$920	$1,207	$1,361	$1,048	$711
All-in costs per ounce	8	$694	$536	$474	$1,000	$788	$925	$1,236	$1,382	$1,038	$705
All-in costs per ounce (on a co-product basis)	8,9	$695	$614	$517	$1,037	$788	$938	$1,241	$1,388	$1,048	$711

BARRICK THIRD QUARTER 2017	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)							For the nine months ended September 30, 2016
	Footnote	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales applicable to gold production		$1,392	$500	$216	$291	$114	$524	$135	$37	$149	$213
Depreciation		(583)	(126)	(77)	(76)	(19)	(122)	(19)	(3)	(25)	(41)
By-product credits	1	(1)	(73)	(13)	(20)	—	(29)	(1)	—	(2)	(2)
Non-recurring items	2	—	34	—	(10)	—	—	—	—	—	—
Other	3	—	4	—	—	—	7				5
Non-controlling interests		—	(131)	—	—	—	(136)	—	—	—	—
Cash costs		$808	$208	$126	$185	$95	$244	$115	$34	$122	$175
General & administrative costs		—	—	—	—	—	56	—	—	—	—
Minesite exploration and evaluation costs	4	2	—	2	—	—	2	—	—	—	3
Minesite sustaining capital expenditures	5	143	69	48	46	23	134	23	1	30	15
Rehabilitation - accretion and amortization (operating sites)	6	17	8	6	3	1	4	1	2	(2)	3
Non-controlling interests		—	(31)	—	—	—	(67)	—	—	—	—
All-in sustaining costs		$970	$254	$182	$234	$119	$373	$139	$37	$150	$196
Project exploration and evaluation and project costs	4	13	—	—	—	—	—	—	—	—	—
Project capital expenditures	5	107	—	4	—	—	1	—	—	—	—
Non-controlling interests		(30)	—	—	—	—	—	—	—	—	—
All-in costs		$1,060	$254	$186	$234	$119	$374	$139	$37	$150	$196
Ounces sold - equity basis (000s ounces)		1,580	502	327	338	188	388	163	23	184	281
Cost of sales per ounce	7,8	$881	$609	$662	$860	$605	$861	$826	$1,649	$812	$758
Cash costs per ounce	8	$511	$416	$385	$547	$504	$626	$704	$1,494	$664	$623
Cash costs per ounce (on a co-product basis)	8,9	$512	$507	$425	$608	$504	$663	$709	$1,506	$672	$631
All-in sustaining costs per ounce	8	$613	$509	$557	$693	$631	$961	$847	$1,630	$817	$698
All-in sustaining costs per ounce (on a co-product basis)	8,9	$614	$600	$597	$754	$631	$998	$852	$1,642	$825	$706
All-in costs per ounce	8	$670	$509	$568	$693	$631	$963	$847	$1,630	$817	$698
All-in costs per ounce (on a co-product basis)	8,9	$671	$600	$608	$754	$631	$1,000	$852	$1,642	$825	$706

1	By-product credits
Revenues include the sale of by-products for our gold mines and energy sales from the Monte Rio power plant at our Pueblo Viejo Mine for the three and nine months ended September 30, 2017, of $nil and $nil, respectively, (2016: $9 million and $33 million, respectively) up until its disposition on August 18, 2016.

2	Non-recurring items
Non-recurring items in 2016 consist of $34 million in a reduction in cost of sales attributed to insurance proceeds recorded in the third quarter of 2016 related to the 2015 oxygen plant motor failure at Pueblo Viejo and $10 million in abnormal costs at Veladero. These costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

3	Other
Other adjustments for the three and nine months ended September 30, 2017 include adding the net margins related to power sales at Pueblo Viejo of $nil and $nil, respectively, (2016: $1 million and $5 million, respectively) and adding the cost of treatment and refining charges of $nil and $nil, respectively (2016: $2 million and $7 million, respectively).

4	Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 30 of this MD&A.

5	Capital expenditures
Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are stripping at Cortez Crossroads, underground development at Cortez Hills Lower Zone and the range front declines, Lagunas Norte Refractory Ore Project and Goldrush. Refer to page 29 of this MD&A.

BARRICK THIRD QUARTER 2017	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

6	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

7	Cost of sales per ounce

Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces.

8	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

9	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)						For the three months ended September 30, 2017
	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
By-product credits	$—	$21	$5	$1	—	$1	$—	$—	$1	$—
Non-controlling interest	—	(7)	—	—	—	—	—	—	—	—
By-product credits (net of non-controlling interest)	$—	$14	$5	$1	—	$1	$—	$—	$1	$—
						For the three months ended September 30, 2016
	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
By-product credits	$—	$36	$4	$6	—	$9	$—	$—	$1	$1
Non-controlling interest	—	(11)	—	—	—	(3)	—	—	—	—
By-product credits (net of non-controlling interest)	$—	$25	$4	$6	$—	$6	$—	$—	$1	$1
						For the nine months ended September 30, 2017
	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
By-product credits	$2	$58	$12	$12	—	$7	$1	$—	$2	$2
Non-controlling interest	—	(22)	—	—	—	(2)	—	—	—	—
By-product credits (net of non-controlling interest)	$2	$36	$12	$12	—	$5	$1	$—	$2	$2
						For the nine months ended September 30, 2016
	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
By-product credits	$1	$73	$13	$20	—	$29	$1	$—	$2	$2
Non-controlling interest	—	(29)	—	—	—	(11)	—	—	—	—
By-product credits (net of non-controlling interest)	$1	$44	$13	$20	—	$18	$1	$—	$2	$2

BARRICK THIRD QUARTER 2017	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
Cost of sales	$108	$66	$292	$235
Depreciation/amortization	(26)	(10)	(59)	(30)
Treatment and refinement charges	44	40	116	124
Cash cost of sales applicable to equity method investments	53	64	170	150
Less: royalties	(12)	(7)	(27)	(32)
By-product credits	(1)	—	(4)	—
C1 cash cost of sales	$166	$153	$488	$447
General & administrative costs	3	—	9	11
Rehabilitation - accretion and amortization	4	1	9	5
Royalties	12	7	27	32
Minesite exploration and evaluation costs	4	—	5	—
Minesite sustaining capital expenditures	50	44	137	121
All-in sustaining costs	$239	$205	$675	$616
Pounds sold - consolidated basis (millions pounds)	107	102	298	298
Cost of sales per pound[1,2]	$1.67	$1.43	$1.72	$1.41
C1 cash cost per pound[1]	$1.56	$1.50	$1.64	$1.50
All-in sustaining costs per pound[1]	$2.24	$2.02	$2.27	$2.08
[1]	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
[2]	Cost of sales applicable to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

BARRICK THIRD QUARTER 2017	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating site

($ millions, except per pound information in dollars)	For the three months ended September 30
	2017			2016
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	$56	$108	$14	$58	$66	$22
Depreciation/amortization	(13)	(26)	(3)	(12)	(10)	(3)
Treatment and refinement charges	—	40	3	(1)	36	4
Less: royalties	—	(11)	—	—	(7)	—
By-product credits	—	—	(1)	—	—	—
C1 cash cost of sales	$43	$111	$13	$45	$85	$23
Rehabilitation - accretion and amortization	—	4	—	—	1	—
Royalties	—	11	—	—	7	—
Minesite exploration and evaluation costs	3	1	—	—	—	—
Minesite sustaining capital expenditures	18	28	5	11	29	5
All-in sustaining costs	$64	$155	$18	$56	$122	$28
Pounds sold - consolidated basis (millions pounds)	28	70	9	27	64	11
Cost of sales per pound[1,2]	$2.04	$1.54	$1.62	$2.15	$1.03	$2.03
C1 cash cost per pound[1]	$1.57	$1.57	$1.45	$1.72	$1.32	$2.06
All-in sustaining costs per pound[1]	$2.30	$2.20	$1.98	$2.12	$1.92	$2.49

($ millions, except per pound information in dollars)	For the nine months ended September 30
	2017			2016
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	$170	$292	$52	$162	$235	$22
Depreciation/amortization	(39)	(59)	(12)	(31)	(30)	(3)
Treatment and refinement charges	—	107	10	—	120	4
Less: royalties	—	(27)	—	—	(32)	—
By-product credits	—	—	(5)	—	—	—
C1 cash cost of sales	$131	$313	$45	$131	$293	$23
Rehabilitation - accretion and amortization	—	9	—	—	4	—
Royalties	—	27	—	—	32	—
Minesite exploration and evaluation costs	3	2	—	—	—	—
Minesite sustaining capital expenditures	37	80	20	40	69	11
All-in sustaining costs	$171	$431	$65	$171	$398	$34
Pounds sold - consolidated basis (millions pounds)	81	188	29	83	204	11
Cost of sales per pound[1,2]	$2.09	$1.56	$1.81	$1.95	$1.15	$2.03
C1 cash cost per pound[1]	$1.61	$1.67	$1.57	$1.58	$1.43	$2.06
All-in sustaining costs per pound[1]	$2.12	$2.30	$2.26	$2.07	$1.94	$3.12
[1]	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
[2]	Cost of sales applicable to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

BARRICK THIRD QUARTER 2017	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

●	Income tax expense;
●	Finance costs;
●	Finance income; and
●	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of “impairment charges” and, as of our second quarter 2017 MD&A, “acquisition/disposition gains/losses”. These charges are not reflective of our ability to generate liquidity by producing operating cash flow, and therefore this adjustment will result in a more meaningful valuation measure for investors and analysts to evaluate our performance in the period and assess our future ability to generate liquidity.

Starting in the second quarter 2017 MD&A, we began including additional adjusting items in the Adjusted

EBITDA reconciliation to provide a greater level of consistency with the adjusting items included in our Adjusted Net Earnings reconciliation. These new items include: acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and unrealized gains on non-hedge derivative instruments. These amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. The prior periods have been restated to reflect the change in presentation. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented.

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
Net earnings (loss)	$(43)	$245	$1,983	$349
Income tax expense	314	335	1,180	694
Finance costs, net[1]	223	178	509	525
Depreciation	390	389	1,213	1,156
EBITDA	$884	$1,147	$4,885	$2,724
Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[2]	2	49	(1,128)	54
Acquisition/disposition (gains)/losses[3]	(5)	37	(882)	35
Foreign currency translation (gains)/losses	25	19	60	181
Other expense adjustments	2	(29)	3	5
Unrealized gains on non-hedge derivative instruments	(9)	(12)	(6)	(23)
Adjusted EBITDA	$899	$1,211	$2,932	$2,976
[1]	Finance costs exclude accretion.
[2]	Net impairment reversals for the nine month period ended September 30, 2017 primarily relate to impairment reversals at the Cerro Casale project upon reclassification of the project’s net assets as held-for-sale as at March 31, 2017.
[3]	Disposition gains for the three and nine month periods ended September 30, 2017 primarily relates to the sale of a 50% interest in the Veladero mine and the gain related to the sale of a 25% interest in the Cerro Casale project.

BARRICK THIRD QUARTER 2017	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Segment Income to Segment EBITDA

($ millions)	For the three months ended September 30, 2017
	Barrick Nevada	Pueblo Viejo (60%)	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Segment Income	$268	$98	$66	$9	$34	$30
Depreciation	179	24	17	48	9	23
Segment EBITDA	$447	$122	$83	$57	$43	$53
	For the three months ended September 30, 2016
	Barrick Nevada	Pueblo Viejo (60%)	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Segment Income	$269	$170	$75	$48	$62	$109
Depreciation	196	29	22	24	8	43
Segment EBITDA	$465	$199	$97	$72	$70	$152
	For the nine months ended September 30, 2017
	Barrick Nevada	Pueblo Viejo (60%)	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Segment Income	$794	$307	$186	$134	$71	$159
Depreciation	638	77	50	86	18	82
Segment EBITDA	$1,432	$384	$236	$220	$89	$241
	For the nine months ended September 30, 2016
	Barrick Nevada	Pueblo Viejo (60%)	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Segment Income	$575	$370	$199	$155	$123	$240
Depreciation	583	79	77	76	19	122
Segment EBITDA	$1,158	$449	$276	$231	$142	$362

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

●	Unrealized gains and losses on non-hedge derivative contracts;
●	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
●	Sales attributable to ore purchase arrangements;
●	Treatment and refining charges; and
●	Export duties.

This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate

BARRICK THIRD QUARTER 2017	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

reflection of our past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

	For the three months ended September 30				For the nine months ended September 30
($ millions, except per ounce/pound information in dollars)	Gold		Copper		Gold		Copper
	2017	2016	2017	2016	2017	2016	2017	2016
Sales	$1,784	$2,134	$177	$104	$5,614	$5,774	$427	$322
Sales applicable to non-controlling interests	(185)	(260)	—	—	(582)	(699)	—	—
Sales applicable to equity method investments[1,2]	—	—	104	78	—	—	293	199
Realized non-hedge gold/copper derivative (losses) gains	—	(1)	—	—	—	(1)	—	—
Sales applicable to Pierina[3]	(36)	(28)	—	—	(120)	(71)	—	—
Treatment and refinement charges	—	3	44	40	1	12	116	124
Export duties	—	—	—	—	—	2	—	—
Revenues – as adjusted	$1,563	$1,848	$325	$222	$4,913	$5,017	$836	$645
Ounces/pounds sold (000s ounces/millions pounds)[3]	1,227	1,386	107	102	3,930	3,984	298	298
Realized gold/copper price per ounce/pound[4]	$1,274	$1,333	$3.05	$2.18	$1,250	$1,259	$2.81	$2.17
[1]	Represents sales of $82 million and $224 million, respectively, for the three and nine months ended September 30, 2017 (2016: $58 million and $180 million, respectively) applicable to our 50% equity method investment in Zaldívar and $27 million and $80 million, respectively, (2016: $24 million and $24 million, respectively) applicable to our 50% equity method investment in Jabal Sayid.
[2]	Figures exclude Pierina from the calculation of realized price per ounce as the mine is currently going through closure.
[3]	Sales applicable to equity method investment are net of treatment and refinement charges.
[4]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK THIRD QUARTER 2017	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Steven Haggarty, P. Eng., Senior Director, Metallurgy of Barrick who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

ENDNOTES

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 49 to 63 of this MD&A.

[2]	Amount excludes capital leases and includes Acacia (100% basis).

[3]	Includes $105 million of cash, primarily held at Acacia, which may not be readily deployed.

[4]

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

BARRICK THIRD QUARTER 2017	64	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Revenue (notes 5 and 6)	$1,993	$2,297	$6,146	$6,239
Costs and expenses (income)
Cost of sales (notes 5 and 7)	1,270	1,291	3,889	3,951
General and administrative expenses	69	71	186	217
Exploration, evaluation and project expenses	100	44	256	155
Impairment (reversals) charges (note 9B and 13)	2	49	(1,128)	54
Loss on currency translation (note 9C)	25	19	60	181
Closed mine rehabilitation	14	16	19	46
(Income) loss from equity investees (note 12)	(25)	3	(50)	(5)
Gain on non-hedge derivatives	(8)	(4)	(10)	(7)
Other expense (income) (note 9A)	37	39	(800)	42
Income before finance costs and income taxes	$509	$769	$3,724	$1,605
Finance costs, net	(238)	(189)	(561)	(562)
Income before income taxes	$271	$580	$3,163	$1,043
Income tax expense (note 10)	(314)	(335)	(1,180)	(694)
Net income (loss)	($43)	$245	$1,983	$349
Attributable to:
Equity holders of Barrick Gold Corporation	($11)	$175	$1,752	$230
Non-controlling interests (note 17)	($32)	$70	$231	$119

Earnings per share attributable to the equity holders of Barrick Gold Corporation (note 8)
Net income (loss)
Basic	($0.01)	$0.15	$1.50	$0.20
Diluted	($0.01)	$0.15	$1.50	$0.20

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2017	65	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Net income (loss)	($43)	$245	$1,983	$349
Other comprehensive income (loss), net of taxes
Movement in equity investments fair value reserve:
Net unrealized change on equity investments, net of tax $nil, $nil, $nil and $nil	5	5	9	16
Items that may be reclassified subsequently to profit or loss:
Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax ($1), $1, $2 and ($6)	8	(4)	(12)	8
Realized losses on derivatives designated as cash flow hedges, net of tax ($4), ($2), ($6) and ($6)	4	15	12	51
Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	(3)	6	12	99
Total other comprehensive income	14	22	21	174
Total comprehensive income (loss)	($29)	$267	$2,004	$523
Attributable to:
Equity holders of Barrick Gold Corporation	$3	$197	$1,773	$404
Non-controlling interests	($32)	$70	$231	$119

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2017	66	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
OPERATING ACTIVITIES
Net income	($43)	$245	$1,983	$349
Adjustments for the following items:
Depreciation	390	389	1,213	1,156
Finance costs	243	192	574	572
Impairment (reversals) charges (note 13)	2	49	(1,128)	54
Income tax expense (note 10)	314	335	1,180	694
(Gain) loss on sale of long-lived assets	(5)	37	(882)	35
Currency translation losses	25	19	60	181
Change in working capital (note 11)	(96)	(105)	(474)	(362)
Other operating activities (note 11)	(144)	(109)	(249)	(135)
Operating cash flows before interest and income taxes	686	1,052	2,277	2,544
Interest paid	(47)	(45)	(270)	(313)
Income taxes paid	(107)	(56)	(532)	(302)
Net cash provided by operating activities	532	951	1,475	1,929
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(307)	(277)	(1,046)	(800)
Sales proceeds	1	86	13	96
Divestitures (note 4)	—	—	960	588
Funding of equity method investments	—	(2)	(8)	(8)
Net cash used in investing activities	(306)	(193)	(81)	(124)
FINANCING ACTIVITIES
Debt
Proceeds	—	—	—	3
Repayments	(1,023)	(465)	(1,508)	(1,445)
Dividends	(31)	(21)	(94)	(64)
Funding from non-controlling interests	3	28	11	55
Disbursements to non-controlling interests	—	(64)	(67)	(95)
Debt extinguishment costs	(76)	(30)	(102)	(70)
Net cash used in financing activities	(1,127)	(552)	(1,760)	(1,616)
Effect of exchange rate changes on cash and equivalents	—	1	2	4
Net increase (decrease) in cash and equivalents	(901)	207	(364)	193
Cash and equivalents at the beginning of period	2,926	2,441	2,389	2,455
Cash and equivalents at the end of period	$2,025	$2,648	$2,025	$2,648

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2017	67	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at September 30,	As at December 31,
	2017	2016
ASSETS
Current assets
Cash and equivalents (note 14A)	$2,025	$2,389
Accounts receivable	224	249
Inventories	2,038	1,930
Other current assets	455	306
Total current assets	$4,742	$4,874
Non-current assets
Equity in investees (note 12)	1,243	1,185
Property, plant and equipment	13,961	14,103
Goodwill	1,286	1,371
Intangible assets	270	272
Deferred income tax assets	863	977
Non-current portion of inventory	1,563	1,536
Other assets	1,144	946
Total assets	$25,072	$25,264
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$1,118	$1,084
Debt (note 14B)	63	143
Current income tax liabilities	266	283
Other current liabilities	291	309
Total current liabilities	$1,738	$1,819
Non-current liabilities
Debt (note 14B)	6,384	7,788
Provisions	2,409	2,363
Deferred income tax liabilities	1,447	1,520
Other liabilities	1,472	1,461
Total liabilities	$13,450	$14,951
Equity
Capital stock (note 16)	$20,889	$20,877
Deficit	(11,428)	(13,074)
Accumulated other comprehensive loss	(168)	(189)
Other	321	321
Total equity attributable to Barrick Gold Corporation shareholders	$9,614	$7,935
Non-controlling interests (note 17)	2,008	2,378
Total equity	$11,622	$10,313
Contingencies and commitments (notes 5 and 18)
Total liabilities and equity	$25,072	$25,264

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2017	68	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Equity

Barrick Gold Corporation	Attributable to equity holders of the company
(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained deficit	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity
At January 1, 2017	1,165,574	$20,877	($13,074)	($189)	$321	$7,935	$2,378	$10,313
Net income	—	—	1,752	—	—	1,752	231	1,983
Total other comprehensive income	—	—	—	21	—	21	—	21
Total comprehensive income	—	—	1,752	21	—	1,773	231	2,004
Transactions with owners
Dividends	—	—	(94)	—	—	(94)	—	(94)
Decrease in non- controlling interest (note 4B)	—	—	—	—	—	—	(493)	(493)
Funding from non- controlling interests	—	—	—	—	—	—	11	11
Other decrease in non- controlling interest	—	—	—	—	—	—	(119)	(119)
Dividend reinvestment plan (note 16)	689	12	(12)	—	—	—	—	—
Total transactions with owners	689	12	(106)	—	—	(94)	(601)	(695)
At September 30, 2017	1,166,263	$20,889	($11,428)	($168)	$321	$9,614	$2,008	$11,622

At January 1, 2016	1,165,081	$20,869	($13,642)	($370)	$321	$7,178	$2,277	$9,455
Net income	—	—	230	—	—	230	119	349
Total other comprehensive income	—	—	—	174	—	174	—	174
Total comprehensive income	—	—	230	174	—	404	119	523
Transactions with owners
Dividends	—	—	(64)	—	—	(64)	—	(64)
Funding from non-controlling interests	—	—	—	—	—	—	55	55
Other decrease in non-controlling interests	—	—	—	—	—	—	(127)	(127)
Dividend reinvestment plan	350	6	(6)	—	—	—	—	—
Total transactions with owners	350	6	(70)	—	—	(64)	(72)	(136)
At September 30, 2016	1,165,431	$20,875	($13,482)	($196)	$321	$7,518	$2,324	$9,842

[1]	Includes cumulative translation losses at September 30, 2017: $70 million (September 30, 2016: $78 million).
[2]

Includes additional paid-in capital as at September 30, 2017: $283 million (December 31, 2016: $283 million; September 30, 2016: $283 million) and convertible borrowings - equity component as at September 30, 2017: $38 million (December 31, 2016: $38 million; September 30, 2016: $38 million).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2017	69	FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (Ontario). The Company’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. Our producing gold mines are located in Canada, the United States, Peru and the Dominican Republic and our producing copper mine is in Zambia. Following the sale of 50% of our Veladero gold mine located in Argentina (noted in note 4A), we hold a 50% interest. We hold a 50% interest in KCGM, a gold mine located in Australia and hold a 50% equity interest in Barrick Niugini Limited (“BNL”), which owns a 95% interest in Porgera, a gold mine located in Papua New Guinea. We also hold a 63.9% equity interest in Acacia Mining plc (“Acacia”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. We have a 50% interest in Zaldívar, a copper mine located in Chile and a 50% interest in Jabal Sayid, a copper mine located in Saudi Arabia. We also have various gold projects located in South America and North America. We sell our gold and copper production into the world market.

2 > SIGNIFICANT ACCOUNTING POLICIES

A) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 of the consolidated financial statements for the year ended December 31, 2016, and have been consistently applied in the preparation of these interim financial statements. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on October 25, 2017.

B) New Accounting Standards Issued But Not Yet Effective

IFRS 15 Revenue

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. In September 2015, the IASB deferred the effective date of the standard to annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. We will not be early adopting IFRS 15. In 2017 we have advanced our assessment of the impact on our consolidated financial statements. Our current assessment is as follows:

•	Bullion (gold and silver) sales – we do not expect these sales to be affected by IFRS 15
•

Concentrate (gold and copper) and cathode (copper) sales – we do not expect the recognition of these sales to be significantly affected by IFRS 15, but anticipate requiring separate presentation of the provisional pricing adjustments within our revenue note disclosure

•	We expect to use the modified retrospective approach of adoption

The application of IFRS 15 may further result in the identification of separate performance obligations in relation to shipping of concentrate sales which would affect the timing of revenue recognition going forward. We are also evaluating the impact of IFRS 15 on our recognition of streaming revenue. We will finalize our assessment and implementation of the new revenue recognition policy and any related impact on our internal controls in the remainder of 2017 and will provide further updates in our year-end financial statements.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided the new revenue standard, IFRS 15 Revenue from Contracts with Customers, has been applied or is applied at the same date as IFRS 16. We are currently assessing the impact on our consolidated financial statements along with timing of our adoption of IFRS 16. We expect that IFRS 16 will result in an increase in assets and liabilities as fewer leases will be expensed as payments are made. We expect an increase in depreciation and accretion expenses and also an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in our cash flow statement. At this time we have not fully assessed the impact of adopting IFRS 16 but we plan to develop a full implementation plan in the remainder of 2017 and will provide updates to our assessment in our year-end financial statements.

BARRICK THIRD QUARTER 2017	70	FINANCIAL STATEMENTS (UNAUDITED)

3 > SIGNIFICANT JUDGMENTS, ESTIMATES, ASSUMPTIONS AND RISKS

The judgments, estimates, assumptions and risks discussed here reflect updates from the most recently filed Annual Consolidated Financial Statements for the year ended December 31, 2016. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 28 of the 2016 Annual Consolidated Financial Statements.

A)    Provision for Environmental Rehabilitation (“PER”)

Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate and foreign exchange rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. We recorded an increase of $23 million (2016: $40 million increase) to the PER at our minesites for the three months ended September 30, 2017 and an increase of $16 million (2016: $230 million increase) for the nine months ended September 30, 2017.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions and are accounted for prospectively. In the fourth quarter of each year, our life of mine plans are updated and that typically results in an update to the rehabilitation provision.

B)    Pascua-Lama

The Pascua-Lama project received $463 million as at September 30, 2017 ($429 million as at December 31, 2016) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement this amount plus interest of $287 million (December 31, 2016: $236 million) must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026. We have recorded $234 million in VAT recoverable in Argentina as of September 30, 2017 ($255 million, December 31, 2016) relating to the development of the Argentine side of the project. These amounts may not be recoverable if the project does not enter into production and are subject to devaluation risk as the amounts are recoverable in Argentinean pesos.

C)    Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to note 18 for further details on contingencies.

4 > DIVESTITURES

	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
Cash proceeds on divestiture:
Veladero	$—	$—	$960	$—
Bald Mountain	—	—	—	423
Round Mountain	—	—	—	165
	$—	$—	$960	$588

A)    Sale of 50% of Veladero

On April 6, 2017, we announced a strategic cooperation agreement with Shandong Gold Group Co., Ltd. (“Shandong”) where Shandong agreed to acquire 50 percent of Barrick’s Veladero mine in Argentina for $960 million. The transaction closed on June 30, 2017 and in the second quarter we recognized a total gain of $689 million, partially on the sale of 50 percent to Shandong and partially upon remeasurement of our remaining interest in Veladero. We have accounted for our remaining 50 percent interest as a joint operation and consolidated our proportionate share of the assets and liabilities. We have recognized our share of the revenue and expenses of Veladero starting July 1, 2017. The transaction remains subject to net working capital adjustments.

In accordance with the acquisition method of accounting, the acquisition cost has been allocated on a preliminary basis to the underlying assets acquired and liabilities assumed. In the third quarter of 2017, we progressed the preliminary purchase price allocation and allocated fair values to inventory, PP&E and mining interest. We recognized a deferred tax liability for the difference between the preliminary fair values and the tax base of those assets and now have an updated goodwill balance of $110 million, which is not deductible for tax purposes. This allocation is preliminary as we have not had sufficient time to complete the valuation process, including the net working capital adjustment. In the final purchase price allocation, which we now expect to complete in the fourth quarter, there may be reallocations between the individual assets and liabilities.

B)    Sale of 25% of Cerro Casale

On March 28, 2017, we announced an agreement with Goldcorp Inc. (“Goldcorp”) to form a new partnership at the Cerro Casale Project in Chile. The transaction closed on June 9, 2017. Under the terms of the agreement, Goldcorp agreed to purchase a 25 percent interest in

BARRICK THIRD QUARTER 2017	71	FINANCIAL STATEMENTS (UNAUDITED)

Cerro Casale from Barrick. This transaction, coupled with the concurrent purchase by Goldcorp of Kinross Gold Corporation’s (“Kinross”) 25 percent interest in Cerro Casale, resulted in Barrick and Goldcorp each holding a 50 percent interest in the joint operation.

The total consideration received by Barrick and Kinross implies a fair value of $1.2 billion for 100% of Cerro Casale, which resulted in a reversal of impairment of $1.12 billion in the first quarter of 2017. Refer to note 13 to the Financial Statements for further details of the impairment reversal. We are accounting for our remaining 50 percent interest as a joint operation and consolidate our proportionate share of the assets, liabilities, revenue and expenses of Cerro Casale. We recognized a gain of $193 million due to the deconsolidation of the non-controlling interest in Cerro Casale in the second quarter of 2017.

As consideration for the 25 percent interest acquired from Barrick, Goldcorp will fund Barrick’s first $260 million of expenditures on the project and will spend an equivalent amount on its own behalf for a total project investment commitment of $520 million. Under the agreement, Goldcorp must spend a minimum of $60 million in the two-year period following closing, and then $80 million in each successive two-year period. The outstanding funding commitment will accrue interest at an annual rate of 4.75 percent. In the event that Goldcorp does not spend the minimum amount in any two-year period, 50 percent of any shortfall will be paid directly to Barrick in cash.

In addition, Goldcorp also funded Cerro Casale’s acquisition of a 100 percent interest in the adjacent Quebrada Seca property from Kinross upon closing. Upon a construction decision Goldcorp will pay Barrick $40 million in cash and Barrick will receive a 1.25 percent royalty on 25 percent of the gross revenues derived from metal production from both Cerro Casale and Quebrada Seca. The contingent consideration payable to Barrick has been recorded at their estimated fair value in other long-term assets.

Goldcorp entered into a separate agreement for the acquisition of Exeter Resource Corporation, whose sole asset is the Caspiche Project, located approximately 10 kilometers north of Cerro Casale. The acquisition of 100% of Exeter was completed in the third quarter and Goldcorp contributed the Caspiche Project into the Cerro Casale Joint Venture at a total acquisition cost of approximately $157 million. The acquisition costs incurred by Goldcorp have been deducted from the $520 million total project investment commitment, but will not count towards the minimum expenditures for the initial two-year period. We have recorded a receivable of $181 million, split $15 million as short-term and $166 million as long-term, in other current assets and other long-term assets, respectively.

BARRICK THIRD QUARTER 2017	72	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

5 > SEGMENT INFORMATION

In the first quarter of 2017, we unified the management and the operation of our Cortez and Goldstrike minesites, now referred to as Barrick Nevada. Barrick’s business is now organized into eleven individual minesites, one grouping of two minesites, one publicly traded company and one project. Barrick’s Chief Operating Decision Maker (“CODM”), the President, reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, grouping, Company and/or project level. Therefore, each individual minesite, with the exception of Barrick Nevada, Acacia and the Pascua-Lama project are operating segments for financial reporting purposes. Our updated presentation of our reportable operating segments will now be four individual gold mines (Pueblo Viejo, Lagunas Norte, Veladero and Turquoise Ridge), Barrick Nevada, Acacia and our Pascua-Lama project. The remaining operating segments, our remaining gold and copper mines, have been grouped into an “other” category and will not be reported on individually. The prior periods have been restated to reflect the change in presentation. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statement of Income Information

		Cost of Sales
For the three months ended September 30, 2017	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Barrick Nevada	$706	$246	$179	$7	$6	$268
Pueblo Viejo[2]	329	127	38	—	3	161
Lagunas Norte	124	41	17	1	(1)	66
Veladero	114	58	48	—	(1)	9
Turquoise Ridge	84	40	9	—	1	34
Acacia[2]	170	84	23	—	33	30
Pascua-Lama	—	—	2	42	2	(46)
Other Mines[3]	466	276	69	4	9	108
	$1,993	$872	$385	$54	$52	$630
Consolidated Statement of Income Information
		Cost of Sales
For the three months ended September 30, 2016	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Barrick Nevada	$749	$273	$196	$5	$6	$269
Pueblo Viejo[2]	450	114	46	—	1	289
Lagunas Norte	150	49	22	1	3	75
Veladero	134	62	24	—	—	48
Turquoise Ridge	107	37	8	—	—	62
Acacia[2]	283	132	43	6	(7)	109
Pascua-Lama	—	—	1	10	2	(13)
Other Mines[3]	424	218	44	2	45	115
	$2,297	$885	$384	$24	$50	$954

BARRICK THIRD QUARTER 2017	73	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statement of Income Information

		Cost of Sales
For the nine months ended September 30, 2017	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Barrick Nevada	$2,273	$803	$638	$17	$21	$794
Pueblo Viejo[2]	1,015	367	122	—	10	516
Lagunas Norte	365	120	50	4	5	186
Veladero	439	216	86	3	—	134
Turquoise Ridge	177	86	18	—	2	71
Acacia[2]	561	273	82	—	47	159
Pascua-Lama	—	—	6	86	3	(95)
Other Mines[3]	1,316	787	188	9	26	306
	$6,146	$2,652	$1,190	$119	$114	$2,071

Consolidated Statement of Income Information

		Cost of Sales
For the nine months ended September 30, 2016	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Barrick Nevada	$1,989	$809	$583	$9	$13	$575
Pueblo Viejo[2]	1,130	374	126	—	2	628
Lagunas Norte	425	139	77	3	7	199
Veladero	445	215	76	—	(1)	155
Turquoise Ridge	238	95	19	—	1	123
Acacia[2]	783	402	122	18	1	240
Pascua-Lama	—	—	4	40	(10)	(34)
Other Mines[3]	1,229	696	135	4	52	342
	$6,239	$2,730	$1,142	$74	$65	$2,228

[1]	Includes accretion expense, which is included within finance costs in the consolidated statement of income. For the three months ended September 30, 2017, accretion expense was $12 million (2016: $9 million) and for the nine months ended September 30, 2017, accretion expense was $43 million (2016: $32 million).
[2]	Includes non-controlling interest portion of revenues, cost of sales and segment income for the three months ended September 30, 2017 for Pueblo Viejo $128 million, $64 million, $63 million (2016: $181 million, $61 million, $119 million) and Acacia $62 million, $39 million, $11 million (2016: $102 million, $63 million, $39 million) and for the nine months ended September 30, 2017 for Pueblo Viejo $402 million, $189 million, $209 million (2016: $452 million, $193 million, $258 million) and Acacia $203 million, $128 million, $58 million (2016: $283 million, $188 million, $88 million).
[3]	Includes cost of sales of Pierina for the three months ended September 30, 2017 of $38 million (2016: $17 million) and for the nine months ended September 30, 2017 of $119 million (2016: $52 million).

BARRICK THIRD QUARTER 2017	74	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
Segment income	$630	$954	$2,071	$2,228
Other cost of sales/amortization[1]	(13)	(22)	(47)	(79)
Exploration, evaluation and project expenses not attributable to segments	(46)	(20)	(137)	(81)
General and administrative expenses	(69)	(71)	(186)	(217)
Other income (expense) not attributable to segments	3	2	871	(9)
Impairment reversals (charges) not attributable to segments	(2)	(49)	1,128	(54)
Loss on currency translation	(25)	(19)	(60)	(181)
Closed mine rehabilitation	(14)	(16)	(19)	(46)
Income (loss) from equity investees	25	(3)	50	5
Finance costs, net (includes non-segment accretion)	(226)	(180)	(518)	(530)
Gain on non-hedge derivatives[2]	8	4	10	7
Income before income taxes	$271	$580	$3,163	$1,043

[1]

Includes all realized hedge gains and losses for the three months ended September 30, 2017 of $8 million losses (2016: $15 million losses) and for the nine months ended September 30, 2017 of $22 million losses (2016: $59 million losses).

[2]

Includes unrealized non-hedge gains and losses for the three months ended September 30, 2017 of $9 million gains (2016: $12 million gains) and for the nine months ended September 30, 2017 of $6 million gains (2016: $23 million gains).

Capital Expenditures Information

	Segment capital expenditures[1]
	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
Barrick Nevada	$115	$88	$428	$251
Pueblo Viejo	35	22	84	69
Lagunas Norte	8	14	17	52
Veladero	21	5	134	46
Turquoise Ridge	11	9	24	23
Acacia	36	53	127	135
Pascua-Lama	1	3	4	6
Other Mines	65	64	180	162
Segment total	$292	$258	$998	$744
Other items not allocated to segments	9	13	24	26
Total	$301	$271	$1,022	$770

[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended September 30, 2017, cash expenditures were $307 million (2016: $277 million) and the decrease in accrued expenditures was $6 million (2016: $6 million decrease). For the nine months ended September 30, 2017, cash expenditures were $1,046 million (2016: $800 million) and the decrease in accrued expenditures was $24 million (2016: $30 million decrease).

Purchase Commitments

At September 30, 2017, we had purchase obligations for supplies and consumables of $1,011 million (December 31, 2016: $970 million).

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $115 million at September 30, 2017 (December 31, 2016: $103 million).

BARRICK THIRD QUARTER 2017	75	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

6 > REVENUE

	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
Gold bullion sales
Spot market sales	$1,772	$2,077	$5,543	$5,580
Concentrate sales	12	57	71	194

	$1,784	$2,134	$5,614	$5,774
Copper concentrate sales	177	104	427	322
Other sales[1]	32	59	105	143

Total	$1,993	$2,297	$6,146	$6,239

[1]

Revenues include the sale of by-products for our gold and copper mines for the three months ended September 30, 2017 of $32 million (2016: $50 million) and the nine months ended September 30, 2017 of $105 million (2016: $110 million), and energy sales from the Monte Rio power plant at our Pueblo Viejo Mine for the three months ended September 30, 2016 of $9 million and the nine months ended September 30, 2016 of $33 million.

7 > COST OF SALES

	Gold		Copper	Pascua-Lama/Other[3]			Total
For the three months ended September 30	2017	2016	2017	2016	2017	2016	2017	2016
Direct mining cost[1,2]	$729	$761	$69	$48	$8	$16	$806	$825
Depreciation[1]	357	373	26	10	7	6	390	389
Royalty expense	50	57	12	7	—	—	62	64
Community relations	11	11	1	1	—	1	12	13

	$1,147	$1,202	$108	$66	$15	$23	$1,270	$1,291

	Gold		Copper	Pascua-Lama/Other[3]			Total
For the nine months ended September 30	2017	2016	2017	2016	2017	2016	2017	2016
Direct mining cost[1,2]	$2,241	$2,344	$203	$169	$23	$61	$2,467	$2,574
Depreciation[1]	1,125	1,108	59	30	29	18	1,213	1,156
Royalty expense	150	156	27	32	—	—	177	188
Community relations	28	25	3	4	1	4	32	33

	$3,544	$3,633	$292	$235	$53	$83	$3,889	$3,951

[1]

Direct mining cost includes charges to reduce the cost of inventory to net realizable value as follows: $3 million for the three months ended September 30, 2017 (2016: $4 million) and $9 million for the nine months ended September 30, 2017 (2016: $64 million).

[2]	Direct mining cost includes the costs of extracting by-products.
[3]	Other includes all realized hedge gains and losses and corporate amortization.

8 > EARNINGS PER SHARE

	For the three months ended September 30				For the nine months ended September 30
	2017		2016		2017		2016
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income (loss)	($43)	($43)	$245	$245	$1,983	$1,983	$349	$349
Net loss (income) attributable to non-controlling interests	32	32	(70)	(70)	(231)	(231)	(119)	(119)

Net income (loss) attributable to equity holders of Barrick Gold Corporation	($11)	($11)	$175	$175	$1,752	$1,752	$230	$230

Weighted average shares outstanding (millions)	1,166	1,166	1,165	1,165	1,166	1,166	1,165	1,165

Earnings per share attributable to the equity holders of Barrick Gold Corporation
Net income (loss)	($0.01)	($0.01)	$0.15	$0.15	$1.50	$1.50	$0.20	$0.20

BARRICK THIRD QUARTER 2017	76	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

9 > OTHER EXPENSE

A)    Other Expense (Income)

	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
Other expense:
Bank charges	$5	$5	$16	$16
Bulyanhulu reduced operations program costs[1]	24	—	27	—
Litigation	8	—	18	—
Miscellaneous write offs	—	—	10	—
Other	14	2	25	9

Total other expense	$51	$7	$96	$25
Other income:
Gain on sale of long-lived assets[2]	$(5)	$37	$(882)	$35
Office closure	—	—	—	(4)
Other	(9)	(5)	(14)	(14)

Total other income	$(14)	$32	$(896)	$17

Total	$37	$39	$(800)	$42

[1]	Primarily consists of severance, contractor and inventory writedown costs.
[2]	Primarily represents the 50% sale of Veladero and 25% sale of Cerro Casale. Refer to note 4.

B)    Impairment (Reversals) Charges

	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
Impairment (reversals) of long lived assets	$2	$49	$(1,128)	$54

Total	$2	$49	$(1,128)	$54

C)    Loss on Currency Translation

	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
Released on disposal and reorganization of entities	$—	$—	$11	$91
Other losses	25	19	49	90

Total	$25	$19	$60	$181

10 > INCOME TAX EXPENSE

	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
Current	$319	$285	$667	$678
Deferred	(5)	50	513	16

	$314	$335	$1,180	$694

Income tax expense was $1,180 million for the nine months ended September 30, 2017. The underlying effective tax rate for ordinary income for the nine months ended September 30, 2017 was 45% after adjusting for the impact of net currency translation losses on deferred tax balances, the impact of impairment charges (reversals), the impact of asset sales and non-hedge derivatives, the impact of the proposed framework for Acacia operations, the impact of debt extinguishment losses and the impact of non-deductible foreign exchange losses. The unadjusted tax rate for income for the nine months ended September 30, 2017, was 37% of the income before income taxes.

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentine net deferred tax liabilities. In the nine months ended September 30, 2017 and 2016, tax expense of $6 million and $26 million respectively primarily arose from translation losses on tax balances in Argentina, due to the weakening of the Argentine peso against the U.S. dollar. These translation losses are included within deferred income tax expense/ recovery.

Proposed Framework for Acacia Operations in Tanzania

The terms of the Proposed Framework for Acacia Mining Operations in Tanzania, were announced on October 19, 2017. The Proposed Framework indicates that in support of ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the Government of Tanzania, on terms to be settled by a working group. A tax provision of $128 million had been recorded prior to December 31, 2016 in respect of tax disputes related to Acacia. In the third quarter of 2017, an additional amount of $172 million was recorded as current tax expense. See note 18 for further information with respect to these matters.

BARRICK THIRD QUARTER 2017	77	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

11 > CASH FLOW – OTHER ITEMS

Operating Cash Flows – Other Items	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
Adjustments for non-cash income statement items:
(Gain) Loss on non-hedge derivatives	($8)	($4)	($10)	($7)
Stock-based compensation expense (recovery)	15	(10)	46	53
(Income) loss from investment in equity investees	(25)	3	(50)	(5)
Change in estimate of rehabilitation costs at closed mines	14	16	19	46
Net inventory impairment charges	3	4	9	64
Change in other assets and liabilities	(125)	(104)	(222)	(235)
Settlement of rehabilitation obligations	(18)	(14)	(41)	(51)

Other operating activities	($144)	($109)	($249)	($135)

Cash flow arising from changes in:
Accounts receivable	($35)	($53)	$23	($221)
Inventory	(127)	(67)	(358)	(178)
Other current assets	(18)	12	(112)	73
Accounts payable	50	11	(4)	(55)
Other current liabilities	34	(8)	(23)	19

Change in working capital	($96)	($105)	($474)	($362)

12 > EQUITY ACCOUNTING METHOD INVESTMENT

CONTINUITY

	Kabanga	Jabal Sayid	Zaldívar	GNX	Total
At January 1, 2016	$30	$178	$990	$1	$1,199
Funds invested	1	—	—	8	9
Working capital adjustments	—	—	6	—	6
Income (loss) from equity investees	(1)	2	27	(8)	20
Impairment charges	—	—	(49)	—	(49)

At December 31, 2016	$30	$180	$974	$1	$1,185
Funds invested	1	—	—	7	8
Income (loss) from equity investees	(1)	21	38	(8)	50

At September 30, 2017	$30	$201	$1,012	$—	$1,243

BARRICK THIRD QUARTER 2017	78	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

13 > IMPAIRMENT OF GOODWILL AND OTHER

ASSETS

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable. Refer to note 21 of the 2016 annual consolidated financial statements for further information.

For the nine months ended September 30, 2017, we recorded impairment reversals of $1,128 million (2016: $54 million impairment) for non-current assets, as summarized in the following table:

Summary of impairments (reversals)

	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
Cerro Casale	$—	$—	$(1,120)	$—
Equity Method Investments	—	49	—	49
Pascua-Lama	—	—	(15)	3
Other	2	—	7	2

Total	$2	$49	($1,128)	$54

Indicators of impairment

Acacia

On March 3, 2017, the Tanzanian Government announced a general ban on the export of metallic mineral concentrates, impacting Acacia’s Bulyanhulu and Buzwagi mines. In the first half of 2017, concentrate accounted for 36% of Acacia’s production at the group level, with 64% of Buzwagi production and 46% of Bulyanhulu production, respectively, being concentrate. Subsequently, during the second quarter 2017 two Presidential Committees reported their findings, following investigations, that Acacia and its predecessor companies have historically under-declared the contents of the exports of concentrate, resulting in a significant under-declaration of taxes. Acacia has refuted the findings of these committees, affirming that it has declared everything of commercial value that it has produced since it started operating in Tanzania and has paid all appropriate royalties and taxes on all of the payable minerals that it has produced.

The above has had a negative impact on the operating environment of Acacia and the three mines it operates in Tanzania. These changes, in combination with the ban imposed and proposed legislative changes (refer to note 18) were identified by management as a potential indicator of impairment in the second quarter of 2017.

At the beginning of September 2017, as a result of the ongoing concentrate export ban, Bulyanhulu commenced a program to reduce operational activity and expenditure in order to preserve the viability of the mine over the long-term. This decision was identified by management as a potential indicator of impairment in the third quarter of 2017.

As a result of the impairment assessments performed as at June 30, 2017 and September 30, 2017, no impairment charge was recorded.

The key assumptions and estimates used in determining the fair value less cost to dispose (“FVLCD”) are short and long-term gold prices ($1,200) and discount rate (5%). FVLCD is most sensitive to changes in these key assumptions, therefore a sensitivity analysis was performed based on a decrease in the long-term gold price of $100 per ounce and an increase in the discount rate of 1%. Neither of these reasonably possible changes in key assumptions would result in an impairment.

On October 19, 2017, Barrick announced that it had agreed with the Government of Tanzania on a proposed framework for a new partnership between Acacia and the Government of Tanzania.    Barrick and the Government of the Tanzania also agreed to form a working group that will focus on the resolution of outstanding tax claims against Acacia. Barrick and the Government of Tanzania are also reviewing the conditions for the lifting of the Ban. The proposal is subject to review and approval by Acacia. Refer to note 18 for further details of the proposed framework.

The assumptions applied in the impairment assessments performed in the second and third quarter of 2017 have assumed that negotiations around the current in-country matters are resolved. Should this not be the case, the results of impairment testing may result in the recognition of impairment losses. As at September 30, 2017, the carrying values of Bulyanhulu, North Mara and Buzwagi were $1,213 million, $306 million and $173 million, respectively, on a 100% basis.

Cerro Casale - First Quarter 2017

As noted in note 4, on March 28, 2017, we announced the sale of a 25% interest in the Cerro Casale Project in Chile, which would result in Barrick retaining a 50% interest in the Project and this was deemed to be an indicator of impairment reversal in the first quarter of 2017. As such, in first quarter 2017, we recognized a partial reversal of the non-current asset impairment recorded in the fourth quarter of 2014 in the amount of$1.12 billion. The recoverable amount, based on the fair value less cost to dispose as implied by the transaction price, was $1.2 billion.

BARRICK THIRD QUARTER 2017	79	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

14 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second party to deliver/receive cash or another financial instrument.

A) Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market funds with original maturities of less than 90 days. Cash and equivalents also include $359 million cash that is held in subsidiaries that have regulatory regulations or contractual restrictions, or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

B) Debt1

	As at September 30, 2017	As at December 31, 2016
4.4%/5.7% notes[2,9]	$1,467	$1,467
3.85%/5.25% notes	1,079	1,078
5.80% notes[3,9]	395	395
6.35% notes[4,9]	593	593
Other fixed-rate notes[5,9]	1,326	1,607
Project financing	—	400
Capital leases[6]	69	114
Other debt obligations	605	609
4.10%/5.75% notes[7,9]	842	1,569
Acacia credit facility[8]	71	99

	$6,447	$7,931
Less: current portion[10]	(63)	(143)

	$6,384	$7,788

[1]

The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick to, at its option, redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.

[2]

Consists of $1.5 billion in conjunction with our wholly owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $629 million of BNAF notes due 2021 and $850 million of BNAF notes due 2041.

[3]	Consists of $400 million of 5.80% notes which mature in 2034.
[4]	Consists of $600 million of 6.35% notes which mature in 2036.
[5]

Consists of $1.3 billion in conjunction with our wholly owned subsidiary Barrick North America Finance LLC (“BNAF”) and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $248 million of BPDAF notes due 2020, $250 million of BNAF notes due 2038 and $850 million of BPDAF notes due 2039.

[6]	Consists primarily of capital leases at Pascua-Lama, $29 million, and Lagunas Norte, $34 million (2016: $50 million and $56 million, respectively).
[7]	Consists of $850 million in conjunction with our wholly owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $850 million of BNAF notes due 2043.
[8]	Consists of an export credit backed term loan facility.
[9]

We provide an unconditional and irrevocable guarantee on all Barrick North America Finance LLC (“BNAF”), Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”), Barrick Gold Finance Company (“BGFC”) and Barrick (HMC) Mining (“BHMC”) notes and generally provide such guarantees on all BNAF, BPDAF, BGFC and BHMC notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[10]

The current portion of long-term debt consists of project financing ($nil million; 2016: $72 million), other debt obligations ($4 million; 2016: $5 million), capital leases ($31 million; 2016: $38 million) and Acacia credit facility ($28 million; 2016: $28 million).

Project financing

During Q1 2017, $155 million of the Pueblo Viejo Project Financing Agreement was repaid. During Q3 2017, the remaining $267 million of the Pueblo Viejo Project Financing Agreement was repaid in full. The settlement resulted in a debt extinguishment loss of $24 million.

Debt Management

On June 20, 2017, we executed the make-whole redemption on $279 million of BGC 6.95 %notes due 2019. The settlement resulted in a debt extinguishment loss of $26 million. On September 21, 2017, we executed the make-whole redemption on the $731 million of BGC 4.10% notes due 2023. The settlement resulted in a debt extinguishment loss of $77 million.

BARRICK THIRD QUARTER 2017	80	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

15 > FAIR VALUE MEASUREMENTS

A)    Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at September	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Aggregate fair value
30, 2017	(Level 1)	(Level 2)	(Level 3)
Cash and equivalents	$2,025	$—	$—	$2,025
Other investments	29	—	—	29
Derivatives	—	(39)	—	(39)
Receivables from provisional copper and gold sales	—	116	—	116

	$2,054	$77	$—	$2,131

B)    Fair Values of Financial Assets and Liabilities

	As at September 30, 2017		As at December 31, 2016
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other receivables	$570	$570	$399	$399
Other investment	29	29	18	18
Derivative assets	12	12	2	2

	$611	$611	$419	$419

Financial liabilities
Debt[2]	$6,447	$7,616	$7,931	$8,279
Derivative liabilities	51	51	78	78
Other liabilities	243	243	216	216

	$6,741	$7,910	$8,225	$8,573

[1]	Recorded at fair value. Quoted market prices are used to determine fair value.
[2]	Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

C)    Assets Measured at Fair Value on a Non-Recurring Basis

As at September	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Aggregate fair value
30, 2017	(Level 1)	(Level 2)	(Level 3)
Property, plant and equipment[1]	$—	$—	$1,579	$1,579

[1]	Property, plant and equipment were written up by $1,128 million, which was included in earnings relating to our Cerro Casale property. Refer to note 4B.

The Company’s valuation techniques were presented in Note 26 of the consolidated financial statements for the year ended December 31, 2016, and have been consistently applied in these interim financial statements.

16 > CAPITAL STOCK

A)    Authorized Capital Stock

Our authorized capital stock includes an unlimited number of common shares (issued 1,166,263,347 common shares); an unlimited number of first preferred shares issuable in series (the first series is designated as the “First Preferred Shares, Series A” and consists of 10,000,000 first preferred shares (issued nil); the second series is designated as the “First Preferred Shares, Series B” and consists of 10,000,000 first preferred shares (issued nil); and the third series is designated as the “ First Preferred Share, Series C Special Voting Share” and consists of 1 Special Voting Share (issued nil)); and an unlimited number of second preferred shares issuable in series (the first series is designated as the “Second Preferred Shares, Series A” and consists of 15,000,000 second preferred shares (issued nil)). Our common shares have no par value.

B)    Dividends

The Company’s practice has been to declare dividends after a quarter in the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

The Company’s dividend reinvestment plan resulted in 689,276 common shares issued to shareholders for the nine months ended September 30, 2017.

BARRICK THIRD QUARTER 2017	81	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

17 > NON-CONTROLLING INTERESTS

	Pueblo Viejo 40%	Acacia 36.1%	Cerro Casale 25%	South Arturo 40%	Total
At January 1, 2017	$1,311	$704	$319	$44	$2,378

Share of income (loss)	93	(34)	173	(1)	231
Cash contributed	—	—	1	10	11
Decrease in non-controlling interest[1]	—	—	(493)	—	(493)
Disbursements	(67)	(12)	—	(40)	(119)

At September 30, 2017	$1,337	$658	$—	$13	$2,008

[1]	Represents the sale of a 25% interest in Cerro Casale. Refer to note 4B.

18 > CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 36 “Contingencies” to the Company’s audited consolidated financial statements for the year ended December 31, 2016 (the “Audited Annual Financial Statements”), and no new contingencies have occurred that are material to the Company since the issuance of the Audited Annual Consolidated Financial Statements.

The description set out below should be read in conjunction with Note 36 “Contingencies” to the Audited Annual Financial Statements.

Litigation and Claims Update

US Shareholder Class Action

On May 10, 2017, Shepard Broadfoot, a purported shareholder of Barrick Gold Corporation, filed suit in the United States District Court for the Southern District of New York (“SDNY”) against the Company, Kelvin Dushnisky, Catherine Raw, Richard Williams and Jorge Palmes. The complaint asserts claims against the defendants arising from allegedly false and misleading statements concerning production estimates and environmental risks at the Veladero mine, and seeks unspecified damages and other relief. On May 19, 2017, a second and substantially identical purported class action complaint was filed in the SDNY. On October 4, 2017, the Court consolidated the action on and appointed the lead plaintiff and lead counsel. A briefing schedule has been set by the Court, and the plaintiffs’ amended consolidated complaint is due in December 2017. The Company believes that the claims are without merit and intends to defend them vigorously. No amounts have been accrued for any potential losses under these matters.

Pascua-Lama – SMA Regulatory Sanctions

The final resolution from Chile’s environmental regulator (SMA) in respect of the administrative proceedings remains pending and CMN continues to respond to information requests from the SMA from time to time.

Pascua-Lama – Constitutional Protection Action

On March 13, 2017, the Supreme Court vacated the Temporary Closure Plan, ruling that additional information regarding the SMA regulatory sanction process was required from the environmental regulator, and ordering the mining authority (Sernageomin) to issue a new resolution on the Temporary Closure Plan after receiving such information. On August 29, 2017, Sernageomin issued a new resolution in which it reapproved the Temporary Closure Plan as originally issued. This approval is valid through September 2019.

Pascua-Lama—Water Quality Review

A hearing took place on July 25, 2017. A decision of the Environmental Court is pending.

Veladero—Release of Cyanide-Bearing Process Solution

San Juan Provincial Regulatory Sanction Proceeding

On July 11, 2017, the San Juan government rejected MAG’s final administrative appeal of this decision. On September 5, 2017, the Company commenced a legal action to continue challenging certain aspects of the decision before the San Juan courts.    MAG has implemented a remedial action plan at Veladero in response to the incident as required by the San Juan mining authority.

Criminal Matters

On August 15, 2017, the Court of Appeals confirmed the indictment against eight of the nine individuals that had been charged with alleged negligence in connection with the solution release.    The individual defendants have appealed the indictments to the San Juan Supreme Court. The case will proceed in the San Juan provincial court while this appeal is pending. MAG is not a party to the Provincial Action.

On October 17, 2016, a separate criminal investigation was initiated by the federal judge overseeing the Federal Investigation based on the alleged failure of federal government officials to regulate the Veladero mine under Argentina’s glacier legislation (see “Argentine Glacier Legislation and Constitutional Litigation” in Note 36 “Contingencies” for more information on this legislation). On June 16, 2017, MAG submitted a motion to challenge the federal judge’s decision to assign this investigation to himself. MAG also requested to be

BARRICK THIRD QUARTER 2017	82	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

admitted as a party to the proceeding in order to present evidence in support of the Company. On September 14, 2017, the Court of Appeals consolidated the two investigations before the federal judge and allowed MAG to join as a party to the consolidated Federal Investigation.

No amounts have been recorded for any potential liability arising from these matters, as the Company cannot reasonably predict any potential losses.

Veladero—Release of Crushed Ore Saturated with Process Solution

On September 14, 2017, the San Juan Provincial mining authority consolidated the administrative proceeding into a single proceeding against MAG encompassing both the September 2016 incident and the March 2017 incident described below (see “Veladero - Release of Gold-bearing Process Solution”).

Veladero - Cyanide Leaching Process - Civil Action

MAG replied to the lawsuit on February 20, 2017, and the case will now proceed to the evidentiary stage. On March 31, 2017, the plaintiffs supplemented their original complaint to allege that the risk of environmental damage had increased as a result of the March 28, 2017 release of gold-bearing process solution incident described below (see “Veladero - Release of Gold-bearing Process Solution”). The Company responded to the new allegations and intends to continue defending this matter vigorously.

Veladero - Release of Gold-bearing Process Solution

Regulatory Infringement Proceeding and Temporary Suspension of Addition of Cyanide

On March 28, 2017, the monitoring system at the Company’s Veladero mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad. This solution was contained within the operating site; no solution reached any diversion channels or watercourses. All affected soil was promptly excavated and placed on the leach pad. The Company notified regulatory authorities of the situation, and San Juan provincial authorities inspected the site on March 29, 2017.

On March 29, 2017, the San Juan provincial mining authority issued a violation notice against MAG in connection with the incident and ordered a temporary restriction on the addition of new cyanide to the leach pad until corrective actions on the system were completed. The mining authority lifted the suspension on June 15, 2017, following inspection of corrective actions.

On March 30, 2017, the San Juan Mining Minister ordered the commencement of a regulatory infringement proceeding against MAG as well as a comprehensive

evaluation of the mine’s operations to be conducted by representatives of the Company and the San Juan provincial authorities.    The Company filed its defense to the regulatory infringement proceeding on April 5, 2017. On September 14, 2017, the San Juan Provincial mining authority consolidated this administrative proceeding into a single proceeding against MAG encompassing both the September 2016 incident described above and the March 2017 incident. On October 10, 2017, the San Juan Provincial mining authority notified MAG of two charges under the infringement proceeding for alleged violations of the Mining Code in connection with the March 2017 incident. MAG will request additional detail regarding the charges and then submit its response in the administrative proceeding.

No amounts have been recorded for any potential liability rising from these matters, as the Company cannot reasonably predict the outcome.

Provincial Amparo Action

On March 30, 2017, MAG was served notice of a lawsuit, called an “amparo” protection action, filed in the Jachal First Instance Court (the “Jachal Court”) by individuals who claim to be living in Jachal, Argentina and who are seeking the cessation of all activities at the Veladero mine. The plaintiffs sought an injunction as part of the lawsuit, requesting, among other things, the cessation of all activities at the Veladero mine or, alternatively, a suspension of the leaching process at the mine. On March 30, 2017, the Jachal Court rejected the request for an injunction to cease all activities at the Veladero mine, but ordered, among other things, the suspension of the leaching process at the Veladero mine and for MAG and the San Juan provincial mining authority to provide additional information to the Jachal Court in connection with the incident.

The Company filed a defense to the provincial amparo action on April 7, 2017. The Jachal Court lifted the suspension on June 15, 2017, after the San Juan provincial mining authority provided the required information and a hydraulic assessment of the leach pad and process plant was implemented.    No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome.

Federal Amparo Action

On April 4, 2017, the National Minister of Environment of Argentina filed a lawsuit in the Buenos Aires federal court (the “Federal Court”) in connection with the March 2017 incident. The amparo protection action is seeking a court order requiring the cessation and/or suspension of activities at the Veladero mine. MAG submitted extensive information to the Federal Court about the incident, the then-existing administrative and provincial judicial suspensions, the remedial actions taken by the Company

BARRICK THIRD QUARTER 2017	83	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

and the lifting of the suspensions as described above. MAG also challenged the jurisdiction of the Federal Court and the standing of the National Minister of Environment of Argentina and requested that the matter be remanded to the Jachal Court. The Province of San Juan also challenged the jurisdiction of the Federal Court in this matter. On June 23, 2017, the Federal Court decided that it is competent to hear the case, and referred the case to the Court of Appeals to determine whether the Federal Court or Provincial Court in the case described above has the authority to assess the merits of the amparo remedy. On July 5, 2017, the Provincial Court issued a request for the Supreme Court of Argentina to resolve the jurisdictional dispute. On July 30, 2017, the Court of Appeals referred the jurisdictional dispute to the Supreme Court and a decision on the matter is pending. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome.

Writ of Kalikasan

In November 2016, the Petitioners notified the Court of Appeals that settlement negotiations did not resolve the action, which alleges that Placer Dome Inc. violated the Petitioners’ constitutional right to a balanced and healthful ecology at the Marcopper mine in the Philippines, and that the Company is liable for the alleged actions and omissions of Placer Dome Inc. In March 2017, the Court of Appeals asked Petitioners whether they intend to pursue the action. The Company is awaiting receipt of the Petitioner’s notification of their intentions.

Cerro Casale

On June 12, 2017, the Environmental Court ordered the Chilean Committee of Ministers for the Environment to review its January 9, 2015 decision to impose new limitations on the volume of groundwater that the Cerro Casale project may extract for mining operations. The Committee of Ministers for the Environment met on September 6, 2017 in accordance with the Environmental Court order, and a decision in this matter is pending.

Acacia Mining plc - Concentrate Export Ban and Related Disputes

In March 2017, the Tanzanian Ministry of Energy and Minerals imposed a ban on the export of metallic concentrates (the “Ban”). This includes gold/copper concentrate exported by Acacia’s Bulyanhulu and Buzwagi mines. Following the imposition of the Ban, various investigations were conducted on behalf of the Tanzanian Government, which have resulted in allegations of undeclared revenue and unpaid taxes being made against Acacia which Acacia considers to be implausible. Acacia has received adjusted assessments for the tax years 2000-2017 from the Tanzania Revenue Authority (the “TRA”) for a total amount of approximately $190 billion. These assessments are being disputed and the underlying allegations are included in the matters that have been referred to international arbitration.

In addition, following the end of the third quarter, Acacia was served with notices of adjusted corporate income tax and withholding tax assessments for tax years 2005 to 2011 with respect to Acacia’s former Tulawaka joint venture, and demands for payment, for a total amount of approximately $3 billion. Interest and penalties represent the vast majority of the new assessments. The TRA has not provided Acacia with any explanations or reasons for the adjusted assessments, or with the TRA’s position on how the assessments have been calculated or why they have been issued. Acacia disputes these assessments and has requested supporting calculations, which have not yet been received.

In addition to the Ban, new and amended legislation was passed in Tanzania in early July 2017, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. Acacia continues to monitor the impact of the new legislation in light of its Mineral Development Agreements with the Government of Tanzania. However, to minimize further disruptions to its operations Acacia will, in the interim, satisfy the requirements imposed as regards the increased royalty rate in addition to the recently imposed 1% clearing fee on exports.

Acacia has been looking to address all issues in respect of the Ban along with other ongoing disputes through dialogue with the Tanzanian Government. In this context, on July 4, 2017, Acacia caused arbitration notices to be served in Tanzania in accordance with the dispute resolution processes agreed by the Government of Tanzania in the relevant Mineral Development Agreements. Acacia remains of the view that a negotiated resolution is the preferable outcome to the current disputes and Acacia will continue to work to achieve this. During the third quarter of 2017, Barrick and the Government of Tanzania engaged in discussions for the potential resolution of the disputes.    Acacia did not participate directly in these discussions as the Government of Tanzania had informed Barrick that it wished to continue dialogue solely with Barrick.

On October 19, 2017, Barrick announced that it had agreed with the Government of Tanzania a proposed framework for a new partnership between Acacia and the Government of Tanzania.    Barrick and the Government of the Tanzania also agreed to form a working group that will focus on the resolution of outstanding tax claims against Acacia.    Key terms of the proposal include (i) the creation of a new Tanzanian

BARRICK THIRD QUARTER 2017	84	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

operating company to manage Acacia’s Bulyanhulu, Buzwagi and North Mara mines and all future operations in the country with key officers located in Tanzania and Tanzanian representation on the board of directors, (ii) maximization of local employment of Tanzanians and procurement of goods and services within Tanzania, (iii) economic benefits from Bulyanhulu, Buzwagi and North Mara would be distributed on a 50/50 basis, with the Government’s share delivered in the form of royalties, taxes and a 16% free carry interest in Acacia’s Tanzanian operations; and (iv) in support of the working group’s ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the Government of Tanzania, on terms to be settled by the working group.    Barrick and the Government of Tanzania are also reviewing the conditions for the lifting of the Ban. The proposal is subject to review and approval by Acacia. Other than as disclosed in note 10, no amounts have been recorded for any potential liability or additional losses arising from these matters, as the Company cannot reasonably determine the terms of the final arrangements between the Government of Tanzania and Acacia.

See note 10 of these Financial Statements for information related to income tax expenses recorded with respect to these matters.

BARRICK THIRD QUARTER 2017	85	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

HEAD OFFICE

Barrick Gold Corporation

Brookfield Place

TD Canada Trust Tower

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Telephone: +1 416 861-9911

Toll-free: 1-800-720-7415

Fax: +1 416 861-2492

Email: investor@barrick.com

Website: www.barrick.com

SHARES LISTED

ABX	The New York Stock Exchange
The Toronto Stock Exchange

INVESTOR CONTACT

Daniel Oh

Senior Vice President

Investor Engagement and Governance

Telephone: +1 416 307-7474

Email: doh@barrick.com

TRANSFER AGENTS AND REGISTRARS

AST Trust Company (Canada)

P.O. Box 700, Postal Station B

Montreal, Quebec H3B 3K3

or

American Stock Transfer & Trust Company, LLC

6201 – 15 Avenue

Brooklyn, New York 11219

Telephone: 1-800-387-0825

Fax: 1-888-249-6189

Email: inquiries@astfinancial.com

Website: www.astfinancial.com

MEDIA CONTACT

Andy Lloyd

Senior Vice President

Communications

Telephone: +1 416 307-7414

Email: alloyd@barrick.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements’. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “target”, “plan”, “objective”, “assume”, “intend”, “project”, “goal”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could”, “would” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: (i) Barrick’s forward-looking production guidance; (ii) estimates of future cost of sales per ounce for gold and per pound for copper, cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; (iii) cash flow forecasts; (iv) projected capital, operating and exploration expenditures; (v) Barrick’s expectations regarding the potential benefits resulting from a new partnership between Acacia Mining plc (“Acacia”) and the Government of Tanzania; (vi) potential improvements to operating performance, production and mine life at Barrick’s Cortez, Turquoise Ridge and Lagunas Norte mines; (vii) potential developments at Barrick’s Goldrush project; (viii) targeted debt and cost reductions; (ix) mine life and production rates; (x) potential mineralization and metal or mineral recoveries; (xi) savings from our improved capital management program; (xii) Barrick’s Best-in-Class program (including potential improvements to financial and operating performance that may result from certain Best-in-Class initiatives); (xiii) the timing and results of the prefeasibility study at Pascua-Lama; (xiv) our pipeline of high confidence projects at or near existing operations; (xv) the benefits of unifying the Cortez and Goldstrike operations; (xvi) our ability to convert resources into reserves (xvii) asset sales, joint ventures and partnerships; and (xviii) expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with the fact that certain Best-in-Class initiatives are still in the early stages of evaluation and additional engineering and other analysis is required to fully assess their impact; the duration of the Tanzanian ban on mineral concentrate exports; the ultimate terms of any definitive agreement between Barrick Acacia and the Government of Tanzania to resolve a dispute relating to the imposition of the concentrate export ban and allegations by the Government of Tanzania that Acacia under-declared the metal content of concentrate exports from Tanzania; the status of certain tax re-assessments by the Tanzanian government; the manner in which amendments to the 2010 Mining Act (Tanzania) increasing the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act (Tanzania) imposing a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017 will be implemented and the impact of these and other legislative changes on Acacia; whether Acacia will approve the terms of any final agreement reached between Barrick and the Government of Tanzania with respect to the dispute between Acacia and the Government of Tanzania; the benefits expected from recent transactions being realized; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of the Best-in-Class initiatives, targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed Company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.